Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Transport America, Inc. And Subsidiaries

As confidentially submitted to the Securities and Exchange Commission on September 18, 2013
as Amendment No. 1 to the confidential submission
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRANSPORT AMERICA, INC.
(Exact name of registrant as specified in its charter)

Minnesota (State or other jurisdiction of incorporation or organization)	4213 (Primary Standard Industrial Classification Code Number)	20-4094878 (I.R.S. Employer Identification No.)

1715 Yankee Doodle Road
Eagan, Minnesota 55121
(651) 686-2500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Scott C. Arves
President and Chief Executive Officer
1715 Yankee Doodle Road
Eagan, Minnesota 55121
(651) 686-2500
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:
Jonathan B. Abram Dorsey & Whitney LLP Suite 1500 50 South Sixth Street Minneapolis, Minnesota 55402 Phone: (612) 340-2600 E-mail: abram.jonathan@dorsey.com	Patrick Daugherty Foley & Lardner LLP Suite 2800 321 North Clark Street Chicago, Illinois 60654 Phone: (312) 832-4500 E-mail: pdaugherty@foley.com

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common Stock, $0.01 par value per share

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated September 18, 2013

PROSPECTUS

                  Shares of Common Stock

Transport America, Inc.

        This is the initial public offering of shares of common stock of Transport America, Inc.

        Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We have applied to list our common stock on NASDAQ under the symbol "TRAM."

        We are an "emerging growth company" as defined under the federal securities laws and are subject to reduced public company reporting requirements.

        Investing in our common stock involves risks. See the section titled "Risk Factors" on page 14 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount*	$	$
Proceeds, before expenses, to us	$	$

*
Please see the section of this prospectus entitled "Underwriting" for additional information regarding underwriter compensation.

        The selling shareholders identified in this prospectus have granted the underwriters an option to purchase up to an additional            shares from them at the initial public offering price, less the underwriting discount. We will not receive any proceeds from the shares of common stock sold by the selling shareholders.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares of our common stock to purchasers on or about            , 2013.

Baird	Stifel

                                    , 2013

[GRAPHICS TO COME]

        FOR INVESTORS OUTSIDE THE UNITED STATES: NEITHER WE NOR ANY OF THE UNDERWRITERS HAVE DONE ANYTHING THAT WOULD PERMIT THIS OFFERING OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. YOU ARE REQUIRED TO INFORM YOURSELVES ABOUT, AND TO OBSERVE ANY RESTRICTIONS RELATING TO, THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS.

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since those dates.

MARKET AND OTHER INDUSTRY DATA

        Although we are responsible for all of the disclosure contained in this prospectus, we rely on and refer to information regarding the trucking industry, which has been compiled from market research reports and other publicly available information. Other industry and market data included in this prospectus are from internal analyses based upon data available from known sources or other proprietary research and analysis. We believe this data to be accurate as of the date of this prospectus. However, this information cannot always be verified with complete certainty due to the limitations on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties.

TRADEMARKS, SERVICE MARKS AND COPYRIGHTS

        We own or have rights to trademarks, service marks, trade names and copyrights that we use in connection with the operation of our business, including our corporate names, logos and website names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners. The service marks we own include Transport America®. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this prospectus may be listed without the ©, ®, sm and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks, trade names and copyrights.

GLOSSARY OF TERMS

  •
  "ACT Research" means Americas Commercial Transportation Research, Co., LLC.

  •
  "ATA" means the American Trucking Associations.

  •
  "Average length of haul" means the average number of miles driven for customers from origin to destination of a load.

  •
  "Brokerage" means customer loads for which we contract with third party trucking companies to haul instead of hauling the load using our equipment or that of our independent contractors. Use of freight brokerage supplements capacity and allows us to provide service to customers on loads that do not fit our preferred lanes.

  •
  "Carrier" means a for-hire freight transportation service provider that delivers goods provided by a shipper.

  •
  "Class 8 tractor" means tractors over 33,000 pounds in gross vehicle weight. Our tractor fleet consists of Class 8 tractors.

  •
  "CSA" means the FMCSA's Compliance, Safety, Accountability (formerly Comprehensive Safety Analysis) program that ranks both fleets and individual drivers on seven categories of safety-related data.

  •
  "Deadhead miles" means miles driven from the point of delivering a load to the point where a new customer load is picked up.

i

  •
  "Dedicated" means those contracts in which we have agreed to dedicate certain tractor and trailer capacity for use by a specific customer. Dedicated contracts often have predictable routes and revenues and frequently replace all or part of a shipper's private fleet.

  •
  "DOT" means The U.S. Department of Transportation.

  •
  "DOT-reportable accident" means an occurrence involving a commercial motor vehicle operating on a highway in interstate or intrastate commerce which results in: (i) a fatality; (ii) bodily injury to a person who, as a result of the injury, immediately receives medical treatment away from the scene of the accident; or (iii) one or more motor vehicles incurring disabling damage as a result of the accident, requiring the motor vehicle(s) to be transported away from the scene by a tow truck or other motor vehicle. A DOT-reportable accident does not include: (i) an occurrence involving only boarding and alighting from a stationary motor vehicle; or (ii) an occurrence involving only the loading or unloading of cargo.

  •
  "Drayage" means the transport of shipping containers from a dock or port to an intermediate or final destination or the transportation of containers or trailers between pick-up or delivery locations and a railhead.

  •
  "Dry van" means an enclosed, non-refrigerated trailer generally used to carry goods.

  •
  "E-logs" means electronic driver logs, which replace paper log books. Paper log books are labor-intensive and cumbersome. E-logs also give managers greater visibility into safety and driver efficiency, allowing problems to be identified and addressed.

  •
  "FMCSA" means Federal Motor Carrier Safety Administration.

  •
  "For-hire truckload carrier" means a truckload carrier available to shippers for hire.

  •
  "Fuel surcharge" means a fee that is added to the freight charges that allows the carrier to be reimbursed for fuel costs incurred in the performance of hauling freight.

  •
  "GHJ&M" means Goldner Hawn Johnson & Morrison, a Minneapolis-based private investment firm that controls our largest shareholder, Transport Investors.

  •
  "Intermodal" or "rail intermodal" means the transport of shipping containers or trailers on railroad flat cars before or after a movement by tractor from the point of origin to the railhead or from the railhead to the destination.

  •
  "Lane" means a route, often an interstate or major highway, on which a great amount of freight flows back and forth.

  •
  "Less-than-truckload carrier" or "LTL carrier" means a carrier that picks up and delivers multiple shipments, each typically weighing less than 10,000 pounds, for multiple customers in a single trailer.

  •
  "Linehaul" means the movement of freight on a designated route between cities and service centers.

  •
  "Loaded mile" means a mile that is driven for a customer for which we are compensated.

  •
  "MAP21" means the Moving Ahead for Progress in the 21st Century Act, the current federal highway legislation.

  •
  "NASDAQ" means The Nasdaq Global Select Market.

  •
  "Private fleet" means the tractors and trailers owned or leased by a shipper to transport its own goods.

ii

  •
  "Regional" means short- and medium-haul trucking operations, operating in a defined geographical area.

  •
  "Revenue equipment" means our company tractors and trailers.

  •
  "Revenues per loaded mile" means total revenues received per mile traveled for which we are compensated for carrying a load.

  •
  "Seated tractor" means a tractor available for service and for which we have a driver to drive it.

  •
  "Shipper" means the provider of goods which the carrier delivers. Shippers are our customers.

  •
  "Southern Cal" means Southern Cal Transport, Inc., a business we acquired on January 12, 2011.

  •
  "Solo" means trucking operations carried out by a single driver.

  •
  "Team" means alternating between two drivers in accordance with hours-of-service regulations. Teams are able to move cargo faster over long distances because they can drive more hours in a day than a solo driver.

  •
  "Tractor" means a truck designed primarily to pull a trailer by means of a fifth wheel mounted over the rear axle(s) of the truck.

  •
  "Trailer" refers to a large transport conveyance designed to be pulled by a tractor.

  •
  "Transport Investors" means Transport Investors, LLC, the owner of approximately 79% of our common stock outstanding on the date of this prospectus.

  •
  "Transport Topics" means a national weekly business publication owned by the ATA covering trucking and freight transportation news.

  •
  "Truckload carrier" means a carrier that generally dedicates an entire trailer or container to one customer from origin to destination.

iii

PROSPECTUS SUMMARY

        This summary highlights significant aspects of our business and this offering, but it is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read this entire prospectus, including the information presented under the section entitled "Risk Factors" and the historical financial data and related notes, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

        Unless we state otherwise or the context otherwise requires, references in this prospectus to "Transport America," "we," "our," and "us" refer to Transport America, Inc., a Minnesota corporation, and its consolidated subsidiaries, including Transport Corporation of America, Inc. a Minnesota corporation, which we refer to in this prospectus as our operating company. We are the sole shareholder of the operating company. Unless we state otherwise or the context otherwise requires, references in this prospectus to "drivers" refer collectively to our employee drivers and our independent contractor drivers.

 Summary

Our Business

        We are a leading provider of truckload transportation and logistics services to shippers located in the United States and Mexico. We offer a broad, integrated suite of truckload transportation services to a diverse and sophisticated group of customers who value our high-quality services for their multiple shipping needs. We primarily provide for-hire, dry-van truckload transportation, delivered by solo or team drivers, combined with regional, dedicated, intermodal and brokerage services. We operate a modern technology-enabled fleet of approximately 1,600 tractors (comprised of approximately 1,300 company tractors and approximately 300 independent contractors) and 4,500 trailers and an efficient network of 12 terminals. Our management team has demonstrated the ability to increase operating income, improve margins and integrate large acquisitions, while maintaining a reputation for service, safety and reliability. We have created standardized processes and a scalable infrastructure, which we believe can support significantly larger operations and additional acquisitions with minimal incremental investment. We believe the benefits of access to capital provided by this offering position us to accelerate our growth through a combination of internal expansion and strategic acquisitions, although there is no guarantee that we will be able to accelerate our growth.

        Our current business has been created by three transformative events. In February 2006, we were acquired by GHJ&M, the private investment firm that controls our largest shareholder. GHJ&M's objective was to profitably grow the business by installing an experienced and professional management team to improve operations and continue to provide excellent service. Beginning in 2006, we rebuilt our senior management team with seasoned professionals, hiring Scott Arves as CEO in January 2007 and promoting Keith Klein to COO. In January 2011, we acquired Southern Cal in one of the largest asset-based truckload acquisitions made in our industry based on announced acquisition price during the last six years, increasing our geographic reach and expanding our service offerings. Since 2006, we have focused on profitable growth, cost discipline and capital preservation, improving our annual operating ratio from 98.4% in 2005 to 94.7% in 2012 as well as improving our annual adjusted operating ratio from 97.6% in 2005 to 93.1% in 2012 and increasing our annual operating income from a loss of $0.9 million in 2011 to income of $19.2 million in 2012 and our adjusted annual operating income from $10.3 million in 2011 to $19.2 million in 2012. For the year ended December 31, 2012, our net income was $3.9 million on revenues of $363.5 million compared to a net loss of $11.6 million on revenues of $388.1 million for the same period of 2011. For the six months ended June 30, 2013, our net income was $2.2 million on revenues of $176.3 million compared to net income of $1.8 million on revenues of $183.9 million for the same period of 2012.

Our Competitive Strengths

        We believe that the following principles distinguish us from many of our competitors and enable us to compete effectively:

Recruit, train and retain exceptional talent and management

        We believe that the depth of our highly talented, energetic and committed employee pool is one of our key competitive strengths. The addition of Scott Arves as our CEO was a key element of an extensive rebuilding of our talent base with a seasoned, professional and results-oriented management team. Prior to joining us in 2006, Mr. Arves spent 27 years with Schneider National, one of the nation's largest for-hire truckload carriers, where he was responsible for managing a $3 billion truckload and intermodal business that employed approximately 20,000 people. In addition, Mr. Klein's promotion to COO established a strong financial-oriented operations leader who, together with Mr. Arves, has been instrumental in our success. Our executives have extensive transportation and logistics experience with leading companies such as UPS, JB Hunt, Best Buy, Home Depot, Echo Global Logistics and Yellow Roadway. Our eight-person senior management team possesses a combined 175-plus years of transportation and logistics experience. This leadership team has improved our operational execution, revenue growth and customer service. As a result of the talent and vision of our leadership team, we have clarified our strategy, attracted talent to execute this strategy, standardized our processes, streamlined our operations and established a culture of discipline and accountability.

Pursue continuous improvements in operations and execution

        Our management team has built an organization focused on continuous improvement in our operations and execution. We have worked aggressively to build a company culture with a strategy, vision and purpose that provides a roadmap for our employees to succeed in their positions. In particular, we believe our process-driven operations result in consistent execution and lower operating costs through increased efficiency, higher on-time delivery rates and fewer errors. We created this process-driven operating strategy based on five key components, which we refer to as our "cornerstones":

  •
  Provide an excellent customer experience;

  •
  Focus on sales and customer service to create demand for our services that frequently exceeds our capacity, enabling us to pursue the most attractive freight and optimally load our equipment;

  •
  Improve the profitability of freight through effective yield management;

  •
  Continually improve processes that enable us to deliver exceptional results; and

  •
  Continue to drive to a low cost, high-value position in the industry.

        As a result of executing this operating strategy over the last six years, we have cultivated a strong culture that serves as the foundation of and driving force behind sustainable operating enhancements. Since the beginning of 2006, our annual operating ratio has improved by 370 basis points and our annual adjusted operating ratio improved by approximately 450 basis points. The consistent execution of these cornerstones enables us to achieve industry-leading customer service, safety and driver retention.

Capitalize on potential acquisition opportunities

        The transportation and logistics industry is large and highly fragmented, thereby providing significant opportunities to pursue strategic acquisitions. Our scalable platform and infrastructure, experienced management team and ability to identify, execute and integrate acquisitions provide us with a competitive strength when seeking potential acquisition candidates. We believe that we currently have the infrastructure in place to pursue our growth goals, which include geographic expansion and the introduction of new or enhanced service offerings (particularly regional and dedicated truckload services, brokerage activities and intermodal services). Furthermore, our strengthened capital position following this offering provides additional acquisition capabilities. Our management team is deeply experienced at identifying, integrating and improving the performance of acquired businesses. Our CEO, Scott Arves, has worked on the integration of five trucking acquisitions of various sizes during his career. Other members of our senior management team are equally experienced with acquisitions, bringing expertise gained through a total of 25 additional transactions. The success of our team was demonstrated by our recent acquisition and integration of Southern Cal, one of the largest asset-based truckload acquisitions completed in our industry based on announced acquisition price during the last six years. Following our acquisition of Southern Cal in 2011, we improved its adjusted operating ratio by approximately 1,066 basis points in the next six fiscal quarters (before it was integrated into our existing operations in the fall of 2012) through the application of our five operating cornerstones. We believe our experience with this acquisition, our ability to apply our operating cornerstones to acquired businesses and our cultural emphasis on execution position us to successfully acquire and integrate targets.

Deliver a broad suite of services with high-quality customer service

        We offer a broad integrated suite of dry-van truckload services to address customers' various transportation needs, including solo, team, regional, dedicated, intermodal and brokerage services. This diversified offering enables us to compete more effectively as customers continue to seek transportation providers that offer a broader range of services, allowing them to streamline their transportation management. Our customer base consists principally of Fortune 1000 medium-volume shippers that we believe are often underserved and that have a wide variety of shipping needs, value our ability to provide comprehensive truckload solutions and require high-quality execution. Our breadth of services helps diversify our customer base, creates cross-selling opportunities and strengthens relationships by deepening our integration with our customers' supply chains. For example, nine of our top ten customers used at least three of our services in 2012. Our customers have expressed their satisfaction with our services by honoring us with multiple supplier and vendor awards. In fact, we have a strong history of being recognized annually by customers with various awards, including Supplier Excellence Awards from 3M and PPG Industries in 2012 and Logistics Management's "Quest for Quality" award in 2011, regarded as one of the most prestigious awards given for customer satisfaction and performance excellence within our industry.

Recruit and retain drivers

        We believe that driver recruitment and retention is a core operating strength. Our experienced, non-union drivers are critical to our operating model. We recruit and retain drivers by offering attractive compensation and benefit packages, modern equipment, professional driver management and comprehensive training. We estimate that our total compensation for drivers ranks in the top decile of the truckload industry. We provide our drivers with modern, reliable equipment with attractive features, including sleeper bunks, large cabins, air-ride suspensions and anti-lock brakes. Our company-tractors are equipped with communications technology that enables drivers to receive load-related information, directions, pay information, fueling recommendations and e-mail access. We believe our convenient service center locations, modern equipment and substantial regional and dedicated operations help us recruit and retain superior drivers. We focus on driver retention to reduce recruitment cost, improve customer service and maintain high tractor utilization. In addition, experienced drivers tend to have fewer accidents, thereby lowering insurance claims. Our dry-van truckload operations had a driver turnover rate of 73% for 2012, compared to an industry average of 98% over the same period, according to the ATA. We believe our driver-friendly culture and total compensation in the top decile of the truckload industry will be an increasing competitive advantage as the availability of drivers decreases in the future.

Optimize high-quality asset base

        We have a modern, technology-enabled fleet that enables us to efficiently execute our process-driven operations and to consistently deliver high-quality services. We operate a fleet of approximately 1,300 company tractors with an average age of approximately 2.3 years (compared to the industry average of 6.6 years as of 2012, according to ACT Research), which are equipped with the latest in-cab communication and other technologies designed to increase productivity, lower costs and enhance safety, and we utilize approximately 300 independent contractors for a total fleet size of approximately 1,600 tractors. Our fleet also includes approximately 4,500 trailers which have an average age of 4.8 years (compared to an industry average of 8.3 years). We believe the investment in a newer tractor and trailer fleet improves service, controls fuel costs, reduces maintenance costs and provides flexibility to manage capital expenditures as warranted by economic conditions without negatively impacting the business. The 12 terminals in our network are strategically located across our areas of operation, enabling us to deliver a broad range of services to all of our customers while increasing driver quality of life and retention. Because our terminals are strategically located, we can perform approximately 80% of required maintenance in our own facilities, take advantage of bulk fuel pricing, more closely monitor compliance with safety standards and provide safe parking for our drivers. Our custom-developed information technology platform ties together our fleet, back-office and customers, processing orders, optimizing schedules, dispatching loads, monitoring loads in transit and providing real-time data on profitability. Our network of 12 terminals and back-office support functions can support significantly larger operations and the integration of acquisitions with minimal incremental investment.

Our Growth Strategy

        We have demonstrated the ability to grow our customer base, improve profitability and integrate a sizeable acquisition despite the 2008-2009 U.S. recession, an excess supply of tractors and a capital-constrained operating environment. Since 2006, our primary operating objectives have focused on improving our bottom line and adding services, which improved our annual operating ratio from 98.4% in 2005 to 94.7% in 2012, as well as our adjusted operating ratio from 97.6% in 2005 to 93.1% in 2012. Our goals going forward are to grow our revenues, capture market share, increase our profitability and generate attractive returns on capital. We believe that the processes and procedures established by our management team throughout the organization, our talented workforce, trucking industry trends and our increased financial flexibility following this offering will enable us to continue our earnings growth. We intend to pursue growth through the following initiatives:

Expand relationships with existing customers

        A major component of our growth plan is to gain a larger share of our customers' transportation budgets and increase the number of our services utilized by our customers. In addition, our sales team has been focused on cross-selling our expanded service offering. Since the acquisition of Southern Cal in January 2011, the number of our customers using multiple service offerings has increased by 36%. By increasing freight volumes and density in our system, we also benefit from better utilization and efficiency, thereby improving our financial performance. We intend to continue to expand our cross-selling efforts across our customer base, with particular focus on what we believe will be higher growth areas—dedicated and regional services:

  •
  Expand dedicated service offering—We expect demand for dedicated transportation to grow as more shippers:

  •
  Outsource non-core activities, such as truckload transportation, in order to avoid onerous regulatory standards, more stringent safety requirements, driver recruiting challenges and more expensive equipment requirements;

  •
  Minimize their exposure to the volatility in the transportation spot market, which is driven by increased freight demand as the economy improves, the exit of truckload providers who lack scale, the growing shortage of drivers and the rising cost of truck ownership and maintenance; and

  •
  Become increasingly concerned about capacity shortages.

  •
  Expand regional service offering—Regional operations provide significant opportunities for us due to:

  •
  Less competition from smaller operators than in long-haul markets in which services tend to be more commoditized due to the larger number of competitors;

  •
  Lower driver pay and easier recruitment due to a better lifestyle for drivers who are able to spend more time at home; and

  •
  Freight contracts supported by people, processes and sophisticated technologies that enable us to run highly-efficient regional networks.

    Specifically, we intend to expand our existing Southeast, Midwest and Ohio regional operations by continuing to target new customer freight in these regions. We also continue to evaluate other regions for potential entry.

Add new customers

        We are well-positioned to grow by attracting new customers. During 2012 we added 75 new customers that collectively contributed over $31 million in revenues. As we have grown, we have developed a broader base of services, which has enabled us to provide a more comprehensive solution to prospective customers. We believe our larger size and broader service offering relative to smaller competitors and increased financial strength as a result of this offering will enable us to accelerate our growth. Also, we have significantly improved the quality and increased the size of our sales team; from 2006 to 2013, we added eight salespeople, increasing the total from seven to 15. With our expanded suite of services, our reputation for quality and safety and our larger and more qualified sales team, we have improved our positioning with prospective customers to be their "one-stop" dry-van truckload transportation services provider.

Continue to focus on operational improvements

        We are an execution-oriented company, and we believe that operational excellence has been critical to our success. Since the addition of Scott Arves and his management team, we have completed a number of operational improvements that have streamlined our cost structure, improved operating efficiency and enhanced our margins. We also have invested in the people necessary to lead continuous improvement initiatives that instill these disciplines as part of our culture. In order to capitalize on these improvements and enhance our competitive position, we continue to implement additional initiatives, including:

  •
  Increasing our ability to attract new freight and capture higher-quality revenues by refining our customer bid response process;

  •
  Driving yield improvement by diversifying our customer and freight mix, improving equipment utilization and increasing our average revenues per loaded mile;

  •
  Standardizing processes and applying continuous improvement disciplines to achieve more efficient utilization of our tractors, trailers and drivers' available hours of service;

  •
  Improving customer service and increasing operational efficiencies throughout our customer-facing functions;

  •
  Continuing to foster accountability and cost discipline;

  •
  Managing the flow of our tractor capacity through our network to balance freight flows and reduce deadhead miles; and

  •
  Improving driver satisfaction to enhance performance and reduce attrition costs.

Selectively pursue acquisitions

        We seek to identify complementary acquisition targets that can be purchased at attractive valuations. We believe that, due to the highly-fragmented nature of the U.S. truckload market, significantly increased operating costs and a population of aging owners of truckload carriers without a succession plan in place, there is an abundance of potential acquisition targets. We also believe our management team is highly experienced in successfully completing and integrating significant acquisitions, such as our acquisition of Southern Cal. We believe we can improve the culture and performance of acquired entities as part of our company and that the opportunities we provide for target companies and their employees make us an acquirer-of-choice. The ideal targets for these transactions offer experienced, trained drivers, opportunities for geographical expansion (as we currently have a limited presence in the Western and mid-Atlantic U.S.), additional services (particularly regional and dedicated truckload services, brokerage activities and intermodal services), limited customer overlap, relatively modern equipment and non-unionized labor. We are confident there are, and will continue to be, opportunities to acquire companies at valuations that will be accretive to earnings and provide a greater return on invested capital than organic fleet expansion. Our current infrastructure is scalable and can support the additional freight volume provided by acquisitions. The deleveraging of our balance sheet as a result of this offering will position us to selectively pursue more acquisitions.

Our Industry Opportunity

        The U.S. trucking industry is large, fragmented and highly competitive, with no dominant participant. According to the ATA, the U.S. trucking industry generated approximately $642 billion in revenues, including for-hire truckload carriers and private fleets, in 2012, and accounted for approximately 81% of all domestic spending on freight transportation. According to the ATA, for-hire truckload carrier revenues totaled $297 billion in 2012, representing 37.5% of all domestic freight transportation revenues. The ATA expects that for-hire truckload carrier revenues will grow to $516 billion by 2024, representing an average annual increase of 4.7% from 2012, and will account for 39.6% of total domestic freight transportation revenues by 2024, representing a 2.1% increase in market share as compared to 2012. There are thousands of truckload carriers in the United States, most of which operate fewer than 100 trucks. The 20 largest for-hire truckload transportation companies are estimated to constitute approximately 6.1% of the total for-hire truckload market in the United States, according to 2012 revenue data published by Transport Topics.

        Demand for truckload services in the United States is primarily driven by the health of the overall economy, particularly consumer demand and manufacturing output. Supply is dictated by the number of trucks and drivers available within the market. Freight rates fluctuate as a result of varying supply and demand within specific regional markets. We believe that the following are key factors affecting demand and supply within the truckload industry.

Key Factors Affecting Demand Environment

  •
  U.S. economy continues to expand.  Since the 2008-2009 U.S. recession, general economic conditions in the U.S. have slowly improved. Freight volumes generally increase with economic expansion. Continued expansion of the U.S. economy should result in an increase in overall U.S. freight.

  •
  Demand growing for integrated logistics services and supply chain visibility.  We believe companies continue to seek integrated transportation and logistics providers that can serve as a single point of contact for multiple logistics needs. We believe shippers will continue to consolidate their vendor bases to improve operational efficiencies and increase supply chain visibility.

  •
  Demand increasing for value-added services.  As specialization in the transportation and logistics industry continues, shippers are increasingly demanding value-added services, including those we offer, such as solo operations, dedicated truckload, expedited team, trailer-on-flat-car, regional truckload and freight brokerage.

Key Factors Affecting Supply Environment

  •
  Availability of Class 8 truck drivers.  The trucking industry has historically experienced substantial difficulty attracting and retaining qualified drivers, and the ATA estimates that the truckload industry currently has a shortage of approximately 25,000 drivers. This shortage is expected to rise to approximately 240,000 drivers by 2022 due to the aging driver population and regulatory constraints on supply. Carriers with effective recruiting and retention programs and competitive compensation and benefits, such as our company, should be in a superior position to mitigate potential effects from further deterioration of the available driver pool.

  •
  Size and age of Class 8 tractor fleets.  Sales of new tractors decreased during the 2007 to 2010 period, and the effective age of Class 8 tractors in the U.S. increased from 5.7 years in 2006 to 6.6 years in 2012, according to ACT Research. Cumulatively, ACT Research estimates that the trucking industry lost approximately 10% of tractor capacity from 2007 to 2011. The number of tractors available remains below pre-recession levels. As a result, truckload companies with larger, newer fleets will have competitive and operational advantages in a recovering market.

  •
  Increasingly restrictive regulatory environment.  The U.S. trucking industry is heavily regulated by various government agencies, primarily for safety and environmental factors. Compliance with these regulations can be burdensome, particularly for smaller carriers with narrower asset bases over which to spread their costs. In addition, many carriers may lose operating flexibility and productivity due to the regulations, thereby effectively reducing industry capacity.

  •
  Increasing barriers to entry.  Historically, barriers to entry in the truckload industry have been low. As a result, the industry largely has consisted of fleets with fewer than 100 tractors, according to the FMCSA. In recent years, however, we believe barriers to entry have increased substantially due to rising tractor prices resulting from more stringent EPA emissions standards, increasing health and benefit costs for drivers, required investments in technology and more rigorous lending standards. Such an environment should favor well-capitalized carriers with advanced technology and stable customer bases.

Summary Risk Factors

        Investing in our common stock involves a high degree of risk. Our ability to increase revenues, increase margins, integrate acquisitions, maintain our reputation, improve operations and succeed are subject to substantial risks and uncertainties. There can be no assurance that one or more of these risks and uncertainties or other factors will not materially and adversely affect our ability to increase our business or improve our results of operations or financial condition. Prospective investors are urged to carefully consider the matters discussed under "Risk Factors" prior to making an investment in our common stock. Such risks and uncertainties include, but are not limited to:

  •
  general economic and credit risks that affect the trucking industry;

  •
  fluctuations in the price or availability of fuel, hedging activities, surcharge collection and surcharge policies, which may increase our costs of operation;

  •
  difficulties in attracting and retaining qualified drivers;

  •
  our dependence on several major customers;

  •
  changes in existing regulations or violations of existing or future regulations;

  •
  our dependence on certain personnel who are of key importance to the management of our business;

  •
  the possibility that we may not execute or integrate future acquisitions successfully; and

  •
  the possibility that independent contractors could be deemed by regulators or judicial process to be employees.

Our Corporate Information

        We were incorporated in Minnesota on October 19, 2005. Our principal executive offices are located at 1715 Yankee Doodle Road, Eagan, Minnesota 55121 and our telephone number is (651) 686-2500. Our website is www.transportamerica.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

        We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earlier of the last day of the fiscal year following the fifth anniversary of the completion of this offering, the last day of the fiscal year in which we have total annual gross revenues of at least $1.0 billion, the date on which we are deemed to be a large accelerated filer (which is to say the market value of our common stock that is held by non-affiliates exceeds $700 million as of the end of the second quarter of that fiscal year), or the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Our Sponsor

        GHJ&M is a Minneapolis, Minnesota-based investment firm that sponsors private equity investments, primarily in Midwestern-based businesses operating in a variety of industry sectors.

The Offering

Common stock offered by us	shares
Over-allotment option(1)	shares
Common stock to be outstanding after this offering(2)	shares
Dividend Policy	We do not anticipate paying any dividends on our common stock in the foreseeable future. We intend to retain earnings to fund our working capital needs and growth opportunities. See "Dividend Policy."
Use of Proceeds

We estimate that the net proceeds we will receive from the sale of the shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us, will be approximately $             million. The exercise of the underwriters' over-allotment option will not affect the net proceeds to us from this offering. We intend to use the net proceeds from this offering to retire indebtedness for borrowed money. See "Use of Proceeds."

Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Proposed NASDAQ symbol	TRAM

(1)
Granted to the underwriters by certain selling shareholders. "See Principal and Selling Shareholders."

(2)
Excludes                        shares of common stock reserved for future issuance under our 2013 Stock and Incentive Plan, or our 2013 Plan.

 Summary Historical Consolidated Financial and Other Data

        The table below provides historical consolidated financial and other data for the periods and as of the dates indicated. The summary historical consolidated financial and other data for the years ended December 31, 2012 and 2011 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial and other data for the six months ended June 30, 2013 and 2012 are derived from the unaudited condensed consolidated interim financial statements included elsewhere in this prospectus and include all adjustments that management considers necessary for the presentation of the information outlined in these financial statements. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

        Transport America acquired Southern Cal on January 12, 2011 and our results for the year ended December 31, 2011 include the results of Southern Cal only after January 12, 2011. You should read the summary historical financial and other data below together with the consolidated financial statements and related notes appearing elsewhere in this prospectus, as well as "Selected Historical Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,		Six Months Ended June 30,
	2011	2012	2012	2013
	(Dollars in thousands, except share and per share data)
Consolidated statement of operations data:
Operating revenues	$388,052	$363,546	$183,863	$176,267
Operating expenses:
Salaries, wages and benefits	120,590	116,015	61,187	55,681
Fuel, maintenance and other expenses	119,829	103,506	53,249	50,085
Purchased transportation	66,126	62,908	30,483	31,696
Revenue equipment leases	960	865	434	530
Depreciation and amortization	36,826	35,414	17,205	15,120
Insurance, claims and damage	13,290	9,388	4,035	4,380
Taxes and licenses	6,186	5,516	2,882	2,041
Communications	1,747	1,519	793	666
Other general and administrative expenses	16,084	14,913	7,756	8,741
(Gain) Loss on sale of property and equipment	(3,247)	(5,671)	(3,420)	(2,367)
Impairment of goodwill	9,747	—	—	—

Total operating expenses	$388,138	$344,373	$174,604	$166,573

Operating income (loss)	(86)	19,173	9,259	9,694
Interest expense, net	11,603	12,172	5,953	5,840

Earnings (loss) before income taxes	(11,689)	7,001	3,306	3,854
Income taxes	(87)	3,081	1,524	1,610

Net income (loss)	$(11,602)	$3,920	$1,782	$2,244

Basic and diluted earnings (loss) per common share	$(92.94)	$31.19	$14.18	$17.86
Weighted average shares, basic and diluted	124,833	125,677	125,677	125,677
Pro forma data assuming completion of this offering:
Basic and diluted earnings (loss) per common share
Weighted average shares, basic and diluted

	Year Ended December 31,		Six Months Ended June 30,
	2011	2012	2012	2013
	(Dollars in thousands, except percentages and operating statistics)
Consolidated balance sheet data (at end of period):
Current assets	$61,498	$55,499	$57,552	$55,295
Property and equipment, net	$153,481	$159,404	$165,280	$159,457
Total assets	$247,932	$246,967	$255,261	$246,318
Current liabilities	$73,069	$64,973	$77,328	$71,257
Debt and capital lease obligations	$163,913	$159,935	$163,357	$152,021
Long-term debt and capital lease obligations	$124,730	$123,843	$126,018	$114,666
Total shareholders' equity	$8,308	$12,228	$10,090	$14,472
Consolidated statement of cash flows data:
Net cash flows from (used in):
Operating activities	$31,206	$41,867	$22,756	$19,492
Investing activities	$(52,457)	$(25,813)	$(20,662)	$(7,209)
Financing activities	$21,251	$(16,054)	$(2,094)	$(12,283)
Other Financial Data:
Adjusted operating income	$10,254	$19,173	$9,259	$11,155
Operating ratio	100.0%	94.7%	95.0%	94.5%
Adjusted operating ratio	96.6%	93.1%	93.4%	91.8%
Adjusted EBITDA	$47,080	$54,587	$26,464	$26,275
Operating statistics:
Weekly freight revenues per seated tractor	$3,382	$3,426	$3,389	$3,421
Freight revenues per loaded mile (excluding fuel surcharge revenues)	$1.61	$1.71	$1.68	$1.71
Deadhead miles percentage	8.9%	9.4%	9.0%	9.6%
Average seated tractors	1,649	1,514	1,546	1,467
Average loaded length of haul (in miles)	683	610	619	602
Total tractors (at end of period):
Company operated	1,489	1,307	1,380	1,303
Independent contractors	321	297	311	281
Total trailers (at end of period)	5,070	4,643	4,708	4,496

        We use the terms "adjusted operating income", "adjusted operating ratio" and "adjusted EBITDA" throughout this prospectus. Adjusted operating income, adjusted operating ratio and adjusted EBITDA, as we define these terms, are not presented in accordance with GAAP. We use these measures as a supplement to our GAAP results in evaluating certain aspects of our business, as described below.

        We define adjusted operating income as net income (loss) plus (i) interest expense, including other fees and charges associated with indebtedness, net of interest income, (ii) income taxes, (iii) non-cash impairments and (iv) other unusual items. We define adjusted EBITDA as adjusted operating income plus depreciation and amortization.

        Our board of directors and executive management team focus on adjusted operating income and adjusted EBITDA as key measures of our performance, for business planning and for incentive compensation purposes. Adjusted operating income and adjusted EBITDA assist us in comparing our performance over various reporting periods on a consistent basis because they remove from our operating results the impact of items that, in our opinion, do not reflect our core operating performance. For a reconciliation of our adjusted EBITDA to our net income (loss), the most directly related GAAP measure, please see the table below.

        We believe our presentation of adjusted operating income and adjusted EBITDA is useful because it provides investors and securities analysts the same information that we use internally for purposes of assessing our core operating performance.

        Adjusted operating income and adjusted EBITDA are not substitutes for net income (loss), income (loss), cash flows from operating activities, operating margin or any other measure prescribed by GAAP. There are limitations to using non-GAAP measures such as adjusted operating income and adjusted EBITDA. Although we believe that these measurements can make an evaluation of our operating performance more consistent because it removes items that, in our opinion, do not reflect our core operations, other companies in our industry may define adjusted operating income and adjusted EBITDA differently than we do. As a result, it may be difficult to use these or similarly named non-GAAP measures that other companies may use in comparing their performance to ours.

        Because of these limitations, adjusted operating income and adjusted EBITDA should not be considered measures of the income generated by our business or discretionary cash available to us to invest in the growth of our business.

        A reconciliation of net income (loss) to adjusted operating income and adjusted EBITDA for each of the periods indicated is as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2011	2012	2012	2013
	(Dollars in thousands)
Net income (loss)	$(11,602)	$3,920	$1,782	$2,244
Adjusted for:
Income tax expense (benefit)	(87)	3,081	1,524	1,610
Interest expense	11,603	12,172	5,953	5,840

Operating income	(86)	19,173	9,259	9,694
Depreciation and amortization	36,826	35,414	17,205	15,120

EBITDA	$36,740	$54,587	$26,464	$24,814

Operating income adjusted for:
Non-cash impairments(a)	$9,747	$—	$—	$538
Other unusual items(b)	593	—	—	923

Adjusted operating income	10,254	19,173	9,259	11,155
Depreciation and amortization	36,826	35,414	17,205	15,120

Adjusted EBITDA	$47,080	$54,587	$26,464	$26,275

(a)
Non-cash impairment charges for the six months ended June 30, 2013 include $0.5 million related to an impairment charge on a sublease for excess office space in our corporate headquarters facility. Non-cash impairment charges for the year ended December 31, 2011 include $9.7 million related to a goodwill impairment charge in the second quarter of 2011.

(b)
Other unusual items include the following:

For the six months ended June 30, 2013, we settled a lawsuit with a former customer during the second quarter and we incurred certain transaction costs related to this offering.

For the year ended December 31, 2011, we incurred certain one-time transaction expenses with respect to our acquisition of Southern Cal.

        We use the term "adjusted operating ratio" throughout this prospectus. We define adjusted operating ratio as (a) total operating expenses, less (i) fuel surcharges, (ii) non-cash impairment charges, (iii) other unusual items and (iv) excludable transaction costs, as a percentage of (b) total revenues excluding fuel surcharge revenues.

        Our board of directors and executive management team also focus on adjusted operating ratio as a key indicator of our performance from period to period. We believe fuel surcharge is sometimes volatile and eliminating the impact of this source of revenues (by netting fuel surcharge revenues against fuel expense) affords a more consistent basis for comparing our results of operations. We also believe excluding impairments and other unusual items enhances the comparability of our performance from period to period. For a reconciliation of our adjusted operating ratio to our operating ratio, please see the table below.

        We believe our presentation of adjusted operating ratio is useful because it provides investors and securities analysts the same information that we use internally for purposes of assessing our core operating performance.

        Adjusted operating ratio is not a substitute for operating margin or any other measure derived solely from GAAP measures. There are limitations to using non-GAAP measures such as adjusted operating ratio. Although we believe that adjusted operating ratio can make an evaluation of our operating performance more consistent because it removes items that, in our opinion, do not reflect our core operations, other companies in our industry may define adjusted operating ratio differently than we do. As a result, it may be difficult to use adjusted operating ratio or similarly named non-GAAP measures that other companies may use to compare their performance to ours.

        A reconciliation of our adjusted operating ratio to GAAP for each of the periods indicated is as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2011	2012	2012	2013
	(Dollars in thousands)
Total operating revenues	$388,052	$363,546	$183,863	$176,267
Less: Fuel surcharge revenues	86,253	84,068	43,041	40,033

Total revenues excluding fuel surcharge revenues	$301,799	$279,478	$140,822	$136,234

Total operating expenses	$388,138	$344,373	$174,604	$166,573
Adjusted for:
Fuel surcharge revenues	86,253	84,068	43,041	40,033
Non-cash impairments(a)	9,747	—	—	538
Other unusual items(b)	593	—	—	923

Adjusted operating expenses	$291,545	$260,305	$131,563	$125,079

Adjusted operating ratio	96.6%	93.1%	93.4%	91.8%
Operating ratio	100.0%	94.7%	95.0%	94.5%

(a)
Non-cash impairment charges for the six months ended June 30, 2013 include $0.5 million related to an impairment charge on a sublease for excess office space in our corporate headquarters facility. Non-cash impairment charges for the year ended December 31, 2011 include $9.7 million related to a goodwill impairment charge in the second quarter of 2011.

(b)
Other unusual items include the following:

For the six months ended June 30, 2013, we settled a lawsuit with a former customer during the second quarter and incurred certain transaction costs related to this offering.

For the year ended December 31, 2011, we incurred certain one-time transaction expenses with respect to our acquisition of Southern Cal.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. In addition to other information contained in this prospectus, you should carefully consider the following factors, together with the other information contained in this prospectus, including our historical financial statements and the notes thereto, before making an investment decision to purchase shares of our common stock offered by this prospectus. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, cash flows, funds from operations, results of operations, the per share trading price of our common stock and our ability to make cash distributions to our shareholders, which could cause you to lose all or a part of your investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

 Risks Related to Our Business

         Our business is subject to general economic and credit risks that affect the trucking industry and that are largely beyond our control, any of which could have a material adverse effect on our results of operations.

        The trucking industry is highly cyclical, and our business is dependent on a number of factors that may have a negative impact on our results of operations, many of which are beyond our control. We believe that some of the most significant of these factors are economic changes that affect supply and demand in transportation markets, such as:

  •
  changes in consumer demand and manufacturing activity, including macroeconomic recessions such as the 2008-2009 U.S. recession;

  •
  changes in customers' inventory levels, including product and package sizes, and in the availability of funding for their working capital needs;

  •
  changes in freight patterns as supply chains are redesigned, which may result in an imbalance between our capacity and our customers' freight demand;

  •
  excess tractor capacity in comparison with shipping demand; and

  •
  downturns in customers' business cycles.

        The risks associated with these factors are heightened when the U.S. economy is weakened. Some of the principal risks during such times, which we experienced during the 2008-2009 U.S. recession, are as follows:

  •
  we may experience a reduction in overall freight levels, which may impair our asset utilization;

  •
  certain of our customers may face credit issues and cash flow problems;

  •
  customers may select competitors that offer lower rates in an attempt to lower their costs, which in turn might force us to lower our rates or lose business; and

  •
  we may be forced to incur more deadhead miles to obtain loads.

        Economic conditions that decrease shipping demand or increase the supply of tractors and trailers can exert downward pressure on rates and equipment utilization, thereby decreasing asset productivity. Periods of declining freight rates and volumes, a prolonged recession, or general economic instability have resulted and predictably will result in declines in our results of operations. These declines may be material.

        Weakness or a loss of confidence in the financial and credit markets can cause economic downturns to broaden and deepen and impact the ability of our customers to access capital and credit markets. This in turn may lead to lower demand for our services, increased incidence of customers'

inability to pay their accounts, or insolvency of our customers, any of which can adversely affect our results of operations, liquidity, cash flows and financial condition.

         We operate in the highly competitive freight transportation industry, and our business and results of operations may suffer if we are unable to adequately address price competition and other competitive factors.

        We compete with truckload carriers of varying size, including private fleets, and, to a lesser extent, with less-than-truckload carriers, railroads, intermodal providers and third-party logistics, brokerage, freight forwarding and other transportation companies. Some of our competitors have greater access to equipment, a wider range of services, greater capital resources, less indebtedness, or other competitive advantages. Numerous competitive factors could impair our ability to maintain or improve our profitability. These factors include the following:

  •
  many of our competitors periodically reduce their freight rates to gain business, especially during macroeconomic downturns, which may limit our ability to maintain or increase freight rates or to maintain or expand our business or may require us to reduce our freight rates;

  •
  some of our customers also operate their own private trucking fleets and may decide to transport more of their own freight;

  •
  some customers have reduced, or may reduce, the number of carriers they use by selecting core carriers as "approved" service providers, and in some instances we may not be selected;

  •
  many customers periodically solicit bids from multiple carriers for their shipping needs, and this process may depress freight rates or result in a loss of business to competitors;

  •
  the continuing trend toward consolidation in the trucking industry may result in more large carriers with greater financial resources and other competitive advantages, and we may have difficulty competing with them;

  •
  higher fuel prices and, in turn, higher fuel surcharges to our customers may cause some of our customers to consider freight transportation alternatives, including rail transportation;

  •
  competition from freight logistics and brokerage companies may negatively impact our customer relationships and freight rates; and

  •
  economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with us.

         Difficulties attracting and retaining qualified drivers could result in increases in driver compensation and could adversely affect our profitability and our ability to maintain or grow our fleet.

        We may experience difficulty in attracting and retaining sufficient numbers of qualified drivers. Due in part to the time commitment, the physical strains of the work and the current industry conditions, including the higher cost of fuel, insurance and tractors, the available pool of employee drivers and independent contractors has been declining. Regulatory requirements, including CSA, have also reduced the number of eligible employee drivers and independent contractors may continue to do so in the future. Because of the shortage of qualified drivers and intense competition for drivers from other trucking companies, we expect to continue to face difficulty increasing the number of our drivers. The compensation we offer our drivers is subject to market conditions, and we may find it necessary to continue to increase driver compensation in future periods. In addition, we and our industry suffer from a high driver turnover rate. Driver turnover requires us to continually recruit a substantial number of drivers in order to operate existing revenue equipment. If we are unable to continue to attract and retain a sufficient number of drivers, we could be required to adjust our compensation packages, let tractors sit idle, or operate with fewer tractors and face difficulty meeting customer demands, any of which would adversely affect our growth and profitability.

         We depend on several major customers, the loss of one or more of which could have a material adverse effect on our business.

        We depend on several major customers for a material amount of business. For the six months ended June 30, 2013, our top 10 customers, based on freight revenues, accounted for approximately 44.8% of our revenues; our top 5 customers, approximately 28.5% of our revenues; and our largest customer accounted for approximately 9.4% of our revenues. Economic conditions and financial market conditions may adversely affect our customers and their ability to remain solvent. Our customers' financial difficulties will negatively impact our results of operations and financial condition if they delay or default on their payments to us. We cannot assure you that our customer relationships will continue as presently in effect. A reduction in or termination of our services by one or more of our major customers could have a material adverse effect on our business and results of operations.

         Fluctuations in the price or availability of fuel, hedging activities, surcharge collection and surcharge policies may increase our costs of operation, which could materially and adversely affect our profitability.

        Fuel is one of our largest operating expenses. Diesel fuel prices fluctuate greatly due to a number of factors beyond our control, such as political events, terrorist activities, armed conflicts, depreciation of the dollar against other currencies and hurricanes and other natural or man-made disasters, each of which may lead to an increase in the cost of fuel. Fuel prices also are affected by the rising demand in developing countries, including China, and could be adversely impacted by the use of crude oil and oil reserves for other purposes and diminished drilling activity. Such events may lead not only to increases in fuel prices, but also to fuel shortages and disruptions in the fuel supply chain. Because our operations are dependent upon diesel fuel, significant diesel fuel cost increases, shortages or supply disruptions could materially and adversely affect our results of operations and financial condition.

        Increases in fuel costs, to the extent not offset by rate per mile increases or fuel surcharges, have an adverse effect on our operations and profitability. We obtain some protection against fuel cost increases by maintaining a fuel-efficient fleet and a compensatory fuel surcharge program. We have fuel surcharge programs in place with the vast majority of our customers, which have helped us offset the majority of the negative impact of rising fuel prices associated with loaded or billed miles. However, we also incur fuel costs that cannot be recovered even with respect to customers with which we maintain fuel surcharge programs, such as those associated with deadhead miles, or the time when our engines are idling. Because our fuel surcharge recovery lags behind changes in fuel prices, we experience fluctuations in our levels of reimbursement. Our fuel surcharge recovery may not capture the increased costs we pay for fuel, especially when prices are rising. Further, during periods of low freight volumes, customers can use their negotiating leverage to negotiate fuel surcharge policies that are less favorable to us. There can be no assurance that fuel surcharges can be maintained indefinitely or will be sufficient to offset fuel cost increases. We have not used derivative instruments to hedge volatility in our fuel costs, but periodically evaluate their possible use.

         We may not be able to execute or integrate future acquisitions successfully, which could cause our business and future prospects to suffer.

        A key component of our growth strategy is to pursue acquisitions of complementary businesses. Although we currently do not have any agreements in place to acquire other businesses, we expect to consider acquisitions from time to time in the future. If we succeed in consummating future acquisitions, our business, financial condition and results of operations may be negatively affected and our shareholders may be harmed because:

  •
  some of the acquired businesses may not achieve anticipated revenues, earnings or cash flows;

  •
  we may assume liabilities that were not disclosed to us or otherwise exceed our estimates;

  •
  we may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;

  •
  acquisitions could disrupt our ongoing business, distract our management and divert our resources;

  •
  we may experience difficulties operating in markets in which we have had no or only limited direct experience;

  •
  there is a potential for loss of customers, employees and drivers of any acquired company;

  •
  we may incur additional indebtedness; and

  •
  if we issue additional shares of stock in connection with any acquisition, ownership of existing shareholders would be diluted.

         We depend on certain personnel who are of key importance to the management of our business and operations.

        Our success depends on the continuing services of our executive management team, including our President and Chief Executive Officer, Mr. Arves, our Executive Vice President and Chief Operating Officer, Mr. Klein, and our Vice President and Chief Financial Officer, Mr. Emmen. We believe that these individuals possess valuable knowledge about the trucking industry and that this knowledge and their relationships with our key customers and vendors would be very difficult to replicate. Our future success depends on our ability to retain our executive officers and other capable managers. Any unplanned turnover or our failure to develop an adequate succession plan for our leadership positions could deplete our institutional knowledge base and erode our competitive strength. We do not have key man insurance policies covering any of our executive management team. Although we believe we could replace key personnel given adequate prior notice, the unexpected departure of one or more key executive officers could cause substantial disruption to our business and operations. In addition, even if we are able to continue to retain and recruit talented personnel, we may not be able to do so without incurring substantial costs.

         We operate in a highly regulated industry, and changes in existing regulations or violations of existing or future regulations could have a material adverse effect on our business, results of operations and profitability.

        We operate in the United States pursuant to operating authority granted by the Department of Transportation, or DOT. Our drivers also must comply with the safety and fitness regulations of DOT, including those relating to drug and alcohol testing and hours-of-service. Such matters as equipment weight, aerodynamics and dimensions also are subject to government regulations. We also may become subject to new or more restrictive regulations relating to fuel emissions, drivers' hours-of-service, ergonomics, on-board reporting of operations, collective bargaining, security at ports and other matters affecting safety or operating methods. Other agencies, such as the Environmental Protection Agency, or EPA, and the Department of Homeland Security also regulate our equipment, operations and drivers. Several proposed and pending regulations also may have a material adverse effect on our business, results of operations and profitability. Future laws and regulations may be more stringent, require changes in our operating practices, influence the demand for transportation services, or require us to incur significant additional costs. Higher costs incurred by us or by our suppliers who pass the costs onto us through higher prices could adversely affect our results of operations.

        In the aftermath of the September 11, 2001 terrorist attacks, federal, state and municipal authorities implemented and continue to implement various security measures, including checkpoints and travel restrictions on large trucks. The Transportation Security Administration, or TSA, has adopted regulations that require determination by the TSA that each driver who applies for or renews his or her license for carrying hazardous materials is not a security threat. This could reduce the pool of qualified drivers, which could require us to increase driver compensation, limit our growth, or cause our trucks sit idle. These regulations also could limit the availability of equipment for hazardous material shipments and as a result, we may fail to meet the needs of our customers or may incur increased expenses. These security measures could negatively impact our results of operations.

         Our business is subject to certain factors that affect the trucking industry and that are largely beyond our control, any of which could have a material adverse effect on our results of operations.

        We are subject to certain conditions and events that affect the trucking industry and that are largely beyond our control, any of which could have a material adverse effect on the results of our operations. These include license and registration fees, tolls, strikes or other work stoppages at customer, port, border or other shipping locations, damage or deterioration of infrastructure, roadways, railways or bridges, taxes associated with infrastructure repair or maintenance, actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state or heightened security requirements which could lead to reduced economic demand, reduced availability of credit or temporary closing of shipping locations, transportation routes or U.S. borders. Such conditions or events or enhanced security measures in connection with such events could impair our operating efficiency and productivity and result in higher operating costs.

         We have significant ongoing capital requirements that could adversely affect our financial condition, results of operations and cash flows if we are unable to generate sufficient cash from operations or obtain favorable financing terms.

        The trucking industry is capital-intensive. Historically, we have depended on cash from operations, borrowings from financial institutions and leases to expand and upgrade our revenue equipment. Additional expenditures will be required to upgrade and expand our revenue equipment fleet. If we are unable to generate sufficient cash from operations and obtain borrowing on favorable terms in the future, we may have to limit our fleet size, enter into less favorable financing arrangements or operate our revenue equipment for longer periods of time. Accordingly, we may be unable to decrease the age of, or expand, our revenue equipment fleet, which would materially and adversely affect our financial condition.

         Our primary credit agreement contains certain covenants, restrictions and requirements. We may be unable to comply with these covenants, restrictions and requirements. A default could result in the acceleration of all or part of our outstanding indebtedness, which could have a material adverse effect on our financial condition, liquidity and results of operations.

        We have financing arrangements that contain certain restrictions and covenants relating to, among other things, dividends, liens, acquisitions and dispositions outside of the ordinary course of business, affiliate transactions and financial covenants. If we fail to comply with any of our financing arrangement covenants, restrictions and requirements, we will be in default under the relevant agreement, which could cause acceleration. Deterioration in the credit markets may make it difficult or expensive to refinance accelerated debt or we may need to issue equity securities, which would dilute stock ownership. Even if new financing is made available to us, the current lack of available credit and consequent more stringent borrowing terms may mean that credit is not available to us on acceptable terms. A default under our financing arrangements could have a material adverse effect on our financial condition, liquidity and results of operations.

         Increased prices for new revenue equipment, design changes of new engines, volatility in the used revenue equipment sales market and the failure of manufacturers to meet our demand for new revenue equipment and their sale or trade-back obligations to us could adversely affect our financial condition, results of operations and profitability.

        We are subject to risk with respect to prices for new tractors and trailers. Prices may increase, among other reasons, due to government regulations applicable to newly manufactured tractors and diesel engines and due to commodity prices and pricing power among equipment manufacturers. More restrictive EPA emissions standards that began in 2002, with additional new requirements implemented in 2007 and 2010, have required vendors to introduce new engines. Our business could be harmed if we were unable to continue to obtain an adequate supply of new tractors and trailers. As of December 31, 2012, approximately 98% of our company tractor fleet consisted of tractors with engines that met the EPA-mandated clean air standards that became effective in 2007 and 2010. Tractors that meet the 2007 and 2010 standards are more expensive than non-compliant tractors, and we expect to continue to pay prevailing prices for equipment as we continue to increase the percentage of our fleet that meets the EPA-mandated clean air standards. Further, as with any engine redesign, there is a risk that the newly-designed engines will have unforeseen problems that could adversely impact our business.

        In addition, decreased demand for used revenue equipment could adversely affect our business and results of operations. We rely on the sale and trade-in of used revenue equipment to partially offset the cost of new revenue equipment. The market demand for used equipment has been difficult to forecast and, although our equipment disposal schedule may fluctuate, we currently expect the gains on disposal in 2013 to be less than those in 2012. When the used equipment market is weak, it may increase our net capital expenditures for new revenue equipment, decrease our gains on sale of revenue equipment (or create a loss on sale of revenue equipment) or increase our maintenance costs if management decides to extend the use of revenue equipment in a depressed market, any of which could have a material adverse effect on our results of operations.

         Insurance costs and insurance claims expenses could significantly affect our financial condition.

        We self-insure a significant portion of our claims exposure and related expenses related to cargo loss, employee medical expense, bodily injury, workers' compensation and property damage and maintain insurance with licensed insurance companies above our limits of self-insurance. Our substantial self-insured retention for bodily injury, property damage and workers' compensation claims can make our insurance and claims expense higher or more volatile. Additionally, with respect to our third-party insurance, we face the risks of increasing premiums and collateral requirements and the risk of carriers or underwriters leaving the transportation sector, which may materially affect our insurance costs or make insurance in excess of our self-insured retention more difficult to find, as well as increase our collateral requirements.

        We could experience increases in our insurance premiums in the future if we decide to increase our coverage or if our claims experience deteriorates. If our insurance or claims expense increases, and we are unable to offset the increase with higher freight rates, our earnings could be materially and adversely affected.

        Healthcare legislation and inflationary cost increases affecting health insurance also could negatively impact our financial results. Although we cannot presently determine the extent of the impact that future healthcare costs will have on our financial performance, we do expect such costs will increase.

         If independent contractors are deemed by regulators or judicial process to be employees, our business and results of operations could be adversely affected.

        Tax and other regulatory authorities have in the past sought to assert that independent contractors in the trucking industry are employees rather than independent contractors. Proposed federal legislation would make it easier for tax and other authorities to reclassify independent contractors as employees. Some states have put initiatives in place to increase their revenues from items such as unemployment, workers' compensation and income taxes, and a reclassification of independent contractors as employees would help states with this initiative. Further, class actions and other lawsuits have been filed against firms in our industry seeking to reclassify independent contractors as employees for a variety of purposes, including workers' compensation and health care coverage. Taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. If our independent contractors are determined to be our employees, we would incur additional exposure under federal and state tax, workers' compensation, unemployment benefits, labor, employment and tort laws, including possibly for prior periods, as well as potential liability for employee benefits and tax withholdings.

         The Department of Transportation's Compliance Safety Accountability rulemaking could adversely affect our profitability and operations, our ability to maintain or grow our fleet and our customer relationships.

        Under the DOT's Compliance Safety Accountability, or CSA, drivers and fleets are evaluated and ranked based on certain safety-related standards. The current methodology for determining a carrier's DOT safety rating has been expanded, and, as a result, certain current and potential drivers may no longer be eligible to drive for us, and our safety rating could be adversely impacted. Targeting first-time drivers is an important part of our recruiting strategy. These drivers may be more likely than experienced drivers to create adverse safety events under CSA. A reduction in eligible drivers or a poor fleet ranking may result in difficulty attracting and retaining qualified drivers and could cause our customers to direct their business away from us and to carriers with higher fleet rankings, which would adversely affect our results of operations.

         We depend on the proper functioning, availability and security of our information, technology and communications systems; and a systems failure, unavailability or data breach could cause a significant disruption to our business.

        Our business depends on the efficient and uninterrupted operation of our technology, computer and communications hardware systems and infrastructure. We currently maintain our computer system at our Eagan, Minnesota headquarters, along with computer equipment at each of our terminals. Our operations and those of our technology and communications service providers are vulnerable to interruption by fire, natural disasters, power loss, telecommunications failure, terrorist attacks, Internet failures, computer viruses, data breaches (including cyber-attacks or cyber intrusions over the Internet, malware and the like) and other events generally beyond our control. In the event of a significant system failure, our business could experience significant disruption, which could impact our results of operations.

         We depend on third party providers, particularly in our intermodal and brokerage businesses, and service instability from these providers could increase our operating costs and reduce our ability to offer intermodal and brokerage services, which could adversely affect our revenues, results of operations and customer relationships.

        Our intermodal business utilizes railroads and some third-party drayage carriers to transport freight for our customers. In most markets, rail service is limited to a few railroads or even a single railroad. Any reduction in service by the railroads with which we have or in the future may have relationships could reduce or eliminate our ability to provide intermodal services in certain traffic lanes and is likely to increase the cost of the rail-based services we provide and reduce the reliability, timeliness and overall attractiveness of our rail-based services. Furthermore, railroads have the ability to increase shipping rates as market conditions permit. Price increases could result in higher costs to our customers and reduce or eliminate the demand for our intermodal services. In addition, we may not be able to negotiate additional contracts with railroads to expand our capacity, add additional routes or obtain multiple providers, any one of which could limit our ability to provide this service.

        Our brokerage business is dependent upon the services of third-party capacity providers, including other truckload carriers. These third-party providers seek other freight opportunities and may require increased compensation in times of robust freight demand or tight trucking capacity. Our inability to secure the services of these third parties, or increases in the prices we must pay to secure their services, could have an adverse effect on our results of operations and profitability.

         We are subject to various environmental laws and regulations and violations of existing or future laws and regulations could have a material adverse effect on our business, results of operations and profitability.

        We are subject to various environmental laws and regulations dealing with the hauling and handling of hazardous materials, fuel storage tanks, emissions from our vehicles and facilities, engine idling, discharge and retention of water and other environmental matters that involve inherent environmental risks. We maintain bulk fuel storage and fuel islands at many of our terminals. We also have vehicle maintenance, repair and washing operations at some of our facilities. We also transport environmentally hazardous materials. Our operations involve the risks of fuel spillage or seepage, discharge of contaminants, environmental damage and hazardous waste disposal, among others. We would be responsible for the clean-up of any releases caused by our operations or business, and in the past we have been responsible for the costs of clean-up of cargo and diesel fuel spills caused by traffic accidents or other events. Additionally, increasing efforts to control emissions of greenhouse gases may have an adverse effect on us. Federal and state lawmakers are considering a variety of climate-change proposals and new greenhouse gas regulations that could increase the cost of new tractors, impair productivity and increase our operating expenses. If we are found to be in violation of applicable laws or regulations, we could be subject to liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a material adverse effect on our business and results of operations.

         Seasonality and the impact of weather and other catastrophic events affect our results of operations and profitability.

        Our tractor productivity generally decreases during the winter season because inclement weather in the North impedes operations and some customers reduce their shipments after the winter holiday season. At the same time, operating expenses increase and fuel efficiency declines because of engine idling and harsh weather, creating higher accident frequency, increased claims and higher equipment repair expenditures. We also may suffer from weather-related or other events such as blizzards, ice storms, tornadoes, hurricanes, floods, fires and earthquakes. These events may disrupt fuel supplies, increase fuel costs, disrupt freight shipments or routes, affect regional economies, damage or destroy our assets or adversely affect the business or financial condition of our customers, any of which could harm our results or make our results of operations more volatile.

         We may face litigation that could have material adverse effects on our business.

        We face litigation regarding a variety of issues, including, without limitation, alleged violations of federal and state labor and employment laws and accidents involving our trucks and employees. These proceedings can be time-consuming, expensive and disruptive to normal business operations. The defense of such lawsuits can result in significant expense and the diversion of our management's time and attention from operation of our business. Some or all of the amount we may be required to pay to defend or to satisfy a judgment or settlement of any or all of these proceedings may not be covered by insurance and could have a material adverse effect on our financial position, results of operations or cash flow.

         Challenges associated with our international operations could adversely affect our business and profitability.

        Our success depends upon our operations in Mexico, but we are subject to risks of doing business internationally, including changes in the economic strength of the countries in which we do business, difficulties in enforcing contractual obligations and intellectual property rights, burdens of complying with a wide variety of international and United States export and import laws, and social, political and economic instability. Our international business could be adversely affected by restrictions on travel due to a health epidemic or outbreak, and any such epidemic or outbreak may adversely affect demand for freight. Additional risks associated with our international operations, including restrictive trade policies and imposition of duties, taxes or government royalties by the Mexican government, are present but mitigated by the terms of the North American Free Trade Agreement. In addition, the agreement reached in 2011 permitting cross-border movements for both United States-based and Mexican-based carriers into Mexico and the United States presents additional risks in the form of increased competition and the potential for increased congestion of our cross-border lanes.

Risks Related to this Offering

         We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

        Prior to this offering there has been no public market for shares of our common stock. Although we have applied to list our common stock on NASDAQ, an active trading market for our shares may never develop or be sustained following this offering. You may not be able to sell your shares quickly or at the market price if trading in our common shares is not active. The initial public offering price for our common stock will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the common stock after the offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic partnerships or acquire companies or services by using our shares of common stock as consideration.

         We do not intend to pay dividends on our common stock, so any returns will be limited to the value of our stock.

        We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

         We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are an emerging growth company, as defined in as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700 million as of any June 30 before that time or if we have total annual gross revenues of $1.0 billion or more during any fiscal year before that time. In either such case we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three year period before that time, we would cease to be an emerging growth company immediately. We cannot predict whether investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive, there may be less demand, a lower price or a less active trading market for our common stock, and our stock price may be more volatile.

        Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

         We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, or Exchange Act, which will require, among other things, that we file with the Securities and Exchange Commission, or the SEC, annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and NASDAQ to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations. Recent legislation permits smaller "emerging growth companies" to implement many of these requirements over a longer period and up to five years from the pricing of this offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Shareholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

        We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or attempt to increase the price of our services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

         Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the price at which you purchase them.

        This is the initial public offering of our common stock. An active, liquid and orderly market for our common stock may not develop or be sustained, which could depress the trading price of our common stock. An inactive market also may impair our ability to raise capital by selling shares. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

  •
  actions by other truckload companies;

  •
  weather conditions;

  •
  the financial projections that we may choose to provide to the public, any changes in these projections or our failure for any reason to meet these projections;

  •
  the public's response to press releases or other public announcements by us or others, including our filings with the SEC and announcements relating to litigation;

  •
  speculation about our business in the press or the investment community;

  •
  future sales of our common stock by our significant shareholders, officers and directors;

  •
  our entry into new markets;

  •
  strategic actions by us or our competitors, such as acquisitions or restructurings; and

  •
  changes in accounting principles.

        These and other factors may lower the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the offering price.

        In addition, the stock markets, including NASDAQ, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many distribution and logistics companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

         Because a limited number of shareholders control a large percentage of the voting power of our common stock, investors in this offering may have limited ability to determine the outcome of shareholder votes.

        Upon the completion of this offering, assuming the over-allotment option is exercised in full, GHJ&M will, directly or indirectly, beneficially own and have the ability to exercise voting control over, in the aggregate,        % of our outstanding shares of common stock. As a result, GHJ&M will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors, any amendments to our amended and restated articles of incorporation and significant corporate transactions. This concentrated ownership of outstanding common stock may limit your ability to influence corporate matters, and the interests of these shareholders may not coincide with our interests or your interests. As a result, we may take actions that you do not believe to be in our interests or your interests and that could depress our stock price. In addition, the significant concentration of stock ownership may adversely affect the trading price of our common stock should investors perceive disadvantages in owning shares of common stock in a company that has such concentrated ownership.

         Possible future sales of our common stock could negatively affect our stock price after this offering.

        Upon completion of this offering, we will have        shares of common stock outstanding. The         shares of common stock offered by this prospectus are freely tradeable without restrictions under the Securities Act, except for shares held by our directors, executive officers and other affiliates, which shares will be available for sale 90 days after the date of this prospectus, subject to the volume, manner of sale and other limitations of SEC Rule 144 and subject to the "lock-up" agreements referred to below. Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline.

        Our directors, executive officers and the selling shareholders have agreed to enter into lock-up agreements with the underwriters, in which they will agree to refrain from selling their shares for 180 days after the date of this prospectus. Approximately        of our shares of common stock (assuming no exercise of the over-allotment option) will become available for sale upon the expiration of these agreements. Possible sales of these shares in the market could exert significant downward pressure on our stock price. Possible sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem necessary or appropriate.

        Our board of directors and our shareholders have approved our 2013 Stock and Incentive Plan, or our 2013 Plan, which permits us to issue, among other things, stock options, restricted stock units and restricted stock to eligible employees (including our named executive officers), directors and advisors, as determined by the compensation committee of our board of directors. We intend to file a Registration Statement on Form S-8 under the Securities Act to cover the issuance of shares upon the exercise of options granted, and of shares granted, under our 2013 Plan. As a result, any shares issued or optioned under our 2013 Plan after the completion of this offering also will be freely tradeable in the public market. If equity securities are granted under our 2013 Plan and it is perceived that they will be sold in the public market, the price of our common stock could decline substantially.

         If securities analysts do not publish research or publish inaccurate or unfavorable research about us, the price of our common stock could decline.

        The trading market for our common stock will rely in part on the research and reports that securities analysts choose to publish about us. We do not control these analysts. The price of our stock could decline if one or more securities analysts downgrade our stock or publish inaccurate or unfavorable research about us or cease publishing reports about us.

         Our actual operating results may differ significantly from our guidance.

        From time to time, we may release guidance regarding our future performance that represents our management's estimates as of the date of release. This guidance, which consists of forward-looking statements, is prepared by our management and is qualified by, and subject to, the assumptions and the other information contained or referred to in the release. Our guidance is not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants. Neither our independent registered public accounting firm nor any other independent expert or outside party compiles or examines the guidance, and, accordingly, no such person expresses any opinion or any other form of assurance with respect to it.

        Guidance is based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We may state possible outcomes as high and low ranges so as to provide a sensitivity analysis as variables are changed but this does not mean that actual results could not fall outside of the suggested ranges. The principal reason for releasing this data is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons.

        Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, any guidance we might give would be only an estimate of what management believes is realizable as of the date of release. Actual results will vary from the guidance and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data diminishes the farther in the future that the data is forecast. In light of the foregoing, investors are urged to put guidance in context and not to place undue reliance on it.

         Anti-takeover provisions in Minnesota law might discourage or delay acquisition attempts for us that you might consider favorable.

        Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to any acquisition of our voting stock from a person, other than us and other than in connection with certain mergers and exchanges to which we are a party, that results in the acquiring person owning 20% or more of our voting stock then outstanding. Similar triggering events occur at the one-third and majority ownership levels. Section 302A.671 requires approval of any such acquisition by a majority vote of our disinterested shareholders and a majority vote of all of our shareholders. In general, shares acquired in excess of the applicable percentage threshold in the absence of such approval are denied voting rights and are redeemable at their then fair market value by us during a specified time period.

        We are subject to the provisions of Section 302A.673 of the Minnesota Business Corporation Act, which regulates business combinations. Section 302A.673 generally prohibits any business combination by an issuing public corporation, or any of its subsidiaries, with an interested shareholder, which means any shareholder that purchases 10% or more of our voting shares within four years following the date the person became an interested shareholder, unless the business combination is approved by a committee composed solely of one or more disinterested members of our board of directors before the date the person became an interested shareholder.

        We are also subject to Section 302A.675 of the Minnesota Business Corporation Act, which generally prohibits an offeror from acquiring our shares within two years following the offeror's last purchase of our shares pursuant to a takeover offer with respect to that class, unless our shareholders may sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This provision does not apply if the share acquisition is approved by a committee of disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to the earlier takeover offer.

        These anti-takeover provisions could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our shareholders.

         If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

        If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the pro forma book value of your stock, which dilution would have been $          per share as of          based on an assumed initial public offering price of $          per share (the midpoint of the offering range shown on the cover of this prospectus), because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. You will experience additional dilution upon the exercise of options to purchase our common stock, such as options that may be granted in the future under our 2013 Plan, and the issuance of restricted stock or other equity awards under our 2013 Plan. To the extent we raise additional capital by issuing equity securities, our shareholders will experience substantial additional dilution. See "Dilution."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, "forward-looking statements." These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms "believes," "expects," "may," "will," "should," "seeks," "projects," "approximately," "intends," "plans," "estimates" or "anticipates," or, in each case, their negatives or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the "Risk Factors" section of this prospectus, which include but are not limited to the following:

  •
  general economic and credit risks that affect the trucking industry;

  •
  fluctuations in the price or availability of fuel, hedging activities, surcharge collection and surcharge policies, which may increase our costs of operation;

  •
  difficulties in attracting and retaining qualified drivers;

  •
  our dependence on several major customers;

  •
  changes in existing regulations or violations of existing or future regulations;

  •
  our dependence on certain personnel who are of key importance to the management of our business;

  •
  the possibility that we may not execute or integrate future acquisitions successfully; and

  •
  the possibility that independent contractors could be deemed by regulators or judicial process to be employees.

        We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

        Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

        Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

USE OF PROCEEDS

        We estimate that the net proceeds we will receive from the sale of the shares of our common stock in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us, will be approximately $             million. The exercise of the underwriters' over-allotment option will not affect the net proceeds to us from this offering because the over-allotment option has been granted by the selling shareholders, not us.

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase or decrease the net proceeds to us from this offering by $            , assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commission and estimated offering expenses payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease the net proceeds to us to us by $             million, assuming no change in the assumed initial public offering price of $            per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only, and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

        We intend to use the net proceeds from this offering to retire indebtedness for borrowed money, including $7.4 million of subordinated indebtedness due to Marathon Fund Limited Partnership V, which controls Transport Investors, our largest shareholder and an affiliate of GHJ&M. The subordinated note bears interest at a rate of 20.0% per year, of which 11.0% is payable in cash in quarterly installments on each interest payment date, and 9.0% is payable in-kind by adding such interest to the accreted principal amount. The subordinated note matures on July 26, 2017. See "Certain Relationships and Related Party and Other Transactions."

        We also intend to use the remaining net proceeds from this offering to retire indebtedness owed to a variety of banks and other financial institutions that have financed revenue equipment. As of June 30, 2013, we had $127.3 million of debt and capital leases related to revenue equipment financing with debt bearing interest at rates ranging from 4.25% to 7.85% and with maturities ranging from July 2013 to July 2023. We intend to pay Daimler Truck Financial, a business unit of Mercedes-Benz Financial Services, approximately $50.8 million, representing repayment of equipment financings with interest rates above 5.5%. We intend to pay General Electric Capital Corporation approximately $7.7 million, representing repayment of equipment financings with interest rates above 5.5%. We intend to pay Bremer Bank, National Association, approximately $3.2 million, representing repayment of equipment financings with interest rates above 5.5%. We intend to pay Wells Fargo Equipment Finance approximately $600,000, representing repayment of equipment financings. We intend to pay People's Capital and Leasing Corp. approximately $600,000, representing repayment of equipment financings. We intend to pay Bancorp South Equipment Finance, a division of BancorpSouth Bank, approximately $200,000, representing repayment of equipment financings.

DIVIDEND POLICY

        We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our consolidated capitalization as of June 30, 2013 on (1) an actual basis, (2) on a pro forma basis for $5.0 million of borrowings under a supplemental term note—Tranche B and an increase of $1.75 million on the supplemental term note—Tranche A which were used in July 2013 to repay $6.75 million in principal amount of our related party subordinated note and (3) on an as adjusted basis to reflect the sale by us of            shares of our common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if it had occurred on June 30, 2013.

        This table should be read in conjunction with "Use of Proceeds," "Selected Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	June 30, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share amounts)
Debt and capital lease obligations:
Revolving credit facility due January 2015	$5,142	$5,142
Supplemental term note—Tranche A due January 2015	5,425	7,175
Supplemental term note—Tranche B	—	5,000
Related party subordinated note due July 2017	14,165	7,415
Notes payable to banks and other financial institutions (maturities ranging to July 2023) and capital leases(1)	127,289	127,289
Shareholders' equity:
Common stock $0.01 par value; 1,000,000 shares authorized, 125,677 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted for this offering	1	1
Additional paid-in capital	16,600	16,600
Retained deficit	(2,129)	(2,129)
Total shareholders' equity	14,472	14,472

Total capitalization	$166,493	$166,493

(1)
We intend to pay the following notes payable to banks and other financial institutions and capital leases from the proceeds of the offering:

	June 30, 2013
	Actual	Pro Forma As Adjusted
Daimler Truck Financial	$95,176
General Electric Capital Corporation	21,593
Bremer Bank, National Association	9,171
Wells Fargo Equipment Finance	596
People's Capital and Leasing Corp.	580
Bancorp South Equipment Financing	172

DILUTION

        If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the as adjusted net tangible book value per share of common stock immediately after completion of this offering.

        Net tangible book value per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value as of            was $            , or $            per share.

        After giving effect to the sale by us of shares of our common stock in this offering at the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, our as adjusted net tangible book value as of            would have been approximately $             million, or $            per share. This represents an immediate increase in net tangible book value of $            per share to our existing shareholders and an immediate dilution of $            per share to investors purchasing shares of common stock in this offering at the assumed initial public offering price.

        The following table illustrates this dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of	$
Increase in net tangible book value per share attributable to new investors in this offering	$

Net tangible book value per share immediately after this offering		$

Dilution in net tangible book value per share to new investors in this offering		$

        Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) our net tangible book value by approximately $         million, the net tangible book value per share immediately after this offering by approximately $        per share and the dilution to new investors purchasing shares in this offering by approximately $        per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table presents on an as adjusted basis, as of            , the differences between the existing shareholders and the new investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, giving effect to the assumed initial public offering price of $            per share, which is the midpoint

of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	%		Amount	%
Existing shareholders			%	$		%	$
New investors
Total		100.0%		$	100.0%		$

        If the underwriters exercise their option to purchase additional shares from the selling shareholders in full, our existing shareholders would own        % and our new investors would own        % of the total number of shares of our common stock outstanding upon the completion of this offering.

        The outstanding share information in the table above is based on            shares of common stock actually outstanding as of            , and excludes additional shares of common stock reserved for future grant or issuance under our 2013 Plan.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        The table below provides historical consolidated financial and other data for the periods and as of the dates indicated. The summary historical consolidated financial and other data for the years ended December 31, 2012 and 2011 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial and other data for the six months ended June 30, 2013 and 2012 are derived from the unaudited condensed consolidated interim financial statements included elsewhere in this prospectus and include all adjustments that management considers necessary for the presentation of the information outlined in these financial statements. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

        Transport America acquired Southern Cal on January 12, 2011 and our results for the year ended December 31, 2011 include the results of Southern Cal only after January 12, 2011. You should read the summary historical financial and other data below together with the consolidated financial statements and related notes appearing elsewhere in this prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,		Six Months Ended June 30,
	2011	2012	2012	2013
	(Dollars in thousands, except share and per share data)
Consolidated statement of operations data:
Operating revenues	$388,052	$363,546	$183,863	$176,267
Operating expenses:
Salaries, wages and benefits	120,590	116,015	61,187	55,681
Fuel, maintenance and other expenses	119,829	103,506	53,249	50,085
Purchased transportation	66,126	62,908	30,483	31,696
Revenue equipment leases	960	865	434	530
Depreciation and amortization	36,826	35,414	17,205	15,120
Insurance, claims and damage	13,290	9,388	4,035	4,380
Taxes and licenses	6,186	5,516	2,882	2,041
Communications	1,747	1,519	793	666
Other general and administrative expenses	16,084	14,913	7,756	8,741
(Gain) Loss on sale of property and equipment	(3,247)	(5,671)	(3,420)	(2,367)
Impairment of goodwill	9,747	—	—	—

Total operating expenses	$388,138	$344,373	$174,604	$166,573

Operating income (loss)	(86)	19,173	9,259	9,694
Interest expense, net	11,603	12,172	5,953	5,840

Earnings (loss) before income taxes	(11,689)	7,001	3,306	3,854
Income taxes	(87)	3,081	1,524	1,610

Net income (loss)	$(11,602)	$3,920	$1,782	$2,244

Basic and diluted earnings (loss) per common share	$(92.94)	$31.19	$14.18	$17.86
Weighted average shares, basic and diluted	124,833	125,677	125,677	125,677
Pro forma data assuming completion of this offering:
Basic and diluted earnings (loss) per common share
Weighted average shares, basic and diluted

	Year Ended December 31,		Six Months Ended June 30,
	2011	2012	2012	2013
	(Dollars in thousands, except percentages and operating statistics)
Consolidated balance sheet data (at end of period):
Current assets	$61,498	$55,499	$57,552	$55,295
Property and equipment, net	$153,481	$159,404	$165,280	$159,457
Total assets	$247,932	$246,967	$255,261	$246,318
Current liabilities	$73,069	$64,973	$77,328	$71,257
Debt and capital lease obligations	$163,913	$159,935	$163,357	$152,021
Long-term debt and capital lease obligations	$124,730	$123,843	$126,081	$114,666
Total shareholders' equity	$8,308	$12,228	$10,090	$14,472
Consolidated statement of cash flows data:
Net cash flows from (used in):
Operating activities	$31,206	$41,867	$22,756	$19,492
Investing activities	$(52,457)	$(25,813)	$(20,662)	$(7,209)
Financing activities	$21,251	$(16,054)	$(2,094)	$(12,283)
Other Financial Data:
Adjusted operating income	$10,254	$19,173	$9,259	$11,155
Adjusted operating ratio	96.6%	93.1%	93.4%	91.8%
Adjusted EBITDA	$47,080	$54,587	$26,464	$26,275
Operating statistics:
Weekly freight revenues per seated tractor	$3,382	$3,426	$3,389	$3,421
Freight revenues per loaded mile (excluding fuel surcharge revenues)	$1.61	$1.71	$1.68	$1.71
Deadhead miles percentage	8.9%	9.4%	9.0%	9.6%
Average seated tractors	1,649	1,514	1,546	1,467
Average loaded length of haul (in miles)	683	610	619	602
Total tractors (at end of period):
Company operated	1,489	1,307	1,380	1,303
Independent contractors	321	297	311	281
Total trailers (at end of period)	5,070	4,643	4,708	4,496

        We use the terms "adjusted operating income", "adjusted operating ratio" and "adjusted EBITDA" throughout this prospectus. Adjusted operating income, adjusted operating ratio and adjusted EBITDA, as we define these terms, are not presented in accordance with GAAP. We use these measures as a supplement to our GAAP results in evaluating certain aspects of our business, as described below.

        We define adjusted operating income as net income (loss) plus (i) interest expense, including other fees and charges associated with indebtedness, net of interest income, (ii) income taxes, (iii) non-cash impairments and (iv) other unusual items. We define adjusted EBITDA as adjusted operating income plus depreciation and amortization.

        Our board of directors and executive management team focus on adjusted operating income and adjusted EBITDA as key measures of our performance, for business planning and for incentive compensation purposes. Adjusted operating income and adjusted EBITDA assist us in comparing our performance over various reporting periods on a consistent basis because they remove from our operating results the impact of items that, in our opinion, do not reflect our core operating performance. For a reconciliation of our adjusted EBITDA to our net income (loss), the most directly related GAAP measure, please see the table below.

        We believe our presentation of adjusted operating income and adjusted EBITDA is useful because it provides investors and securities analysts the same information that we use internally for purposes of assessing our core operating performance.

        Adjusted operating income and adjusted EBITDA are not substitutes for net income (loss), income (loss), cash flows from operating activities, operating margin or any other measure prescribed by GAAP. There are limitations to using non-GAAP measures such as adjusted operating income and adjusted EBITDA. Although we believe that these measurements can make an evaluation of our operating performance more consistent because it removes items that, in our opinion, do not reflect our core operations, other companies in our industry may define adjusted operating income and adjusted EBITDA differently than we do. As a result, it may be difficult to use these or similarly named non-GAAP measures that other companies may use in comparing their performance to ours.

        Because of these limitations, adjusted operating income and adjusted EBITDA should not be considered measures of the income generated by our business or discretionary cash available to us to invest in the growth of our business.

        A reconciliation of net income (loss) to adjusted operating income and adjusted EBITDA for each of the periods indicated is as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2011	2012	2012	2013
	(Dollars in thousands)
Net income (loss)	$(11,602)	$3,920	$1,782	$2,244
Adjusted for:
Income tax expense (benefit)	(87)	3,081	1,524	1,610
Interest expense	11,603	12,172	5,953	5,840

Operating income	(86)	19,173	9,259	9,694
Depreciation and amortization	36,826	35,414	17,205	15,120

EBITDA	$36,740	$54,587	$26,464	$24,814

Operating income adjusted for:
Non-cash impairments(a)	$9,747	$—	$—	$538
Other unusual items(b)	593	—	—	923

Adjusted operating income	10,254	19,173	9,259	11,155
Depreciation and amortization	36,826	35,414	17,205	15,120

Adjusted EBITDA	$47,080	$54,587	$26,464	$26,275

(a)
Non-cash impairment charges for the six months ended June 30, 2013 include $0.5 million related to an impairment charge on a sublease for excess office space in our corporate headquarters facility. Non-cash impairment charges for the year ended December 31, 2011 include $9.7 million related to a goodwill impairment charge in the second quarter of 2011.

(b)
Other unusual items include the following:

          For the six months ended June 30, 2013, we settled a lawsuit with a former customer during the second quarter and we incurred certain transaction costs related to this offering.

          For the year ended December 31, 2011, we incurred certain one-time transaction expenses with respect to our acquisition of Southern Cal.

        We use the term "adjusted operating ratio" throughout this prospectus. We define adjusted operating ratio as (a) total operating expenses, less (i) fuel surcharges, (ii) non-cash impairment charges, (iii) other unusual items and (iv) excludable transaction costs, as a percentage of (b) total revenues excluding fuel surcharge revenues.

        Our board of directors and executive management team also focus on adjusted operating ratio as a key indicator of our performance from period to period. We believe fuel surcharge is sometimes volatile and eliminating the impact of this source of revenues (by netting fuel surcharge revenues against fuel expense) affords a more consistent basis for comparing our results of operations. We also believe excluding impairments and other unusual items enhances the comparability of our performance from period to period. For a reconciliation of our adjusted operating ratio to our operating ratio, please see the table below.

        We believe our presentation of adjusted operating ratio is useful because it provides investors and securities analysts the same information that we use internally for purposes of assessing our core operating performance.

        Adjusted operating ratio is not a substitute for operating margin or any other measure derived solely from GAAP measures. There are limitations to using non-GAAP measures such as adjusted operating ratio. Although we believe that adjusted operating ratio can make an evaluation of our operating performance more consistent because it removes items that, in our opinion, do not reflect our core operations, other companies in our industry may define adjusted operating ratio differently than we do. As a result, it may be difficult to use adjusted operating ratio or similarly named non-GAAP measures that other companies may use to compare their performance to ours.

        A reconciliation of our adjusted operating ratio to GAAP for each of the periods indicated is as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2011	2012	2012	2013
	(Dollars in thousands)
Total operating revenues	$388,052	$363,546	$183,863	$176,267
Less: Fuel surcharge revenues	86,253	84,068	43,041	40,033

Total revenues excluding fuel surcharge revenues	$301,799	$279,478	$140,822	$136,234

Total operating expenses	$388,138	$344,373	$174,604	$166,573
Adjusted for:
Fuel surcharge revenues	86,253	84,068	43,041	40,033
Non-cash impairments(a)	9,747	—	—	538
Other unusual items(b)	593	—	—	923

Adjusted operating expenses	$291,545	$260,305	$131,563	$125,079

Adjusted operating ratio	96.6%	93.1%	93.4%	91.8%
Operating ratio	100.0%	94.7%	95.0%	94.5%

(a)
Non-cash impairment charges for the six months ended June 30, 2013 include $0.5 million related to an impairment charge on a sublease for excess office space in our corporate headquarters facility. Non-cash impairment charges for the year ended December 31, 2011 include $9.7 million related to a goodwill impairment charge in the second quarter of 2011.

(b)
Other unusual items include the following:

          For the six months ended June 30, 2013, we settled a lawsuit with a former customer during the second quarter and incurred certain transaction costs related to this offering.

          For the year ended December 31, 2011, we incurred certain one-time transaction expenses with respect to our acquisition of Southern Cal.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read together with "Selected Historical Consolidated Financial and Other Data" and the consolidated financial statements and the related notes included elsewhere in the prospectus. This discussion contains forward-looking statements as a result of many factors, including those set forth under "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements" and elsewhere in this prospectus. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

 Overview

Our Business

        We are a leading provider of truckload transportation and logistics services to shippers located in the United States and Mexico. We offer a broad, integrated suite of truckload transportation services to a diverse and sophisticated group of customers who value our high-quality services for their multiple shipping needs. We primarily provide for-hire, dry-van truckload transportation, delivered by solo or team drivers, along with regional, dedicated, intermodal and brokerage services. As of June 30, 2013, we operated a fleet of approximately 1,600 tractors (comprised of approximately 1,300 company tractors and approximately 300 independent contractors), 4,500 trailers and an efficient network of 12 terminals. We have created standardized processes and a scalable infrastructure which we believe can support significantly larger operations and additional acquisitions with minimal incremental investment. We believe our customer service, fleet capacity, breadth of services and terminal network provide our customers with substantial advantages.

        In February 2006, we were acquired by GHJ&M, the private investment firm that controls our largest shareholder. GHJ&M's objective was to profitably grow the business by installing an experienced and professional management team to improve operations and continue to provide excellent service. Beginning then, we rebuilt our senior management team with seasoned professionals, hiring Scott Arves as CEO in January 2007 and promoting Keith Klein to COO. In January 2011, we acquired Southern Cal in one of the largest asset-based truckload acquisitions in our industry based on announced acquisition price during the last six years, increasing our geographic reach and expanding our service offerings. Since 2006, we have focused on profitable growth, cost discipline and capital preservation, improving our annual operating ratio by 370 basis points from 98.4% in 2005 to 94.7% in 2012 as well as improving our annual adjusted operating ratio by 450 basis points from 97.6% in 2005 to 93.1% in 2012.

        Our core service offering is for-hire, dry van cargo transportation. Our 53-foot dry van trailers are used to carry a wide range of non-perishable goods for customers in the U.S. and Mexico in many different industries. We have a strong safety record and excel at complex freight solutions, including hazardous materials handling and protect-from-freeze freight. Beginning with our acquisition of Southern Cal, we have expanded several of our services, including dedicated, team and intermodal services. While we are focused on capturing market share in all of our service offerings, we expect our dedicated and regional offerings to be key growth areas.

        We have demonstrated the ability to implement and execute a strategy that has resulted in an overall improvement in profitability, even during the 2008-2009 U.S. recession. Since 2005, our management team has improved the operating ratio and the adjusted operating ratio in our core business by approximately 370 basis points and 450 basis points, respectively, while maintaining high service levels and superior customer service. A significant portion of this margin expansion can be attributed to our management team's focus on pricing, yield management, asset utilization and other cost controls. Our management team was also able to substantially improve the operations and financial results of Southern Cal subsequent to our acquisition of that company in January 2011. Specifically, our team improved Southern Cal's yield management function, enhanced its customer mix by adding stronger accounts and diversifying end markets, eliminated unprofitable accounts and rationalized redundant personnel, operating systems and back office support functions. These efforts resulted in a 1,066-basis point improvement in the operating ratio over the first six fiscal quarters following the acquisition and before it was integrated into our existing operations in the fall of 2012. During fiscal 2012, we made changes to the structure of our internal organization that caused the composition of our reportable segments to change. Previously, we had two operating and reporting segments, Transport America and Southern Cal. To more effectively manage operations and realize operational efficiencies, we combined the operations into one operating and reporting segment. See "Note 1(r) in the Notes to the Consolidated Financial Statements."

        In 2013, we continue to apply the efficiency and cost savings measures practiced over the past several years. We have also benefitted from an improving freight market, as industry-wide freight tonnage has increased and trucking capacity has remained constrained primarily due to a shortage of drivers. These factors, as well as internal operational improvements, have resulted in an increase in asset productivity (as measured by weekly freight revenues per seated tractor) and improved our operating margin throughout the year. Our operating ratio improved 50 basis points to 94.5% for the first six months of 2013 compared to 95.0% for the same period in 2012 and our adjusted operating ratio improved by 160 basis points to 91.8% for the first six months of 2013 compared to 93.4% for the same period in 2012.

        The table below reflects total operating revenues, revenues excluding fuel surcharge revenues, operating income (loss), adjusted operating income, adjusted operating ratio, net income (loss) and adjusted EBITDA for the indicated periods. Adjusted operating income, adjusted operating ratio and adjusted EBITDA are not recognized measures under GAAP and should not be considered alternatives to or superior to expense and profitability measures derived in accordance with GAAP. See "Prospectus Summary—Summary Historical Consolidated Financial and Other Data" for more information on our use of adjusted operating income, adjusted operating ratio and adjusted EBITDA, as well as a description of the computation and reconciliation of our net loss to adjusted EBITDA and our operating ratio to our adjusted operating ratio.

	Year Ended December 31,		Six Months Ended June 30,
	2011	2012	2012	2013
	(Dollars in thousands)
Total operating revenues	$388,052	$363,546	$183,863	$176,267
Revenues excluding fuel surcharge	$301,799	$279,478	$140,822	$136,234
Operating income (loss)	$(86)	$19,173	$9,259	$9,694
Adjusted operating income	$10,254	$19,173	$9,259	$11,155
Operating ratio	100.0%	94.7%	95.0%	94.5%
Adjusted operating ratio	96.6%	93.1%	93.4%	91.8%
Net income (loss)	$(11,602)	$3,920	$1,782	$2,244
Adjusted EBITDA	$47,080	$54,587	$26,464	$26,275

        On August 15, 2013, we sold certain assets used to support our intermodal drayage services, which involve moving containers from a port to an immediate destination or another pick-up location. We received $1,237,400 in cash in exchange for these assets. In addition, the buyer agreed to lease certain revenue equipment previously used for intermodal drayage services. Also, as part of the lease agreement, the buyer of the assets has unconditionally guaranteed a residual value on the leased revenue equipment. Our intermodal drayage services operated approximately 125 tractors as of June 30, 2013 and accounted for 6.7% of loaded miles and 5.6% of total revenues for the six months ended June 30, 2013.

Revenues and Expenses

        We generate revenues primarily by transporting freight for our customers. Generally, we are paid a predetermined rate per mile for our services as well as fuel surcharges to compensate us for fuel costs. We enhance our revenues by charging stop-off pay, loading and unloading activities, tractor and trailer detention and other ancillary services. The main factors that affect our revenues are the rate per loaded mile we receive from our customers and the number of loaded miles we generate with our equipment, which in turn produce our weekly freight revenues per tractor—one of our key performance indicators—and our total freight revenues.

        The most significant expenses in our business vary with miles traveled and include fuel, driver-related expenses (such as wages and benefits) and services purchased from independent contractors and other transportation providers, such as the railroads, drayage providers and other trucking companies (which are recorded on the "Purchased transportation" line of our consolidated statements of operations). Expenses that have both fixed and variable components include maintenance and tire expense and our total cost of insurance and claims. These expenses generally vary with the miles we travel, but also have a controllable component based on safety, fleet age, efficiency and other factors. Our main fixed costs are depreciation of long-term assets (such as tractors, trailers and terminals), interest expense and the compensation of non-driver personnel.

        In general, our loaded miles, rate per loaded mile and deadhead miles percentage are affected by industry-wide freight volumes, trucking capacity and the competitive environment, which factors are beyond our control, as well as by our service levels, planning and discipline of our operations, over which we have significant control.

Key Performance Indicators

        We use a number of primary indicators to monitor our performance and efficiency. Our main measure of productivity is weekly freight revenues per seated tractor. Weekly freight revenues per seated tractor are affected by our loaded miles, which only include the miles driven when hauling freight (and for which we are compensated), the size of our fleet and the rates received for our services. We strive to increase our revenues per tractor by improving freight rates with our customers, hauling more loads with our existing equipment, having a sufficient number of qualified drivers and independent contractors to haul our customers' freight, efficiently moving freight within our network and keeping tractors well-maintained.

        We also strive to reduce our number of deadhead miles. We measure our performance in this area by monitoring our deadhead miles percentage, which is calculated by dividing the number of unpaid miles by the total number of miles driven. By planning consecutive loads with shorter distances between the drop-off and pick-up locations, we are able to reduce the percentage of deadhead miles driven and facilitate more revenue-generating miles during our drivers' hours of service.

        We consider our adjusted operating ratio to be the most important measure of our operating profitability. Our adjusted operating ratio is calculated as operating expenses as a percentage of revenues, or the inverse of operating margin, and produces a quick indication of operating efficiency. It is widely used in our industry as an assessment of management's effectiveness in controlling all categories of operating expenses. We net fuel surcharge revenues against fuel expense and exclude certain unusual or non-cash items in the calculation of our adjusted operating ratio. We net fuel surcharge revenues against fuel expense because fuel prices and fuel surcharge revenues are often volatile and because changes in fuel surcharge revenues largely offset corresponding changes in our fuel expense. Netting fuel surcharge revenues against fuel expense eliminates volatility and improves our ability to compare operating results across periods. We also believe that excluding impairments and other unusual or non-cash items in the calculation of our adjusted operating ratio enhances the comparability of our performance between periods. Accordingly, we believe adjusted operating ratio is a better indicator of our core operating profitability than operating ratio and provides a better basis for comparing our results between periods and against others in our industry.

        For the years ended December 31, 2011 and 2012, and the six months ended June 30, 2012 and 2013, our actual performance with respect to these indicators was as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2011	2012	2012	2013
Weekly freight revenues per seated tractor	$3,382	$3,426	$3,389	$3,421
Deadhead miles percentage	8.9%	9.4%	9.0%	9.6%
Average seated tractors	$1,649	$1,514	$1,546	$1,467
Operating ratio	100.0%	94.7%	95.0%	94.5%
Adjusted operating ratio	96.6%	93.1%	93.4%	91.8%

Results of Operations

Operating revenues

        We record two types of revenues: freight revenues and fuel surcharge revenues.

	Year Ended December 31,				Six Months Ended June 30,
	2011	2012	Change	%	2012	2013	Change	%
	(Dollars in thousands)
Freight revenues	$301,799	$279,478	$(22,321)	-7.4%	$140,822	$136,234	$(4,588)	-3.3%
Fuel surcharge revenues	86,253	84,068	(2,185)	-2.5%	43,041	40,033	(3,008)	-7.0%

Operating revenues	$388,052	$363,546	$(24,506)	-6.3%	$183,863	$176,267	$(7,596)	-4.1%

Freight revenues

        We measure revenues before fuel surcharges, or freight revenues, because we believe that removing this volatile source of revenues affords a more consistent basis for comparing results of operations from period to period. Freight revenues are generated by hauling freight for our customers using our trucks or our independent contractors' equipment or by using third-party brokers or intermodal providers. Freight revenues includes all revenues we earn from our solo, team, regional, dedicated, intermodal, drayage and brokerage services. Generally, our customers pay for our services based on the number of miles in the most direct route between pick-up and delivery locations and other ancillary services we provide. Freight revenues are the product of the number of loaded miles driven and the rate per loaded mile we receive from customers plus accessorial charges, such fees related to loading and unloading freight for our customers or fees for detaining our equipment. The main factors that affect freight revenues are loaded miles, the size of our fleet and the rates received for our services. Freight revenues are affected by fluctuations in North American economic activity, as well as changes in inventory levels, changes in shipper packaging methods that may reduce or increase volumes, specific customer demand, the level of capacity in the trucking industry (including driver availability) and shifts between truck and rail intermodal shipping.

For the period ended June 30, 2013 as compared to the six months ended June 30, 2012

        Freight revenues were $136.2 million for the six months ended June 30, 2013 compared to $140.8 million for the same period in 2012, a decrease of 3.3%. The revenues decrease was due to a 4.2% reduction in loaded miles to 80.6 million miles in the 2013 period from 84.1 million miles in the 2012 period, offset in part by an increase in average freight revenues per loaded mile to $1.71 during the 2013 period from $1.68 during the 2012 period, an increase of 1.8%. The decrease in miles reflects the company's decision to selectively upgrade and remove unprofitable freight as well as capacity constraints related to recruiting and hiring qualified drivers. The lower miles also reflect our decision to discontinue providing less profitable dedicated services for a large shipper effective at the end of the second quarter of 2012, although much of this freight had been replaced during the second half of 2012. Offsetting these reductions were increases in loaded miles in our regional service offerings, particularly in the Midwest (where services began in the first quarter of 2012) and in Ohio (where services began in the first quarter of 2013).

        At June 30, 2013, our fleet was comprised of approximately 1,300 company tractors and approximately 300 tractors provided by independent contractors, compared to approximately 1,380 company tractors and approximately 310 tractors provided by independent contractors at June 30, 2012.

        Equipment utilization as measured by average freight revenues per seated tractor per week was $3,421 during the 2013 period compared to $3,389 for the 2012 period, an increase of 0.9%, for the reasons given above.

For the year ended December 31, 2012 as compared to the year ended December 31, 2011

        Freight revenues were $279.5 million in 2012 compared to $301.8 million for 2011, a decrease of 7.4%. The decrease was due to an 11.7% reduction in loaded miles to 164.9 million miles in 2012 from 186.7 million miles in 2011, offset in part by a 6.2% increase in average freight revenues per loaded mile to $1.71 during 2012 from $1.61 during 2011. The decrease in miles reflects the company's decision to selectively upgrade and remove unprofitable freight as well as capacity constraints related to recruiting and hiring qualified drivers. The lower miles also reflect our decision to discontinue providing less profitable dedicated services for a large shipper effective at the end of the second quarter of 2012. Offsetting these reductions were increases in loaded miles in our regional business, where we added a new Midwest fleet in the first quarter of 2012.

        At December 31, 2012, the company's fleet was comprised of approximately 1,310 company tractors and approximately 300 tractors provided by independent contractors, compared to approximately 1,450 company tractors and approximately 330 tractors provided by independent contractors at December 31, 2011.

        Equipment utilization as measured by average freight revenues per seated tractor per week was $3,426 during 2012 compared to $3,382 for 2011, an increase of 1.3%, for the reasons given above.

Fuel surcharge revenues

        Fuel surcharges are designed to compensate us for fuel costs above a certain base cost per gallon. Generally, we receive fuel surcharges on the miles for which we are compensated by customers. We continue to have exposure to increasing fuel costs related to deadhead miles, fuel efficiency and to the extent the surcharge paid by the customer is insufficient to cover rising fuel costs. The main factors that affect fuel surcharge revenues are the price of diesel fuel and the number of miles for which we are compensated by customers. Our fuel surcharges are billed on a lagging basis, meaning we typically bill customers in the current week based on the previous week's applicable index. Therefore, in times of increasing fuel prices, we do not recover as much as we are currently paying for fuel; and in periods of rapidly declining prices we may recover more than we are paying for fuel.

For the period ended June 30, 2013 as compared to the six months ended June 30, 2012

        Fuel surcharge revenues decreased $3.0 million in the 2013 period, or 7.0%, from the comparable 2012 period, which is a result of a 4.2% decrease in loaded miles and a significant customer in our portfolio changing its fuel surcharge formula in the latter part of 2012 whereby previously a base fuel cost was built into the formula with adjustments for price from that base. Their revised formula has no base fuel cost and adjustments are now based on the total price of fuel. We adjusted this customer's rate per loaded mile to offset any reduction in fuel surcharge revenues. Partially offsetting these declines were increased revenues and the related fuel surcharges in our intermodal service offering.

The average of the Department of Energy's national weekly average diesel fuel index remained consistent at $3.96 per gallon in the 2013 and 2012 periods.

For the year ended December 31, 2012 as compared to the year ended December 31, 2011

        Fuel surcharge revenues decreased $2.2 million, or 2.5%, from 2011 to 2012 caused by fewer loaded miles and a significant customer changing its fuel surcharge formula in the latter part of 2012 whereby previously a base fuel cost was built into the formula with adjustments for price from that base. Their revised formula has no base fuel cost and adjustments are now based on the total price of fuel. We adjusted this customer's rate per loaded mile to offset any reduction in fuel surcharge revenues. The average of the Department of Energy's national weekly average diesel fuel index increased 3.4% to $3.97 per gallon in 2012 compared with $3.84 per gallon in 2011.

Operating expenses

        Set forth below is management's discussion and analysis of our operating expenses for the years ended December 31, 2011 and December 31, 2012 and the six months ended June 30, 2012 and June 30, 2013.

Salaries, wages and benefits

        Salaries, wages and benefits consist primarily of compensation for all employees. Salaries, wages and benefits are primarily affected by the total number of miles driven by company drivers, the rate per mile we pay our company drivers, our ratio of drivers to non-driver employees, employee benefits, including but not limited to health care and workers' compensation, and, to a lesser extent, by the number of, and compensation and benefits paid to, non-driver employees, including our sales force and headquarters and executive personnel. The following table shows these expenses for the relevant periods as percentage of freight revenues and operating revenues.

	Year Ended December 31,				Six Months Ended June 30,
	2011	2012	Change	%	2012	2013	Change	%
	(Dollars in thousands)
Salaries, wages and benefits	$120,590	$116,015	$(4,575)	-3.8%	$61,187	$55,681	$(5,506)	-9.0%
% of freight revenues	40.0%	41.5%			43.4%	40.9%
% of operating revenues	31.1%	31.9%			33.3%	31.6%

For the period ended June 30, 2013 as compared to the six months ended June 30, 2012

        Salaries, wages and benefits decreased $5.5 million for the six months ended June 30, 2013, or 9.0%, to $55.7 million from $61.2 million during the same period in 2012. Salaries, wages and benefits decreased to 40.9% of freight revenues in the 2013 period compared to 43.4% in the 2012 period.

  •
  Driver wages and benefits decreased $3.1 million, or 7.5%, to $38.0 million from $41.1 million as a result of a 5.3% reduction in company-driver miles, and by a 37% reduction in driver benefits as a result of a large number of medical claims being charged to our self-insured retention in the first half of 2012, which did not repeat in 2013. Our company driver count decreased by 31 drivers to 1,453 as of June 30, 2013 from 1,484 as of June 30, 2012.

  •
  Workers' compensation costs decreased $1.5 million, or 45.5%, to $1.8 million in the 2013 period, compared to $3.3 million in the 2012 period, due to lower severity of claims.

  •
  General and administrative salaries, wages and benefits decreased $1.1 million, or 7.3%, to $14.0 million in the 2013 period, compared to $15.1 million in the 2012 period, due to a reduction in benefits as a result of a large number of medical claims being charged to our self-insured retention in the first half of 2012, which did not repeat in the 2013 period, one less pay day in the 2013 period, and a 1.0% reduction in headcount, offset in part by salary and wage increases.

For the year ended December 31, 2012 as compared to the year ended December 31, 2011

        Salaries, wages and benefits decreased $4.6 million in 2012, or 3.8%, to $116.0 million, compared to $120.6 million during 2011. Salaries, wages and benefits increased to 41.5% of freight revenues in 2012 compared to 40.0% in 2011.

  •
  Driver wages and benefits decreased $5.0 million, or 5.9%, to $79.2 million from $84.2 million as a result of an 11.6% reduction in company-driver miles in 2012 compared to 2011, offset by an increase in driver benefits as a result of a large number of medical claims being charged to our self-insured retention in the first half of 2012. Our company driver count decreased by 161 drivers to 1,476 as of December 31, 2012 from 1,637 as of December 31, 2011.

  •
  Workers' compensation costs decreased $2.3 million, or 34.8%, to $4.3 million in 2012 from $6.6 million in 2011, due to lower frequency and severity of claims.

  •
  General and administrative salaries, wages and benefits increased $2.5 million, or 8.1%, due to a 4.6% increase in salary and wage costs resulting from increased headcount and salary and wage increases, as further impacted by the achievement of incentive compensation payouts in 2012, (which did not occur in 2011).

Fuel, maintenance and other expenses

        Fuel expenses consist primarily of diesel fuel expense for our company tractors and fuel taxes. The primary factors affecting our fuel expenses are the number of miles driven by company drivers, the cost of diesel fuel and the miles per gallon we realize with our equipment.

        Maintenance and other expenses consist primarily of ordinary vehicle repairs and maintenance, physical damage repairs to our equipment resulting from accidents, costs associated with preparing tractors and trailers for sale or trade-in and other maintenance costs. Maintenance and other expenses are primarily affected by the age of our company fleet of tractors and trailers, the number of miles driven in a period and, to a lesser extent, efficiency measures practiced throughout our organization.

	Year Ended December 31,				Six Months Ended June 30,
	2011	2012	Change	%	2012	2013	Change	%
	(Dollars in thousands)
Fuel, maintenance and other expenses	$119,829	$103,506	$(16,323)	-13.6%	$53,249	$50,085	$(3,164)	-5.9%
% of freight revenues	39.7%	37.0%			37.8%	36.8%
% of operating revenues	30.9%	28.5%			29.0%	28.4%

For the period ended June 30, 2013 as compared to the six months ended June 30, 2012

        Fuel, maintenance and other expenses decreased $3.1 million for the six months ended June 30, 2013, or 5.9%, to $50.1 million from $53.2 million for the same period in 2012. Fuel, maintenance and other expenses decreased to 36.8% of freight revenues in the 2013 period compared to 37.8% in the 2012 period.

  •
  Fuel expense decreased $2.7 million, or 6.1%, primarily due to a 5.3% reduction in company-driver miles, coupled with improved fuel efficiency throughout our fleet. Average fuel costs remained consistent at $3.57 per gallon in the 2013 period compared to $3.56 in the 2012 period.

  •
  Maintenance expenses decreased $0.4 million, or 7.2%, due in part to a 5.6% reduction in the number of company tractors along with increased preventative maintenance programs and warranty recovery initiatives.

For the year ended December 31, 2012 as compared to the year ended December 31, 2011

        Fuel, maintenance and other expenses decreased $16.3 million in 2012, or 13.6%, to $103.5 million compared to $119.8 million for 2011. Fuel, maintenance and other expenses decreased to 37.0% of freight revenues from 39.7%.

  •
  Fuel expense decreased $11.3 million, or 11.8%, driven by an 11.6% reduction in company-driver miles, coupled with improved fuel efficiency throughout our fleet. Average fuel costs remained consistent at $3.61 per gallon in 2012 versus $3.62 in 2011.

  •
  Maintenance expenses decreased $5.3 million, or 33.8%, to $10.4 million in 2012 from $15.7 million in 2011, primarily due to a 12.2% reduction in the number of tractors in the fleet and the replacement of older equipment, particularly higher-mileage tractors acquired with Southern Cal which were replaced during the latter part of 2011, and increased preventative maintenance programs and warranty recovery initiatives throughout our fleet.

        We believe the most effective protection against fuel cost increases is to implement an effective fuel surcharge program and maintain a fuel-efficient fleet by incorporating fuel efficiency measures, such as slower tractor speeds, engine idling limitations and a reduction in deadhead miles. To mitigate unrecovered fuel exposure, we negotiate surcharge programs with customers. In the past, we have not used derivatives as a hedge against higher fuel costs but continue to evaluate this possibility.

        To measure the effectiveness of our fuel surcharge program, we subtract fuel surcharge revenues (other than the fuel surcharge revenues we reimburse to independent contractors, the railroads and other third parties, which are included in purchased transportation) from our fuel expense. The result is referred to as net fuel expense. Our net fuel expense as a percentage of revenues excluding fuel surcharge revenues is affected by the cost of diesel fuel net of surcharge collection, the percentage of miles driven by company trucks and the percentage of deadhead miles, for which we do not receive fuel surcharge revenues. Net fuel expense as a percentage of freight revenues is shown below:

	Year Ended December 31,				Six Months Ended June 30,
	2011	2012	Change	%	2012	2013	Change	%
	(Dollars in thousands)
Total fuel surcharge revenues	$86,253	$84,068	$(2,185)	-2.5%	$43,041	$40,033	$(3,008)	-7.0%
Less: fuel surcharge revenues reimbursed to independent contractors and other third parties	11,492	13,870	2,378	20.7%	6,906	6,675	(231)	-3.3%

Company fuel surcharge revenues	$74,761	$70,198	$(4,563)	-6.1%	$36,135	$33,358	$(2,777)	-7.7%

Total fuel expense	$95,729	$84,411	$(11,318)	-11.8%	$43,236	$40,583	$(2,653)	-6.1%
Less: company fuel surcharge revenues	74,761	70,198	(4,563)	-6.1%	36,135	33,358	(2,777)	-7.7%

Net fuel expense	$20,968	$14,213	$(6,755)	-32.2%	$7,101	$7,225	$124	1.7%

% of freight revenues	6.9%	5.1%			5.0%	5.3%
% of operating revenues	5.4%	3.9%			3.9%	4.1%

For the period ended June 30, 2013 as compared to the six months ended June 30, 2012

        Net fuel expense increased to $7.2 million in the six months ended June 30, 2013 compared to $7.1 million in the same period of 2012, an increase of 1.7%. The net fuel expense increase was impacted by a 5.6% decrease in total miles driven by company tractors, offset by a lower spread between our average fuel costs and the Department of Energy's average for the six-month period ended June 30, 2013 compared to the same period in the prior year. Net fuel expense increased to 5.3% of freight revenues in the 2013 period compared with 5.0% for the same period in 2012.

For the year ended December 31, 2012 as compared to the year ended December 31, 2011

        Net fuel expense decreased $6.8 million in 2012, or 32.2%, compared with 2011. The decrease was primarily the result of an 11.6% decrease in total miles driven by company tractors and a higher spread between our average fuel cost and the Department of Energy's average for 2012 compared to 2011. Net fuel expense decreased to 5.1% of freight revenues in 2012 compared with 6.9% in 2011.

Purchased transportation

        Purchased transportation consists of the payments we make to independent contractors, railroads and third-party carriers that haul loads we broker to them, including fuel surcharge reimbursements paid to such parties and is presented as a percentage of freight revenues in the following table.

	Year Ended December 31,				Six Months Ended June 30,
	2011	2012	Change	%	2012	2013	Change	%
	(Dollars in thousands)
Purchased transportation	$66,126	$62,908	$(3,218)	-4.9%	$30,483	$31,696	$1,213	4.0%
% of freight revenues	21.9%	22.5%			21.6%	23.3%
% of operating revenues	17.0%	17.3%			16.6%	18.0%

For the period ended June 30, 2013 as compared to the six months ended June 30, 2012

        Purchased transportation increased $1.2 million in the six months ended June 30, 2013, or 4.0%, to $31.7 million compared to $30.5 million during the 2012 period. Purchased transportation increased to 23.3% of freight revenues versus 21.6% for the year-earlier period 2012.

  •
  Independent contractor expenses decreased $1.9 million to $20.3 million from $22.2 million, which represents an 8.6% reduction in these expenses and correlates to the 8.0% decrease in miles driven by independent contractors in the first half of 2013 compared to the same period of 2012. Independent contractors numbered approximately 310 as of June 30, 2013 compared to approximately 339 as of June 30, 2012.

  •
  Payments to third-party intermodal carriers (primarily railroads) increased $2.1 million and Mexican third-party carrier expense increased $0.8 million, reflecting more freight volume on the railroads as well as into, and out of, Mexico.

  •
  Payments to freight brokers increased $0.2 million, reflecting a changing customer mix in brokered freight.

For the year ended December 31, 2012 as compared to the year ended December 31, 2011

        Purchased transportation decreased $3.2 million in 2012, or 4.9%, to $62.9 million compared to $66.1 million during 2011. Purchased transportation increased to 22.5% of freight revenues compared with 21.9% in 2011.

  •
  Independent contractor expenses decreased $3.7 million to $45.6 million from $49.3 million, which represents an 7.5% reduction in these expenses due to a 14.3% decrease in miles driven by independent contractors in 2012 compared to 2011, offset in part by rate increases awarded in the fourth quarter of 2011. Independent contractors numbered approximately 325 as of December 31, 2012, compared to approximately 356 as of December 31, 2011.

  •
  Payments to third-party intermodal carriers (primarily railroads) increased $0.2 million and Mexican third-party carrier expense increased $0.9 million, reflecting more freight volume on the railroads as well as into, and out of, Mexico.

  •
  Payments to freight brokers and other third parties decreased $0.7 million, reflecting lower volumes and revenues related to the brokerage service offering.

Revenue equipment leases

        Rental expense consists primarily of payments for tractors and trailers financed with operating leases and is expressed as a percentage of freight revenues in the following table.

	Year Ended December 31,				Six Months Ended June 30,
	2011	2012	Change	%	2012	2013	Change	%
	(Dollars in thousands)
Revenue equipment leases	$960	$865	$(95)	-9.9%	$434	$530	$96	22.1%
% of freight revenues	0.3%	0.3%			0.3%	0.4%
% of operating revenues	0.2%	0.2%			0.2%	0.3%

For the period ended June 30, 2013 as compared to the six months ended June 30, 2012

        Revenue equipment leases increased to $0.5 million in the first half 2013 from $0.4 million in the same period in 2012 as a result of acquiring 50 replacement tractors during the second quarter of 2013 that were financed by operating leases. Revenue equipment leases increased to 0.4% of freight revenues compared to 0.3% in the year-earlier period as the expense increased and the revenues declined.

For the year ended December 31, 2012 as compared to the year ended December 31, 2011

        Revenue equipment leases decreased to $0.9 million in 2012 from $1.0 million in 2011. Revenue equipment leases were 0.3% of freight revenues in both 2012 and 2011.

Depreciation and amortization

        Depreciation and amortization consists primarily of depreciation for owned tractors and trailers as well as other property and equipment and amortization associated with certain intangible assets. The primary factors affecting these expense items include the size and age of our tractor and trailer fleet, the cost of new equipment and the relative percentage of owned versus leased equipment.

	Year Ended December 31,				Six Months Ended June 30,
	2011	2012	Change	%	2012	2013	Change	%
	(Dollars in thousands)
Depreciation and amortization	$36,826	$35,414	$(1,412)	-3.8%	$17,205	$15,120	$(2,085)	-12.1%
% of freight revenues	12.2%	12.7%			12.2%	11.1%
% of operating revenues	9.5%	9.7%			9.4%	8.6%

For the period ended June 30, 2013 as compared to the six months ended June 30, 2012

        Depreciation and amortization decreased $2.1 million in the 2013 period, or 12.1%, to $15.1 million, compared to $17.2 million for the same period in 2012. Depreciation and amortization decreased to 11.1% of freight revenues in the 2013 period from 12.2% in the 2012 period. The decrease is primarily due to a decrease in company-owned revenue equipment. This decrease was also impacted by our determination to adjust salvage values at the beginning of 2013 to reflect current and expected future market conditions for used equipment. This change caused depreciation to decrease by

$1.5 million in the six months ended June 30, 2013. See "Note 1(d) in the Notes to the Consolidated Financial Statements."

For the year ended December 31, 2012 as compared to the year ended December 31, 2011

        Depreciation and amortization decreased $1.4 million in 2012, or 3.8%, to $35.4 million, compared to $36.8 million during 2011. Depreciation and amortization increased to 12.7% of freight revenues in 2012 compared to 12.2% in 2011. This decrease is primarily due to a decrease in company-owned revenue equipment. The decrease reflected 167 fewer tractors and 427 fewer trailers in the fleet compared to the same period in 2011.

Insurance and claims

        Insurance and claims expense consists of insurance premiums and the accruals we make for estimated payments and expenses for claims for bodily injury, property damage, cargo damage and other casualty events. The primary factors affecting our insurance and claims are seasonality (as we typically experience higher accident frequency in winter months), the frequency and severity of accidents and developments in large, prior-year claims. The frequency of accidents generally increases with the number of miles we drive. To the extent economic conditions improve and to the extent such improvement results in an increase in the miles we travel, we could experience an increase in our claims exposure. Furthermore, our high deductible retention of $500,000 per occurrence for accident claims has made and can make this expense item volatile.

	Year Ended December 31,				Six Months Ended June 30,
	2011	2012	Change	%	2012	2013	Change	%
	(Dollars in thousands)
Insurance and claims	$13,290	$9,388	$(3,902)	-29.4%	$4,035	$4,380	$345	8.6%
% of freight revenues	4.4%	3.4%			2.9%	3.2%
% of operating revenues	3.4%	2.6%			2.2%	2.5%

For the period ended June 30, 2013 as compared to the six months ended June 30, 2012

        Insurance and claims increased $0.3 million in the 2013 period, or 8.6%, to $4.4 million, compared to $4.0 million during the same period in 2012. Insurance and claims increased to 3.2% of freight revenues during the 2013 period compared to 2.9% in the 2012 period. The increase in insurance and claims was primarily due to an increase in the frequency of claims in 2013, which we believe was largely attributable to an unusually mild winter in 2012.

For the year ended December 31, 2012 as compared to the year ended December 31, 2011

        Insurance and claims decreased $3.9 million in 2012, or 29.4%, to $9.4 million, compared to $13.3 million in 2011. Insurance and claims decreased to 3.4% of freight revenues in 2012, compared to 4.4% in 2011. The decrease in insurance and claims was primarily due to a decrease in the frequency and severity of accident claims in 2012, which we believe was largely attributable to an unusually mild winter in 2012. The company also had two significant accidents in the first quarter of 2011.

Taxes and licenses

        Operating taxes and licenses expense primarily represents the costs of taxes and licenses associated with our fleet of equipment and will vary according to the size of our fleet in future periods.

	Year Ended December 31,				Six Months Ended June 30,
	2011	2012	Change	%	2012	2013	Change	%
	(Dollars in thousands)
Taxes and licenses	$6,186	$5,516	$(670)	-10.8%	$2,882	$2,041	$(841)	-29.2%
% of freight revenues	2.0%	2.0%			2.0%	1.5%
% of operating revenues	1.6%	1.5%			1.6%	1.2%

For the period ended June 30, 2013 as compared to the six months ended June 30, 2012

        Taxes and licenses expense decreased $0.8 million in the 2013 period, or 29.2%, to $2.0 million, compared to $2.9 million for the same period in 2012. Taxes and licenses decreased to 1.5% of freight revenues in the 2013 period compared to 2.0% in the 2012 period. The decrease in taxes and licenses was primarily due to the decrease in the number of tractors renewing for federal highway use tax in the 2013 period compared to the 2012 period, a decrease in the number of tractors and trailers licensed combined with lower average levy rates in the 2013 period compared to the 2012 period and lower state fuel taxes due to fewer miles driven and a changing mix of states where miles were driven in the 2013 period compared to the 2012 period.

For the year ended December 31, 2012 as compared to the year ended December 31, 2011

        Taxes and license expense decreased $0.7 million in 2012, or 10.8%, to $5.5 million, compared to $6.2 million during 2011. Taxes and licenses expense remained at 2.0% of freight revenues in 2012 and 2011. The decrease in taxes and licenses was primarily due to the decrease in the number of tractors renewing for federal highway use tax in 2012 compared to 2011, a decrease in the number of tractors and trailers licensed combined with lower average levy rates in 2012 compared to 2011 and lower state fuel taxes due to fewer miles driven and a changing mix of states where miles were driven in 2012 compared to 2011.

Communications

        Communications expense primarily represents the costs of communicating with our drivers and customers and will vary according to the size of our fleet in future periods.

	Year Ended December 31,				Six Months Ended June 30,
	2011	2012	Change	%	2012	2013	Change	%
	(Dollars in thousands)
Communications	$1,747	$1,519	$(228)	-13.1%	$793	$666	$(127)	-16.0%
% of freight revenues	0.6%	0.5%			0.6%	0.5%
% of operating revenues	0.5%	0.4%			0.4%	0.4%

For the period ended June 30, 2013 as compared to the six months ended June 30, 2012

        Communications expense decreased $0.1 million in the 2013 period, or 16.0%, to $0.7 million, compared to $0.8 million for the same period in 2012. Communications expense was 0.5% of freight revenues in the 2013 period compared to 0.6% for the same period in 2012. The reduction in communication expense was primarily due to the overall reduction in the fleet size.

For the year ended December 31, 2012 as compared to the year ended December 31, 2011

        Communications expense decreased $0.2 million in 2012, or 13.1%, to $1.5 million from $1.7 million for 2011. Communications expense was 0.5% of freight revenues in 2012 compared to 0.6% in 2011. The reduction in communication expense was largely due to the overall reduction in the fleet size, further impacted to a lesser extent by efforts to reduce costs by consolidating communication providers across the organization.

Other general and administrative expenses

        Other general and administrative expenses include business supplies and forms, travel and entertainment, driver support services, building rents, repairs and utilities, driver recruitment advertising and hiring expenses, consulting and professional fees and other miscellaneous expenses.

	Year Ended December 31,				Six Months Ended June 30,
	2011	2012	Change	%	2012	2013	Change	%
	(Dollars in thousands)
Other general and administrative	$16,084	$14,913	$(1,171)	-7.3%	$7,756	$8,741	$985	12.7%
% of freight revenues	5.3%	5.3%			5.5%	6.4%
% of operating revenues	4.1%	4.1%			4.2%	5.0%

For the period ended June 30, 2013 as compared to the six months ended June 30, 2012

        Other general and administrative expenses increased $1.0 million in the 2013 period, or 12.7%, to $8.7 million, from $7.8 million for the same period in 2012. Other general and administrative expenses increased to 6.4% of freight revenues in the 2013 period from 5.5% for the same period in 2012. These increases were primarily due to costs of a settlement of a lawsuit and an impairment charge on a sublease for excess office space in our corporate headquarters facility during the six months ended June 30, 2013. In addition, utility costs were higher in 2013 as a result of a more typical winter compared to the mild temperatures experienced in the first quarter of 2012. Offsetting these increases were reductions in driver hiring costs as the company hired fewer drivers in the 2013 period compared to the 2012 period, as well as a reduction in bad debt write-offs in the current period. We had higher levels of bad debt expense in the six months ended June 30, 2012 due to certain customers going out of business.

For the year ended December 31, 2012 as compared to the year ended December 31, 2011

        Other general and administrative expenses decreased by $1.2 million in 2012, or 7.3%, to $14.9 million, compared to $16.1 million for 2011. Other general and administrative expenses remained at 5.3% of freight revenues in 2012 and 2011. The decrease in other general and administrative expenses was due to cost synergies experienced following the acquisition of Southern Cal, particularly relative to payroll processing costs, driver support services and general office supplies and expenses. In addition, certain one-time transaction expenses related to the acquisition of Southern Cal were incurred in 2011. Offsetting these items were increased costs related to driver recruiting and utilities.

Gain on sale of property and equipment

	Year Ended December 31,				Six Months Ended June 30,
	2011	2012	Change	%	2012	2013	Change	%
	(Dollars in thousands)
Gain on sale of property and equipment	$3,247	$5,671	$2,424	74.7%	$3,420	$2,367	$(1,053)	-30.8%
% of freight revenues	1.1%	2.0%			2.4%	1.7%
% of operating revenues	0.8%	1.6%			1.9%	1.3%

For the period ended June 30, 2013 as compared to the six months ended June 30, 2012

        Gain on sale of property and equipment decreased $1.1 million in the 2013 period to $2.4 million compared to $3.4 million in 2012. The decrease was due to fewer tractors and trailers being sold during the 2013 period.

For the year ended December 31, 2012 as compared to the year ended December 31, 2011

        Gain on sale of property and equipment increased $2.4 million in 2012 to $5.7 million compared to $3.2 million for the same period in 2011. The increase was primarily due to more tractors and trailers being sold during 2012, as well as a strong used equipment market.

Impairment of Goodwill

        We perform our annual impairment tests of goodwill as of December 31 of each year and whenever an event occurs or circumstances change to suggest that the carrying value may not be recoverable. We completed our annual impairment test as of December 31, 2012 and concluded that goodwill was not impaired. During the annual impairment test as of December 31, 2011, the company determined that the carrying value of goodwill related to the Southern Cal transaction exceeded its fair value by $9.7 million and recorded an impairment charge for that amount.

Interest expense, net

        Interest expense consists of cash interest expense, accreted payment-in-kind is (or "PIK") interest and the amortization of related issuance costs and fees. Interest expense is primarily based on debt and capital lease balances related to tractor and trailer financing, a term note, our credit facility and a subordinated note related to the acquisition of Southern Cal and payable to Marathon Fund Limited Partnership V (see "Certain Relationships and Related Party and Other Transactions").

        For the six months ended June 30, 2013, interest expense was $5.8 million, compared to $6.0 million in 2012. The decrease is primarily due to a decrease in our outstanding debt balances.

        For 2012, interest expense was $12.2 million, compared to $11.6 million in 2011. The increase was primarily a result of higher interest expense related to our related party subordinated note due to PIK interest in our outstanding debt balance.

Income taxes

        The $1.6 million tax provision for the six months ended June 30, 2013 reflected an effective rate of 41.8% as compared to a $1.5 million tax provision in the prior year period. The increase in tax provision was primarily due to an increase in earnings.

        The $3.1 million provision for 2012 reflected an effective rate of 44.0% as compared to a $87,000 tax benefit in 2011. The increase in tax provision was primarily due to an increase in earnings.

Liquidity and Capital Resources

        Traditionally, we use cash provided by operations and financing activities and bank borrowings as our primary sources of liquidity. At June 30, 2013 and December 31, 2012 respectively, we had $19.3 million and $18.3 million of availability under our revolving credit facility.

        Our business requires substantial amounts of cash to cover operating expenses, as well as to fund items such as capital expenditures on our fleet and other assets, working capital changes, principal and interest payments on our obligations, letters of credit to support insurance requirements and taxes in periods when we generate taxable income.

        We make substantial net capital expenditures to maintain a modern fleet of company tractors, refresh our trailer fleet and grow our tractor and trailer fleet. Any decision to increase our fleet is determined by customer demand and our ability to finance the equipment and generate acceptable returns. After June 30, 2013, we expect our net capital expenditures to be approximately $26.1 million for the remainder of 2013, assuming all trailer and tractor additions are recorded as capital expenditures. However, we may obtain a portion of our equipment under operating leases, which are not reflected as net capital expenditures. Beyond 2013, we expect our net capital expenditures to remain substantial.

        We believe we can finance our expected cash needs, including debt repayment, in the short term with cash flows from operations, borrowings available under our revolving credit facility and lease financing believed to be available for at least the next twelve months. Over the long term, we will continue to have significant capital requirements, which may require us to seek additional borrowing, lease financing or equity capital. In addition, we may require financing or equity capital for future acquisitions that we may make. The availability of financing or equity capital will depend upon our financial condition and results of operations as well as prevailing market conditions. If such additional borrowing, lease financing or equity capital is not available at the time we need to raise money, then we may be required to utilize the revolving portion of our credit facility (if not fully drawn), extend the maturity of then-outstanding indebtedness, rely on alternative financing arrangements or engage in asset sales. With the infusion of capital from this offering and the consequent reduction of indebtedness for borrowed money, we will have greater flexibility to use our revolving credit facility to purchase equipment if it becomes economically advantageous to do so.

Cash Flows

        Our summary cash flows for the years ended December 31, 2011 and 2012 and for the six months ended June 30, 2012 and 2013 are set forth in the table below:

	Year Ended December 31,				Six Months Ended June 30,
	2011	2012	Change	%	2012	2013	Change	%
	(Dollars in thousands)
Net cash provided by operations activities	$31,206	$41,867	$10,661	-34.2%	$22,756	$19,492	$(3,264)	-14.3%
Net cash used in investing activities	$(52,457)	$(25,813)	$26,644	-50.8%	$(20,662)	$(7,209)	$13,453	-65.1%
Net cash (provided by) used in financing	$21,251	$(16,054)	$(37,305)	-175.5%	$(2,094)	$(12,283)	$(10,189)	486.6%

Operating activities

For the period ended June 30, 2013 as compared to the six months ended June 30, 2012

        In the first six months of 2013, net cash flows provided by operating activities of $19.5 million were primarily used to repay $12.3 million of long-term debt and to fund new revenue equipment purchases, net of proceeds from sales of equipment, of $7.2 million. In the first six months of 2012, net cash flows provided by operating activities of $22.8 million were primarily used to fund new revenue equipment purchases, net of proceeds from sales of equipment, of $20.7 million and to repay $2.1 million of long-term debt. The $3.3 million decrease in net cash provided by operations was due to changes in working capital of $2.7 million (primarily lower receivables and payables required to support business volumes) and $2.1 million lower depreciation due to ownership of less revenue equipment, as well as adjustments to the expected residual values on certain revenue equipment to reflect current market conditions for used equipment. These items were offset by $0.5 million greater net income in the 2013 period compared to the 2012 period as well as $1.1 million lower gain on sale of property and equipment due to less equipment being sold in 2013.

For the year ended December 31, 2012 as compared to the year ended December 31, 2011

        For 2012, net cash flows provided by operating activities of $41.9 million were primarily used to fund new revenue equipment purchases, net of proceeds from sales of equipment, of $25.8 million and to repay $16.1 million of long-term debt. For 2011, net cash flows provided by operating activities of

$31.2 million were primarily used to fund new revenue equipment purchases, net of proceeds from sales of equipment, of $38.1 million and to invest $14.3 million in the acquisition of Southern Cal. These payments were offset by a $15.0 million subordinated borrowing from our controlling shareholder and a $6.3 million increase in other long-term debt. The $10.7 million increase in net cash provided by operations was mainly due to $15.5 million greater net income in 2012 compared to 2011, offset by a $9.7 million goodwill impairment charge in 2011. In 2012, changes in working capital and deferred income taxes increased cash from operations by $9.0 million from 2011, primarily as a result of better working capital management when all systems and processes were integrated, as well as $1.4 million lower depreciation in 2012 compared to 2011 due to less revenue equipment being owned in 2012 and $2.4 million higher gain on sale of property and equipment in 2012 compared to 2011 due to sales of more revenue equipment in 2012.

Investing activities

For the period ended June 30, 2013 as compared to the six months ended June 30, 2012

        Cash flows from investing activities decreased to a net outflow of $7.2 million in 2013 from a net outflow of $20.7 million in the same period in 2012, for a total reduction of $13.5 million. This was driven by decreased capital expenditures and lower sales proceeds from equipment disposals. Capital expenditures increased $14.0 million while disposal proceeds decreased $1.4 million in the 2013 period versus the 2012 period. We also entered into an additional $3.5 million in operating leases as of June 30, 2013.

For the year ended December 31, 2012 as compared to the year ended December 31, 2011

        Cash flows from investing activities decreased to a net outflow of $25.8 million in 2012 from a net outflow of $52.5 million in 2011, for a total reduction of $26.7 million. The reduction in net cash used in investing activities was driven mainly by a $6.1 million decrease in capital expenditures as a result of the need to replace some of the older equipment related to the acquisition of Southern Cal in 2011, which was not required in 2012. Cash flows from investing activities also decreased in 2012 compared to 2011 due to a $3.2 million increase in sales proceeds from equipment disposals as the market for used equipment was strong. Finally, we invested $14.3 million to acquire Southern Cal in 2011.

Financing activities

For the period ended June 30, 2013 as compared to the six months ended June 30, 2012

        Cash flows from financing activities increased to a net outflow of $12.3 million in the 2013 period from a net outflow of $2.1 million in the 2012 period, for a total increase of $10.2 million. This increase primarily reflected the fact that we had lower proceeds from issuance of long-term debt related to capital equipment financing in the 2012 period than we had in the 2013 period.

For the year ended December 31, 2012 as compared to the year ended December 31, 2011

        Cash used in financing activities decreased to a net outflow of $16.1 million in 2012 compared to a net inflow of $21.3 million during 2011, for a total decrease of $37.4 million. This decrease reflected the issuance of a $15.0 million subordinated note and increased borrowings under our credit facility of approximately $14.3 million to finance the acquisition of Southern Cal, both of which occurred in 2011 but not in 2012. The remainder of the difference reflects lower proceeds from issuance of long-term debt related to capital equipment financing in 2012 compared to 2011.

Capital Expenditures

        Total net capital expenditures for the years ended December 31, 2011 and 2012 and the six months ended June 30, 2012 and 2013, are shown below:

	Year Ended December 31,				Six Months Ended June 30,
	2011	2012	Change	%	2012	2013	Change	%
	(Dollars in thousands)
Revenue equipment acquired via cash, notes payable or accounts payable	$53,055	$46,744	$(6,311)	-11.9%	$32,021	$17,893	$(14,127)	-44.1%
Other property and equipment	1,135	1,377	242	21.3%	606	717	111	18.3%

Gross capital expenditures for revenue equipment	54,190	48,121	(6,069)	-11.2%	32,627	18,610	(14,016)	-42.9%
Less: Proceeds from sales of property and equipment	(9,543)	(12,774)	(3,231)	33.9%	(7,401)	(6,053)	1,348	-18.2%
Net capital expenditures for revenue equipment	44,647	35,347	(9,300)	-20.8%	25,226	12,557	(12,669)	-50.2%

Acquisitions, net of cash acquired	14,334	—	(14,334)	-100.0%	—	—	—	0.0%

Total net capital expenditures	$58,981	$35,347	$(23,634)	-40.1%	$25,226	$12,557	$(12,669)	-50.2%

Operating Leases

        In addition to the net cash capital expenditures discussed above, we also acquired revenue equipment with operating leases during the six months ended June 30, 2013 with a gross value of approximately $6.2 million and future payment obligations of $4.2 million. As of June 30, 2013, we had total operating leases with future payment obligations of $6.3 million, which includes operating payment obligations entered into in prior years.

Material Debt Agreements

Overview

        As of June 30, 2013, we had the following material debt agreements:

  •
  our existing credit facility, consisting of a term loan due January 2015, and a revolving line of credit due January 2015;

  •
  a subordinated note held by Marathon Fund Limited Partnership V (see "Certain Relationships and Related Party and Other Transactions"); and

  •
  other secured indebtedness and capital lease agreements.

        The amounts outstanding under these agreements and other debt instruments were as follows as of December 31, 2012 and June 30, 2013:

	December 31, 2012	June 30, 2013
	(In thousands)
Revolving credit facility due January 2015	$4,942	$5,142
Supplemental term note	5,775	5,425
Related party subordinated note due July 2016	18,355	14,165
Notes payable to banks and other financial institutions: maturities vary through July 2023 and capital leases	130,863	127,289

Total long-term debt and capital leases	$159,935	$152,021
Less: current portion	36,092	37,355

Long-term debt and capital leases, less current portion	$123,843	$114,666

        Our existing credit facility is secured by accounts receivable and certain revenue equipment and contains certain financial and other covenants. We were in compliance with the covenants under all such agreements at December 31, 2012 and June 30, 2013.

Revolving credit facility

        In July 2013, we amended our commercial financing arrangement to include a $50.0 million revolving credit facility secured by certain rolling stock and accounts receivable, a $7.0 million supplemental Tranche A term loan secured by real property and a $5.0 million supplemental Tranche B term loan.

        The revolving credit facility includes a commitment of $50.0 million for borrowings and letters of credit, subject to a borrowing base calculation consisting of certain advance rates applied to eligible collateral balances, primarily accounts receivable and rolling stock inventory. The commitment is available through January 12, 2017 and bears interest at the company's option at either 0.50% to 1.00% over the prime rate or 1.75% to 2.25% over the LIBOR. Letters of credit up to $20.0 million may be obtained under the revolving credit facility and, as of December 31, 2012 and June 30, 2013, totaled $7.8 million and $7.8 million, respectively. At December 31, 2012 and June 30, 2013, the interest rate on outstanding borrowings was 4.25% and 4.25%, respectively. Availability under the revolving credit facility was $18.3 million and $19.3 million at December 31, 2012 and June 30, 2013, respectively.

        The revolving credit facility contains certain financial covenants, which include, but are not limited to, maintenance of a minimum net worth and maintenance of a minimum fixed charge coverage ratio and leverage ratio. The company was in compliance with these covenants at December 31, 2012 and June 30, 2013.

        We have a $7.0 million supplemental Tranche A term loan secured by certain real property. The supplemental term loan bears interest at our option at 0.75% to 1.25% over the prime rate or 2.00% to 2.50% over the LIBOR. The average interest rate was 2.95% for the years ended December 31, 2012 and 2011. Principal payments are payable in equal quarterly installments, with a balloon payment due at maturity in January 2017.

        We have a $5.0 million supplemental Tranche B term loan. The supplemental term loan bears interest at the company's option at 2.25% over the prime rate or 3.5% over the LIBOR. Principal payments are payable in equal quarterly installments. The supplemental term loan matures in January 2016.

Related Party Subordinated Note

        We also have issued a $15.0 million unsecured subordinated note, held by our controlling shareholder, to finance a portion of the acquisition of Southern Cal. The subordinated note bears interest at the rate of 20.0% per year, of which 11.0% is payable in cash in quarterly installments on each interest payment date, and 9.0% is payable in kind by adding such interest to the accreted principal amount. At December 31, 2012 the balance of the principal and accreted interest was $18.4 million. In June 2013, we utilized $5.0 million of availability under our revolving credit facility to pay off a portion of this note. Accordingly, at June 30, 2013 the balance on the note was $14.2 million. In July 2013, we paid an additional $6.8 million on this note and amended the note to mature on July 26, 2017.

Off-Balance Sheet Operating Leases

        We lease approximately 250 trailers and 50 tractors under operating leases. Operating leases have been an important source of financing for our revenue equipment. Tractors held under operating leases are not carried on our consolidated balance sheets, and lease payments in respect of such tractors are reflected in our consolidated statements of operations in the line item "Rental expense." Our revenue equipment rental expense was $0.5 million in the first six months of 2013, compared with $0.4 million in the first six months of 2012.

        The total amount of remaining payments under operating leases as of June 30, 2013 was approximately $6.3 million. In connection with various operating leases, we issued residual value guarantees, which provide that if we do not purchase the leased equipment from the lessor at the end of the lease term, we are liable to the lessor for an amount equal to the shortage (if any) between the proceeds from the sale of the equipment and an agreed value. As of December 31, 2012, the maximum amount of the residual value guarantees was approximately $0.4 million. To the extent the expected value at the lease termination date is lower than the residual value guarantee, we would accrue for the difference over the remaining lease term. We believe that proceeds from the sale of equipment under our operating leases would exceed the payment obligation on substantially all of our operating leases.

        We lease our corporate headquarters facility in Eagan, Minnesota, our facilities in Birmingham, Alabama and various other minor facilities, including drop lots and locations where we provide driver support services.

Other Off-Balance Sheet Arrangements—Phantom Stock Plan

        We have a Phantom Stock Plan under which cash payments will be made to certain of our employees upon the occurrence of a capital event as defined in the plan. Capital events are primarily change-of-control transactions and include a sale or disposition of shares of our common stock which results in our current shareholders as a group beneficially owning less than 50% of our outstanding shares of common stock. Upon a capital event, we will recognize an expense equal to the cash payments under the plan in the quarter in which the capital event occurs. The amount of cash payments, if any, will be determined at the time of the capital event based on the value of a share of our common stock in such capital event less the grant price of each share of phantom stock. For example, using the midpoint of the price range set forth on the cover of this prospectus ($             per share, as the per share value in a capital event), the cash payments under the plan would be approximately $            . This offering is not a capital event. Whether a capital event occurs depends on a number of factors which are not controlled by us.

Contractual Obligations

        The table below summarizes our contractual obligations as of December 31, 2012 (in thousands):

	Payments Due By Period
	Less Than 1 Year	Year 2 - 3	Years 4 - 5	More Than 5 Years	Total
Long-term debt obligations	$34,486	$61,401	$50,261	$5,131	$151,279
Capital lease obligations(1)	1,844	2,177	—	—	4,021
Interest obligations(2)	6,725	7,087	1,721	468	16,001
Operating lease obligations(3)	2,977	4,185	2,016	556	9,734
Revolving credit facility	—	5,142	—	—	5,142
Purchase obligations(4)	16,600	—	—	—	16,600

Total contractual obligations	$62,632	$79,992	$53,998	$6,155	$202,777

(1)
Represents principal payments owed at December 31, 2012. The borrowing consists of capital leases with finance companies, with fixed borrowing amounts and fixed interest rates, as set forth on each applicable lease schedule. Accordingly, interest on each lease varies between schedules.

(2)
Represents interest obligations on long-term debt and capital lease obligations and excludes fees. For variable-rate debt, the interest rate in effect as of December 31, 2012 was utilized. The table assumes long-term debt will be held to maturity.

(3)
Represents future monthly rental payment obligations, which include an interest element, under operating leases for trailers. Substantially all lease agreements for revenue equipment have fixed payment terms based on the passage of time. These leases generally run for a period of five to seven years for trailers. We also have guarantee obligations of residual values under certain operating leases, which obligations are not included in the amounts presented. Upon termination of these leases, we would be responsible for the excess of the guarantee amount above the fair market value of the equipment, if any. As of December 31, 2012, the maximum potential amount of future payments we could be required to make under these guarantees was $0.4 million.

(4)
Represents purchase obligations for revenue equipment, fuel and facilities. The portion associated with revenue equipment purchase obligations consisted of $16.6 million. We generally have the option to cancel tractor purchase orders with 90 days' notice. As of December 31, 2012, all of this amount was cancelable.

Inflation

        Inflation can have an impact on our operating costs. A prolonged period of inflation could cause interest rates, fuel, wages and other costs to increase, which would adversely affect our results of operations unless freight rates correspondingly increased. However, the effect of inflation has been minor over the past two years. Our average fuel cost per gallon has decreased 0.6% for the six months ended June 30, 2013 compared to the same period in 2012. Our average fuel cost per gallon increased 1.0% between 2012 and 2011. Historically, the majority of any increase in fuel costs has been passed on to our customers through a corresponding increase in fuel surcharge revenues, making the impact of the increased fuel costs on our operating results less severe. If fuel costs escalate and we are unable to recover these costs in a timely manner with effective fuel surcharges, that would have an adverse effect on our results of operations and profitability.

Seasonality

        In the trucking industry, results of operations generally show a seasonal pattern. As our customers ship larger volume items, such as patio furniture, lawnmowers and other summer-use items, and prepare for back-to-school shopping, the latter part of the second quarter has historically been one of our strongest. A second peak comes as our customers ramp up for the holiday season at year-end, and accordingly the late third and early part of the fourth quarters historically have been our second strongest shipping seasons. As our customers reduce shipments after the winter holiday season, the first quarter historically has been a lower-volume quarter. Additionally, our operating expenses tend to be higher in the winter months, primarily due to colder weather in the North, which causes higher fuel consumption from increased idle time.

Quantitative and Qualitative Disclosures About Market Risk

        We have interest rate exposure arising from our revolving credit facility and supplemental term note which have variable interest rates. These variable interest rates are impacted by changes in short-term interest rates. Assuming the current level of borrowings, a hypothetical one-percentage point increase in interest rates would increase our annual interest expense by $0.1 million.

        We have commodity exposure with respect to fuel used in company tractors. Further increases in fuel prices will continue to raise our operating costs, even after applying fuel surcharge revenues. Historically, we have been able to recover a majority of fuel price increases from our customers in the form of fuel surcharges. The weekly average diesel price per gallon in the United States, as reported by the Department of Energy, remained at an average of $3.96 per gallon for the six months ended June 30, 2013 and for the same period in 2012. We cannot predict the extent or speed of potential changes in fuel price levels in the future, the degree to which the lag effect of our fuel surcharge programs will impact us as a result of the timing and magnitude of such changes or the extent to which effective fuel surcharges can be maintained and collected to offset such increases. We have not used derivative financial instruments to hedge our fuel price exposure in the past, but continue to evaluate this possibility.

Critical Accounting Policies

        The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles "GAAP" requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate these estimates and assumptions on an ongoing basis, utilizing historical experience, consultation with experts and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly for our estimates and assumptions, and it is possible that materially different amounts will be reported using differing estimates or assumptions. We consider our critical accounting policies to be those that require us to make more significant adjustments and estimates when we prepare our financial statements. Our critical accounting policies include the following:

Revenue Recognition

        Revenues, drivers' wages, and other direct operating expenses are recognized on the date shipments are delivered to the customer. Revenues include freight revenues, fuel surcharges, loading and unloading activities, equipment detention and other accessorial services. We account for revenue for our logistics services and revenue on freight transported by independent contractors on a gross basis because we are the primary obligor in the arrangements, we have the ability to establish prices, we have the risk of loss in the event of cargo claims and we bear credit risk with customer payments.

Accordingly, all such revenue billed to customers is classified as operating revenue and all corresponding payments to carriers for transportation services we arrange in connection with brokerage and intermodal activities and to independent contractor providers of revenue equipment are classified as purchased transportation expense.

Accounts Receivable

        We are dependent upon a limited number of customers, and, as a result, our trade accounts receivable are highly concentrated. Trade accounts receivable are recorded at the invoiced amounts, net of an allowance for doubtful accounts. A considerable amount of judgment is required in assessing the realization of these receivables including the current creditworthiness of each customer and related aging of the past-due balances, including any billing disputes. In order to assess the collectability of these receivables, we perform ongoing credit evaluations of our customers' financial condition. Through these evaluations, we may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The allowance for doubtful accounts is based on the best information available to us and is reevaluated and adjusted as additional information is received. We evaluate the allowance based on historical write-off experience, the size of the individual customer balances, past-due amounts and the overall national economy. We review the adequacy of our allowance for doubtful accounts monthly.

Property and Equipment

        The trucking industry requires significant capital investments. We compute depreciation of our property and equipment for financial reporting purposes based on the cost of each asset, reduced by its estimated salvage value, using the straight-line method over its estimated useful life. We determine and periodically evaluate our estimate of the projected salvage values and useful lives primarily by considering the market for used equipment, prior useful lives and changes in technology.

Claims Accruals

        We are self-insured for a portion of our liability, workers' compensation, property damage, cargo damage and employee medical expense risk. This self-insurance results from buying insurance coverage that applies in excess of a retained portion of risk for each respective line of coverage. Each reporting period, we accrue the cost of the uninsured portion of pending claims. These accruals are estimated based on our evaluation of the nature and severity of individual claims and an estimate of future claims development based upon historical claims development trends. Insurance and claims expense will vary as a percentage of operating revenues from period to period based on the frequency and severity of claims incurred in a given period as well as changes in claims development trends. Actual settlement of the self-insured claim liabilities could differ from our estimates due to a number of uncertainties, including evaluation of severity, legal cost and claims that have been incurred but not reported. If claims development factors that are based upon historical experience had increased by 10%, our claims accrual as of June 30, 2013 would have increased by $0.6 million.

Goodwill and Intangible Assets

        We have recorded goodwill, which primarily arose from the take-private transaction in 2006 and the acquisition of Southern Cal in 2011. Goodwill represents the excess of the purchase price over the fair value of net assets acquired. In accordance with Topic 350, "Intangibles—Goodwill and Other," we test goodwill for potential impairment annually as of December 31 and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

        As of December 31, 2012, we evaluated goodwill for impairment using the two-step process prescribed in Topic 350. The first step is to identify potential impairment by comparing the fair value of a reporting unit with the book value, including goodwill. If the fair value of a reporting unit exceeds the book value, goodwill is not considered impaired. If the book value exceeds the fair value, the second step of the process is performed to measure the amount of impairment. Our test of goodwill and indefinite-lived intangible assets requires judgment, including the identification of reporting units, assigning assets (including goodwill) and liabilities to the reporting unit and determining the fair value of the reporting unit. For purposes of this analysis, we had two reporting units as of December 31, 2011 and one reporting unit as of December 31, 2012, due to the combination of operations and reporting activities of Transport America and Southern Cal during the year. For determining fair value as of December 31, 2012, we used a combination of comparative valuation multiples of publicly-traded companies and a discounted cash flow model. The discounted cash flow model included several significant assumptions, including estimating future cash flows and determining appropriate discount rates. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit. Our evaluation as of December 31, 2012 produced no indication of impairment of goodwill or indefinite-lived intangible assets. Based on our evaluation, we have significant head room between the carrying value and the fair value of the reporting unit.

        Based on the decline in sales projections relative to previous estimates within our Southern Cal reporting unit, we determined that a triggering event occurred and more likely than not we had incurred an impairment loss. We performed the second step of the impairment test and determined that the implied goodwill of the Southern Cal reporting unit was $9.7 million lower than the booked amount. We recorded a non-cash impairment charge of $9.7 million in the second quarter of 2011. The annual impairment test performed as of December 31, 2011 indicated no additional impairments for goodwill or indefinite-lived intangible assets.

        Amortization of intangible assets from our Southern Cal acquisition includes customer relationships, calculated using the straight-line method over the estimated useful life of six years, and trade name, calculated using the straight-line method over one year.

Depreciation

        Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of 10 to 40 years for facilities and improvements, 3 to 15 years for revenue and service equipment and 3 to 7 years for software, furniture and office equipment.

Impairment of Long-Lived Assets

        We evaluate our long-lived assets, including property and equipment, and certain intangible assets subject to amortization for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Topic 360 and Topic 350, respectively. If circumstances require that a long-lived asset be tested for possible impairment, we compare undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party independent appraisals, as necessary. For the six months ended June 30, 2013 and 2012 and for the years ended December 31, 2012 and 2011, the company completed its assessment and concluded that no assets were impaired.

        Goodwill and indefinite-lived intangible assets are reviewed for impairment at least annually in accordance with the provisions of Topic 350 as noted under the caption "Goodwill" above.

Recently Issued Accounting Standards

        In July 2013, the Financial Accounting Standards Board (FASB) reached a consensus regarding Accounting Standards Update (ASU) 2013-11—Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss or Tax Credit Carryforward Exists. This ASU requires entities to present an unrecognized tax benefit as a reduction of the deferred tax asset for a net operating loss (NOL) or similar tax loss or tax credit carryforward rather than as a liability when the uncertain tax position would reduce the NOL or other carryforward under the tax law. ASU 2013-11 is effective for annual and interim periods beginning after December 15, 2013. While we are currently evaluating the impact of the new guidance, it is not expected to have a material impact on our consolidated financial statements.

Emerging Growth Company Status

        Under the Jumpstart Our Business Startups Act of 2012, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

BUSINESS

Our Company

        We are a leading provider of truckload transportation and logistics services to shippers located in the United States and Mexico. We offer a broad, integrated suite of truckload transportation services to a diverse and sophisticated group of customers who value our high-quality services for their multiple shipping needs. We primarily provide for-hire, dry-van truckload transportation, delivered by solo or team drivers, combined with regional, dedicated, intermodal and brokerage services. We operate a modern technology-enabled fleet of approximately 1,600 tractors (comprised of approximately 1,300 company tractors and approximately 300 independent contractors) and 4,500 trailers and an efficient network of 12 terminals. Our management team has demonstrated the ability to increase operating income, improve margins and integrate large acquisitions, while maintaining a reputation for service, safety and reliability. We have created standardized processes and a scalable infrastructure, which we believe can support significantly larger operations and additional acquisitions with minimal incremental investment. We believe the benefits of access to capital provided by this offering position us to accelerate our growth through a combination of internal expansion and strategic acquisitions, although there is no guarantee that we will be able to accelerate our growth.

        Our current business has been created by three transformative events. In February 2006, we were acquired by GHJ&M, the private investment firm that controls our largest shareholder. GHJ&M's objective was to profitably grow the business by installing an experienced and professional management team to improve operations and continue to provide excellent service. Beginning in 2006, we rebuilt our senior management team with seasoned professionals, hiring Scott Arves as CEO in January 2007 and promoting Keith Klein to COO. In January 2011, we acquired Southern Cal in one of the largest asset-based truckload acquisitions in our industry based on announced acquisition price made during the last six years, increasing our geographic reach and expanding our service offerings. Since 2006, we have focused on profitable growth, cost discipline and capital preservation, improving our annual operating ratio from 98.4% in 2005 to 94.7% in 2012 as well as improving our annual adjusted operating ratio from 97.6% in 2005 to 93.1% in 2012 and increasing our annual operating income from a loss of $0.9 million in 2011 to income of $19.2 million and our adjusted annual operating income from $10.3 million in 2011 to $19.2 million in 2012. For the year ended December 31, 2012, our net income was $3.9 million on revenues of $363.5 million compared to a net loss of $11.6 million on revenues of $388.1 million for the same period of 2011. For the six months ended June 30, 2013, our net income was $2.2 million on revenues of $176.3 million compared to net income of $1.8 million on revenues of $183.9 million for the same period of 2012.

        On August 15, 2013, we sold certain assets used to support our intermodal drayage services, which involve moving containers from a port to an immediate destination or another pick-up location. We received $1,237,400 in exchange for these assets. In addition, the buyer agreed to lease certain revenue equipment previously used for intermodal drayage services. Also, as part of the lease agreement, the buyer has unconditionally guaranteed a residual value on the leased revenue equipment. Our intermodal drayage services operated approximately 125 tractors as of June 30, 2013 and accounted for 6.7% of loaded miles and 5.6% of total revenues for the six months ended June 30, 2013.

Our Industry

Industry Overview

        The U.S. trucking industry is large, fragmented and highly competitive. According to the ATA, the U.S. trucking industry generated approximately $642 billion in revenues, including private carrier revenues, in 2012, and accounted for approximately 81% of all domestic spending on freight transportation. In general, the trucking industry can be divided into two distinct segments: "for-hire" carriers, including truckload and less-than-truckload carriers; and "private" carriers, which are shipper-owned company fleets. The ATA forecasts that U.S. domestic trucking industry revenues will increase to approximately $1,055 billion by 2024, an average annual increase of 4.2%. On a tonnage basis, approximately 68.5% of all freight transported in the United States in 2012 was transported by truck, and the ATA expects this share to increase to 70.8% by 2024.

        Truckload carriers, such as our company, typically utilize a driver, tractor and 53-foot trailer to transport a full load of freight from origin to destination without intermediate sorting and handling. Truckload carriers can generally transport up to 40,000 pounds per load and typically calculate rates based on the number of miles required for delivery, the type of freight hauled, lane-specific factors and other variables. According to the ATA, for-hire truckload carrier revenues totaled $297 billion in 2012, representing 37.5% of all domestic transportation revenues. The ATA expects that for-hire truckload carrier revenues will grow to $516 billion by 2024, representing an average annual increase of 4.7% from 2012, and will account for 39.6% of total domestic transportation revenues by 2024, representing a 2.1% increase in market share as compared to 2012.

        Truckload transportation is a highly fragmented and competitive industry with no dominant participant. There are thousands of truckload carriers in the United States, most of which operate fewer than 100 trucks. The 20 largest for-hire truckload transportation companies are estimated to constitute approximately 6.1% of the total for-hire truckload market in the United States, according to 2012 revenue data published by Transport Topics. We compete primarily with other for-hire truckload carriers and, to a lesser extent, with private truckload carriers, railroads, third-party logistics providers and other transportation companies. The principal means of competition within the for-hire truckload industry are quality of service, breadth of service offering, the ability to provide capacity and price.

        The following ATA charts show revenues by mode within the domestic freight transportation industry in 2012 and illustrate the significant fragmentation of the for-hire truckload industry in 2012.

U.S. Freight Transportation Revenues by Mode, 2012	U.S. For-Hire Truckload Revenues, 2012

        The following chart shows seasonally-adjusted truck tonnage, as reported by the ATA from 2003 to 2013.

        Demand for truckload services in the United States is primarily driven by the health of the overall economy, particularly consumer demand and manufacturing output. Supply is dictated by the number of trucks and drivers available within the market. Freight rates fluctuate as a result of varying supply and demand within specific regional markets. We believe that the following are key factors affecting demand and supply within the truckload industry.

Key Factors Affecting Demand Environment

  •
  U.S. economy continues to expand.  Since the 2008-2009 U.S. recession, general economic conditions in the U.S. have slowly improved. Freight volumes generally increase with economic expansion. Continued expansion of the U.S. economy should result in an increase in overall U.S. freight volumes while any deterioration of the economic environment may have a negative impact on freight volumes. Additionally, certain U.S. companies have initiated "near-shoring" practices, including relocating manufacturing operations to the U.S. and Mexico to position manufacturing operations closer to the end users of goods. We believe the near-shoring trend should increase U.S. freight volumes.

  •
  Demand growing for integrated logistics services and supply chain visibility.  We believe companies continue to seek integrated transportation and logistics providers that can serve as a single point of contact for multiple logistics needs. We believe shippers will continue to consolidate their vendor bases to improve operational efficiencies and increase supply chain visibility. Further, we believe transportation and logistics providers with broad geographic coverage, significant fleet size, technology-enabled solutions, robust safety and regulatory compliance practices and the ability to provide multiple services are best-positioned to gain market share from smaller providers.

  •
  Demand increasing for value-added services.  As specialization in the transportation and logistics industry continues, shippers are increasingly demanding value-added services, including those we offer, such as solo operations, dedicated truckload, expedited team, trailer-on-flat-car, regional truckload and freight brokerage. As the benefits of value-added services are recognized by shippers, we expect that shippers will continue to seek providers of value-added services to enable shippers to reduce costs, receive improved customer service and focus on their core competencies.

Key Factors Affecting Supply Environment

  •
  Availability of Class 8 truck drivers.  The trucking industry has historically experienced substantial difficulty attracting and retaining qualified drivers. Many truckload drivers are required to spend significant amounts of time away from home, must meet increasingly stringent health standards and achieve higher pay scales only with significant tenure. As a result, the ATA estimates that the truckload industry currently has a shortage of approximately 25,000 drivers. This shortage is expected to rise to approximately 240,000 drivers by 2022 due to the aging driver population and regulatory constraints. Carriers with effective recruiting and retention programs and competitive compensation and benefits, such as our company, should be in a superior position to mitigate potential effects from further deterioration of the available driver pool.

  •
  Size and age of Class 8 tractor fleets.  Lower truck tonnage and freight rates caused by the 2008-2009 U.S. recession led to a significant number of truckload carrier bankruptcies and fleet reductions in 2009 and 2010. These factors as well as new emissions standards and a challenging credit environment caused sales of new tractors to decrease during the 2007 to 2010 period, as shown in the chart below. As a result, the effective age of Class 8 tractors in the U.S. increased from 5.7 years in 2006 to 6.6 years in 2012, according to ACT Research. Cumulatively, ACT Research estimates that the trucking industry lost approximately 10% of tractor capacity from 2007 to 2011. The number of tractors available remains below pre-recession levels. As a result, truckload companies with larger, newer fleets will have competitive and operational advantages in a recovering market.

  •
  Increasingly restrictive regulatory environment.  The U.S. trucking industry is regulated by various government agencies, most notably the FMCSA. The CSA program initiated in 2010 requires trucking companies to monitor, document and report various safety metrics so that shippers can evaluate the safety of individual carriers. The FMCSA has also recently mandated more restrictive hours-of-service rules and implementation of e-logs to avoid potential falsification of records. These regulations can be burdensome, particularly for smaller carriers with narrower asset bases over which to spread their costs. In addition, many carriers may lose operating flexibility and productivity, thereby effectively reducing industry capacity.

  •
  Increasing barriers to entry.  Historically, barriers to entry in the truckload industry have been low due to affordable equipment, limited facility requirements, lack of technological innovation and readily available financing. As a result, the industry largely has consisted of fleets with fewer than 100 tractors, according to the FMCSA. In recent years, however, we believe barriers to entry have increased substantially due to rising tractor prices resulting from more stringent EPA emissions standards, increasing health and benefit costs for drivers, required investments in technology and more rigorous lending standards. This environment should favor well-capitalized carriers, such as ours, with advanced technology and stable customer bases.

        The following chart shows historical Class 8 vehicles sold annually and average Class 8 fleet age, as reported by ACT Research from 2003 to 2012.

Our Competitive Strengths

        We believe that the following principles distinguish us from many of our competitors and enable us to compete effectively:

Recruit, train and retain exceptional talent and management

        We believe that the depth of our highly talented, energetic and committed employee pool is one of our key competitive strengths. The addition of Scott Arves as our CEO was a key element of an extensive rebuilding of our talent base with a seasoned, professional and results-oriented management team. Prior to joining us in 2006, Mr. Arves spent 27 years with Schneider National, one of the nation's largest for-hire truckload carriers, where he was responsible for managing a $3 billion truckload and intermodal business that employed approximately 20,000 people. In addition, Mr. Klein's promotion to COO established a strong financial-oriented operations leader who, together with Mr. Arves, has been instrumental in our success. We have built a team of professional managers with proven track records of success and abilities to deliver results. Our executives have extensive transportation and logistics experience with leading companies such as UPS, JB Hunt, Best Buy, Home Depot, Echo Global Logistics and Yellow Roadway. Our eight-person senior management team possesses a combined 175-plus years of transportation and logistics experience. This leadership team has improved our operational execution, revenue growth and customer service. As a result of the talent and vision of our leadership team, we have clarified our strategy, attracted talent to execute this strategy, standardized our processes, streamlined our operations and established a culture of discipline and accountability.

Pursue continuous improvements in operations and execution

        Our management team has built an organization focused on continuous improvement in our operations and execution. We have worked aggressively to build a company culture with a strategy, vision and purpose that provides a roadmap for our employees to succeed in their positions. In particular, we believe our process-driven operations result in consistent execution and lower operating costs through increased efficiency, higher on-time delivery rates and fewer errors. We created this process-driven operating strategy based on five key components, which we refer to as our "cornerstones":

  •
  Provide an excellent customer experience;

  •
  Focus on sales and customer service to create demand for our services that frequently exceeds our capacity, enabling us to pursue the most attractive freight and optimally load our equipment;

  •
  Improve the profitability of freight through effective yield management;

  •
  Continually improve processes that enable us to deliver exceptional results; and

  •
  Continue to drive to a low cost, high-value position in the industry.

        As a result of executing this operating strategy over the last six years, we have cultivated a strong culture that serves as the foundation of and driving force behind sustainable operating enhancements. Since the beginning of 2006, our annual operating ratio improved by 370 basis points and our annual adjusted operating ratio improved by approximately 450 basis points. The consistent execution of these cornerstones enables us to achieve industry-leading customer service, safety and driver retention.

Capitalize on potential acquisition opportunities

        The transportation and logistics industry is large and highly fragmented, thereby providing significant opportunities to pursue strategic acquisitions. Our scalable platform and infrastructure, experienced management team and ability to identify, execute and integrate acquisitions provide us with a competitive strength when seeking potential acquisition candidates. We believe that we currently have the infrastructure in place to pursue our growth goals, which include geographic expansion and the introduction of new or enhanced service offerings (particularly regional and dedicated truckload services, brokerage activities and intermodal services). Furthermore, our strengthened capital position following this offering provides additional acquisition capabilities. Our management team is deeply experienced at identifying, integrating and improving the performance of acquired businesses. Our CEO, Scott Arves, has worked on the integration of five trucking acquisitions of various sizes during his career. Other members of our senior management team are equally experienced with acquisitions, bringing expertise gained through a total of 25 additional transactions. The success of our team was demonstrated by our recent acquisition and integration of Southern Cal, one of the largest asset-based truckload acquisitions in our industry based on announced acquisition price completed during the last five years. Following our acquisition of Southern Cal in 2011, we improved its adjusted operating ratio by approximately 1,066 basis points in the next six fiscal quarters (before it was integrated into our existing operations in the fall of 2012) through the application of our five operating cornerstones. We believe our experience with this acquisition, our ability to apply our operating cornerstones to acquired businesses and our cultural emphasis on execution position us to successfully acquire and integrate targets.

Deliver a broad suite of services with high-quality customer service

        We offer a broad integrated suite of dry-van truckload services to address customers' various transportation needs, including solo, team, regional, dedicated, intermodal and brokerage services. This diversified offering enables us to compete more effectively as customers continue to seek transportation providers that offer a broader range of services, allowing them to streamline their transportation management. Our customer base consists principally of Fortune 1000 medium-volume shippers that we believe are often underserved and that have a wide variety of shipping needs, value our ability to provide comprehensive truckload solutions and require high-quality execution. Our breadth of services helps diversify our customer base, creates cross-selling opportunities and strengthens relationships by deepening our integration with our customers' supply chains. For example, nine of our top ten customers used at least three of our services in 2012. Our customers have expressed their satisfaction with our services by honoring us with multiple supplier and vendor awards. In fact, we have a strong history of being recognized annually by customers with various awards, including Supplier Excellence Awards from 3M and PPG Industries in 2012 and Logistics Management's "Quest for Quality" award in 2011, regarded as one of the most prestigious awards given for customer satisfaction and performance excellence within our industry.

Recruit and retain drivers

        We believe that driver recruitment and retention is a core operating strength. Our experienced, non-union drivers are critical to our operating model. We recruit and retain drivers by offering attractive compensation and benefit packages, modern equipment, professional driver management and comprehensive training. We estimate that our total compensation for drivers ranks in the top decile of the truckload industry. We provide our drivers with modern, reliable equipment with attractive features, including sleeper bunks, large cabins, air-ride suspensions and anti-lock brakes. Our company-tractors are equipped with communications technology that enables drivers to receive load-related information, directions, pay information, fueling recommendations and e-mail access. We believe our convenient service center locations, modern equipment and substantial regional and dedicated operations help us recruit and retain superior drivers. We focus on driver retention to reduce recruitment cost, improve customer service and maintain high tractor utilization. In addition, experienced drivers tend to have fewer accidents, thereby lowering insurance claims. Our dry-van truckload operations had a driver turnover rate of 73% for 2012, compared to an industry average of 98% over the same period, according to the ATA. We believe our driver-friendly culture and total compensation in the top decile of the truckload industry will be an increasing competitive strength as the availability of drivers decreases in the future.

Optimize high-quality asset base

        We have a modern, technology-enabled fleet that enables us to efficiently execute our process-driven operations and to consistently deliver high-quality services. We operate a fleet of approximately 1,300 company tractors with an average age of approximately 2.3 years (compared to the industry average of 6.6 years as of 2012, according to ACT Research), which are equipped with the latest in-cab communication and other technologies designed to increase productivity, lower costs and enhance safety, and we utilize approximately 300 independent contractors for a total fleet size of approximately 1,600 tractors. Our fleet also includes approximately 4,500 trailers which have an average age of 4.8 years (compared to an industry average of 8.3 years). We believe the investment in a newer tractor and trailer fleet improves service, controls fuel costs, reduces maintenance costs and provides flexibility to manage capital expenditures as warranted by economic conditions without negatively impacting the business. The 12 terminals in our network are strategically located across our areas of operation, enabling us to deliver a broad range of services to all of our customers while increasing driver quality of life and retention. Because our terminals are strategically located, we can perform approximately 80% of required maintenance in our own facilities, take advantage of bulk fuel pricing, more closely monitor compliance with safety standards and provide safe parking for our drivers. Our custom-developed information technology platform ties together our fleet, back-office and customers, processing orders, optimizing schedules, dispatching loads, monitoring loads in transit and providing real-time data on profitability. Our network of 12 terminals and back-office support functions can support significantly larger operations and the integration of acquisitions with minimal incremental investment.

Our Growth Strategy

        We have demonstrated the ability to grow our customer base, improve profitability and integrate a sizeable acquisition despite the 2008-2009 U.S. recession, an excess supply of tractors and a capital-constrained operating environment. Since 2006, our primary operating objectives have focused on improving our bottom line and adding services, which improved our annual operating ratio from 98.4% in 2005 to 94.7% in 2012 and our adjusted operating ratio from 97.6% in 2005 to 93.1% in 2012. Our goals going forward are to grow our revenues, capture market share, increase our profitability and generate attractive returns on capital. We believe that the processes and procedures established by our management team throughout the organization, our talented workforce, trucking industry trends and our increased financial flexibility following this offering will enable us to continue our earnings growth. We intend to pursue growth through the following initiatives:

Expand relationships with existing customers

        A major component of our growth plan is to gain a larger share of our customers' transportation budgets and increase the number of our services utilized by our customers. In addition, our sales team has been focused on cross-selling our expanded service offering. Since the acquisition of Southern Cal in January 2011, the number of our customers using multiple service offerings has increased by 36%. By increasing freight volumes and density in our system, we also benefit from better utilization and efficiency, thereby improving our financial performance. We intend to continue to expand our cross-selling efforts across our customer base, with particular focus on what we believe will be higher growth areas—dedicated and regional services:

  •
  Expand dedicated service offering—We expect demand for dedicated transportation to grow as more shippers:

  •
  Outsource non-core activities, such as truckload transportation, in order to avoid onerous regulatory standards, more stringent safety requirements, driver recruiting challenges and more expensive equipment requirements;

    •
    Minimize their exposure to the volatility in the transportation spot market, which is driven by increased freight demand as the economy improves, the exit of truckload providers who lack scale, the growing shortage of drivers and the rising cost of truck ownership and maintenance; and

    •
    Become increasingly concerned about capacity shortages.

  •
  Expand regional service offering—Regional operations provide significant opportunities for us due to:

  •
  Less competition from smaller operators than in long-haul markets in which services tend to be more commoditized due to the larger number of competitors;

  •
  Lower driver pay and easier recruitment due to a better lifestyle for drivers who are able to spend more time at home; and

  •
  Profitable freight contracts supported by people, processes and sophisticated technologies that enable us to run highly-efficient regional networks.

    Specifically, we intend to expand our existing Southeast, Midwest and Ohio regional operations by continuing to target new customer freight in these regions. We also continue to evaluate other regions for potential entry.

Add new customers

        We are well-positioned to grow by attracting new customers. During 2012 we added 75 new customers that collectively contributed over $31 million in revenues. As we have grown, we have developed a broader base of services, which has enabled us to provide a more comprehensive solution to prospective customers. We believe our larger size and broader service offering relative to smaller competitors and increased financial strength as a result of this offering will enable us to accelerate our growth. Also, we have significantly improved the quality and increased the size of our sales team; from 2006 to 2013, we added eight salespeople, increasing the total from seven to 15. With our expanded suite of services, our reputation for quality and safety and our larger and more qualified sales team, we have improved our positioning with prospective customers to be their "one-stop" dry-van truckload transportation services provider.

Continue to focus on operational improvements

        We are an execution-oriented company, and we believe that operational excellence has been critical to our success. Since the addition of Scott Arves and his management team, we have completed a number of operational improvements that have streamlined our cost structure, improved operating efficiency and enhanced our margins. We also have invested in the people necessary to lead continuous improvement initiatives that instill these disciplines as part of our culture. In order to capitalize on these improvements and enhance our competitive position, we continue to implement additional initiatives, including:

  •
  Increasing our ability to attract new freight and capture higher-quality revenues by refining our customer bid response process;

  •
  Driving yield improvement by diversifying our customer and freight mix, improving equipment utilization and increasing our average revenues per loaded mile;

  •
  Standardizing processes and applying continuous improvement disciplines to achieve more efficient utilization of our tractors, trailers and drivers' available hours of service;

  •
  Improving customer service and increasing operational efficiencies throughout our customer-facing functions;

  •
  Continuing to foster accountability and cost discipline;

  •
  Managing the flow of our tractor capacity through our network to balance freight flows and reduce deadhead miles; and

  •
  Improving driver satisfaction to enhance performance and reduce attrition costs.

Selectively pursue acquisitions

        We seek to identify complementary acquisition targets that can be purchased at attractive valuations. We believe that, due to the highly-fragmented nature of the U.S. truckload market, significantly increased operating costs and a population of aging owners of truckload carriers without a succession plan in place, there is an abundance of potential acquisition targets. We also believe our management team is highly experienced in successfully completing and integrating significant acquisitions, such as our acquisition of Southern Cal. We believe we can improve the culture and performance of acquired entities as part of our company and that the opportunities we provide for target companies and their employees make us an acquirer-of-choice. The ideal targets for these transactions offer experienced, trained drivers, opportunities for geographical expansion (as we currently have a limited presence in the Western and mid-Atlantic U.S.), additional services (particularly regional and dedicated truckload services, brokerage activities and intermodal services), limited customer overlap, relatively modern equipment and non-unionized labor. We are confident there are, and will continue to be, opportunities to acquire companies at valuations that will be accretive to earnings and provide a greater return on invested capital than organic fleet expansion. Our current infrastructure is scalable and can support the additional freight volume provided by acquisitions. The deleveraging of our balance sheet as a result of this offering will position us to selectively pursue more acquisitions.

Operations

Transportation Services

        We offer a broad suite of services, anchored by our core linehaul operations and strengthened by our regional, dedicated, intermodal and brokerage services. We seek to build strong relationships with customers that value high-quality service. We also are focused on cross-selling additional services to increase our importance to core customers. We believe our portfolio of services is broader than the service offerings of many of our competitors of similar size.

        Our core service offering is for-hire dry-van cargo transportation. Our 53-foot dry-van trailers are used to carry a wide range of non-perishable goods for customers doing business in many different industries located in the U.S. and Mexico. Our international operations into Mexico generated approximately 9.8% of our solo and team revenues in 2012. We believe our cross-border services make us one of the larger providers of international movements into and out of Mexico. We also believe that our strategically located terminal and our experience with the language, culture and border-crossing requirements provides a competitive strength in the international trucking market place. We have a strong safety record and excel at complex freight solutions, including hazardous materials handling and protect-from-freeze freight. In the past two years, we have expanded several of our services, including dedicated, team and intermodal services. These offerings, in addition to our regional offering, are expected to be key drivers of our growth.

        Solo.    The majority of our tractors are operated by a single driver (as opposed to a team, discussed next). At June 30, 2013, we operated approximately 885 tractors through solo services and our average length of haul was approximately 600 miles. Our solo services also include the transportation of customers' cargo to and from the Mexican border. This cargo is transported in a trailer to the Mexican border where the trailer is delivered to another carrier for delivery and reloading inside Mexico. We also pick up trailers at the border loaded with freight from Mexico and deliver the freight within the United States. Our Mexican-border services differentiate us from many of our peers. Solo services accounted for 50.3% of loaded miles and 49.5% of total revenues for the six months ended June 30, 2013.

        Team.    We believe we are one of the largest team truckload providers in the U.S. At June 30, 2013, we operated approximately 165 tractors through our team operations and our average length of haul was 1,550 miles. Our team operations focus on expedited shipping, special projects (for example, time-sensitive seasonal or holiday shipments), high-value shipments and closed-loop runs. Teams are able to move cargo more quickly over long distances because they can drive more hours than solo drivers, alternating between drivers in accordance with hours-of-service regulations. Our team operations accounted for 19.7% of loaded miles and 16.6% of total revenues for the six months ended June 30, 2013.

        Regional.    We provide short- and medium-haul transportation through our regional operations. At June 30, 2013, we operated approximately 165 tractors through our regional services and our average length of haul was 425 miles. We have identified regional services as a key potential growth area. The industry is moving toward shorter lengths of haul as a result of customers reducing the lengths of their supply chains. We believe this trend will increase demand for regional services and enable us to increase the number of geographies served by our regional services.

        Currently, our regional truckload operations are focused on three regions: the Midwest (centered on Minneapolis), Ohio (centered on Columbus) and the Southeast (centered on Atlanta). Our regional services are supported by our network of regional terminals and maintenance facilities, which are strategically located throughout the Midwest, Ohio and the Southeast. We continue to evaluate other regions for potential entry in the near future. We believe this expansion will significantly grow the size of our regional offerings in the next five years.

        Regional services generate higher revenues per mile due to shorter length of haul. This business attracts less competition from small carriers because profitability in regional services requires the development of tight networks of customers to produce high asset utilization rates. Small carriers often lack the systems or sales force to effectively compete for this business. The regional model also enables drivers to be home more often, which typically facilitates easier driver recruiting. As a result, driver compensation is lower than for team and solo services, improving the profitability of the offering. Our regional operations accounted for 7.2% of loaded miles and 7.5% of total revenues for the six months ended June 30, 2013.

        Dedicated.    Through our dedicated services, we contractually agree to provide tractors, trailers and drivers to haul freight for a single customer. We provide both solo and team services to our dedicated customers. This service can be a supplement to a customer's private fleet, act as part of a private fleet conversion or provide a custom-designed transportation solution for a customer's particular need. At June 30, 2013, we operated approximately 205 tractors through our dedicated service offering.

        We believe that the dedicated service business will be a significant driver of our growth over the next five years. We believe that demand will increase for dedicated service as more customers with private fleets abandon those operations in light of higher regulatory costs and driver shortages. Customers who have not used third-party fleets or dedicated service in the past are more likely to consider this option in order to have guaranteed access to shipping capacity at a predictable price.

        Customers that buy dedicated services generally experience improved service levels, receive more effective service for needs that are complex (including specialized equipment or difficult-to-service routes) and obtain capacity certainty. Use of dedicated services increases when capacity is tight, a situation which is expected to intensify due to industry trends.

        Dedicated service business is attractive to us because the exclusivity of the contracts provides predictable routes and revenues, making driver recruitment and retention easier. Dedicated services accounted for 16.1% of loaded miles and 14.2% of total revenues for the six months ended June 30, 2013.

        Intermodal.    Our primary intermodal offering includes trailer-on-flat-car and container-on-flat-car operations, in which we transport customers' freight to or from rail heads as part of a longer haul provided by the railroads. We have contracts with domestic and foreign railroads focusing on longer-length-of-haul operations throughout the U.S. Intermodal operations accounted for 4.0% of total revenues for the six months ended June 30, 2013.

        Brokerage.    We also have a small, but growing, brokerage operation through which we contract with third-party trucking companies to haul our customers' cargo. Freight brokerage supplements our capacity and creates flexibility for our customers' surge needs. We have identified brokerage as an area of potential growth, which should complement our asset-based business. We intend to build and develop this business both organically and through acquisitions. Brokerage services accounted for 2.6% of total revenues for the six months ended June 30, 2013.

Sales

        Our sales team is responsible for achieving freight volume growth by expanding our relationships with existing customers and establishing relationships with new customers. We are focused on driving growth from our existing customers by increasing the volume of freight we ship for them and cross-selling our expanded suite of services, such as our regional and dedicated services. Our sales force also has the responsibility of developing a continuous stream of potential new customer relationships. Adding new customers not only expands our customer base but also helps us build lane density, minimize deadhead miles and upgrade the quality of freight, including our yield per shipment. We believe the efforts of our sales team have been aided by the expansion of our service offerings, our increased scale and a consistent focus on providing high-quality service. In our sales efforts, we endeavor to focus on the value provided by our services rather than price.

        Over the last 18 months, we have successfully captured significant new freight volumes from 11 of our top 25 customers totaling approximately $15.6 million in revenues. Over this same period, we added 75 new client relationships, representing over $31 million of revenues in 2012. All of these expanded and new relationships have added profitable revenues that have, in part, replaced less profitable freight. These successes also underscore the benefits derived from the Southern Cal acquisition, which broadened our service offerings and operational scope and enhanced our future sales efforts.

        We also routinely compete for business by participating in requests for proposals, or RFPs, from a variety of potential customers. These RFPs typically solicit bids for larger numbers of shipments for one- to two-year periods. The ultimate winner enters into a contractual arrangement that specifies service levels and price. A majority of our new customer relationships are initiated by an RFP process where price is an important factor. Consistent with industry practice, these contracts do not guarantee customer shipment volumes or truck availability by us (other than for dedicated contracts).

        In the last six years, we have expanded and upgraded our sales team as part of our focus on generating excess demand by revamping and expanding the sales team to 15 salespeople currently from seven salespeople in 2006. We have focused on hiring experienced salespeople. Current team members have an average of over 20 years of experience. Our salespeople are trained to sell all of our services. Each salesperson has certain geographic responsibilities and national accounts. We support our salespeople with a customer relationship management system that enables them to track our new business opportunities, sales efforts and sales completion.

        Our external sales efforts are supported by our customer service function. We have 34 customer service representatives located primarily at our Eagan, Minnesota and Birmingham, Alabama facilities as well as on-site at several of our largest customers. Our customer service representatives manage our on-going customer relationships, taking new orders for service and providing an interface with our customers. Most customer service representatives are organized by service offering, while some representatives are part of a dedicated customer service team. A centralized pricing group supports both our sales team and our customer service representatives by providing uniform pricing decisions on significant orders based on market conditions or contract terms entered in the system. Pay for our sales personnel is determined by a combination of company profitability and individual performance.

Customers

        At all levels of our organization, we seek to develop long-term customer relationships by providing value-added, customized solutions for our customers. While we serve a diverse set of customers across North America, most of our revenues are generated from Fortune 1000 medium-volume shippers, which we believe are generally underserved by our larger truckload competitors and value our customer service focus. Our customers typically have time-sensitive shipments, geographically dispersed locations and multiple shipping needs, requiring transportation providers with wide-ranging operating networks, multiple service offerings and modern information technology systems.

        We target customers that are able to generate high transportation volumes in the geographic markets within which we compete, allowing us to build significant lane density with predictable volumes. Consistent with industry practice, our typical customer contracts (other than dedicated contracts) do not guarantee shipment volumes by our customers or truck availability by us. To provide predictable volumes for our geographic markets without fixed volume commitments, we establish relationships with multiple customers who have high volumes of shipments in each of our geographic markets. This affords us and our customers some flexibility to negotiate rates up or down in response to changes in freight demand and industry-wide truck capacity.

        We serve over 750 customers across a variety of end markets, with no customer accounting for more than 9.4% of year-to-date 2013 revenues and no industry sector accounting for more than 30% of 2013 revenues. Over the past three years, we have consistently increased the diversity of our customer base, as revenues generated from our top ten customers have declined from 66.4% in 2010 to 44.8% in 2013 as of June 30. The charts below show the breakdown of year-to-date 2013 total revenues from our top 50 customers by industry as well as revenues generated from our top ten customers in each of the years 2008-2012 and for 2013 as of June 30.

 Year-to-Date 2013 Revenues From Top 50 Customers
By Industry

        Throughout our history, we have been recognized for our service quality, high levels of customer satisfaction and commitment to safety through numerous customer and industry awards. In 2012, we received Supplier Excellence Awards from 3M and PPG Industries. These achievements evidence our value proposition and allow us to attract and serve a large and stable customer base featuring Fortune 1000 and other leading companies. In 2011, we were named the number one dry freight truckload provider in Logistics Management's "Quest for Quality." This recognition was based on the results of surveys collected from 4,575 logistics and supply chain decision makers.

Information Technology

        Our information technology platform integrates and streamlines our operations. We adopt new information technology tools once their value has been established. We utilize a series of sophisticated management and operational tools designed to improve operational efficiency, provide a high level of customer service, improve driver quality of life and retention and reduce costs. Some of our tools were developed in-house while others were acquired from third parties. The systems were designed to facilitate growth and to support continuous process and operating improvement. As a result, the tools are flexible and scalable, allowing us to add new customers or integrate acquisitions with minimal additional investment. We have robust disaster recovery capabilities for our information technology systems, including real-time offsite redundancy systems. We regularly test our ability to run our technology systems using our recovery systems.

        Our information technology platform can be disaggregated into the following five system groups, which are interrelated and represent the platform's core capabilities.

System Group	Purpose
Truckload Management System	Provide high-quality customer service and operating efficiency

Network Optimization Tools	Reduce empty miles and optimize freight distribution

Driver Communication and Coordination Tools	Increase productivity and enhance driver retention

Customer Service and Access Via the Web	Satisfy customer needs and enable customers to track services

Safety Tools	Maintain excellent safety record and reduce costs

Truckload Management System

        We believe that our Truckload Management System, or TMS, is a strategic advantage. Our TMS is a custom-developed, sophisticated suite of applications that coordinates our operational order processing steps and integrates our in-cab, back-office and vendor-supplied systems. It is maintained by in-house information technology staff, which enhances our ability to remain nimble in response to new technologies, new customer requirements and productivity improvement opportunities. Our TMS combines business intelligence tools, lane, customer and profitability analytical capabilities, integration expertise and platform scalability to position us for growth. Our TMS allows us to efficiently provide high-quality customer service and operating efficiency on a day-to-day basis.

Network Optimization Tools

        We use a robust suite of tools to optimize our complex transportation network. There is a large number of constantly changing variables and constraints confronting our operations at any given time. Our network optimization tools handle processing orders, optimizing schedules, dispatching loads and monitoring loads in transit, among many other tasks. This system is a crucial part of our ability to operate profitably, reduce empty miles and optimize freight distribution.

Driver Communication and Coordination Tools

        All of our company trucks and the majority of our independent contractors' trucks are equipped with the latest in-cab communication systems, which improve driver productivity and safety awareness and allow for improved training, enhanced quality of life and more-timely billing. Our in-cab communication systems allow for electronic on-board recording and for training videos to be streamed to the cab. We utilize electronic scorecards, enabled by these systems, to evaluate and manage our drivers. Our systems also have navigation and text-to-voice capabilities. We believe that these systems help us attract and retain high-quality drivers. These tools also help track assets and implement network optimization decisions based on real-time data.

Customer Service and Access Via the Web

        We provide our customers with on-line access to load status information as well as the ability to view and print document images related to customer shipments. Load tracking gives customers instant access to shipment information during transit. Upon delivery, customers receive proof of delivery electronically. These tools, along with sophisticated monitoring and robust electronic integration options, are another part of our focus on lowering costs and increasing quality of service. These systems allow our customers to track and monitor our services as we provide them.

Safety Tools

        We utilize a number of technology-based safety systems to improve the safety of our drivers and protect our customers' freight. All of our company trucks and the majority of our independent contractors' trucks are equipped with e-log systems. Substantially all of our company trucks are equipped with rollover and anti-collision technology, electronically-controlled engines to limit vehicle speed, systems to track and monitor compliance with our safety standards and tools to provide safety training materials directly to our drivers while they are in their trucks. We also utilize driving simulators to provide safety training to our drivers. We believe these safety tools help us provide our customers with safe, consistent and reliable service and allow us to efficiently implement and enforce our safety standards.

Employees and Independent Contractors

        Our people are an important element of our customer-focused business strategy. Employee drivers, independent contractors and non-driver employees regularly interact with customers and are ultimately responsible for customer satisfaction. At June 30, 2013 we had 2,243 non-unionized employees and independent contractors serving customers across the United States and Mexico. Our employees include 1,453 drivers, 8 senior managers, 15 sales and marketing personnel, 64 administrative staff, 60 driver support personnel, 232 operations personnel and 101 maintenance personnel and mechanics. We also utlize approximately 310 independent contractors as drivers. Our employees and independent contractors are not represented by any collective bargaining units. We consider our relationships with our employees and independent contractors to be excellent.

Operations Staff

        Our operations personnel are primarily located in our Eagan, Minnesota and Birmingham, Alabama locations. These locations are typically staffed with business leadership, customer service representatives, fleet managers and planners. The business leader's role is to manage the day-to-day operating performance of the business and to coordinate activities across the broader organization, including working closely with our sales organization and with our other support areas to assure that we meet the service needs of our customers and deliver our operating objectives. Customer service representatives work closely with our customers to coordinate load scheduling, monitor and manage service levels and solicit additional freight opportunities. The customer service representatives also work closely with our sales force to develop new customer opportunities and service existing customer needs. We assign each employee driver and independent contractor to a specific fleet manager. The fleet manager's role is to manage his or her respective drivers, working closely with the rest of the operations team to make sure that the drivers are successful in delivering our customers' freight while meeting the needs of the business as well as those of the individual driver. As part of these responsibilities, the fleet manager communicates work assignments, coordinates driver pay matters, schedules time off, reviews performance, provides day-to-day training, arranges required maintenance and safety inspections and is responsible for the retention and productivity of assigned drivers. Our planners, using sophisticated optimization software, work closely with our customer service representatives and our fleet managers to match drivers with customer load opportunities in a way that meets customer service requirements and driver needs while optimizing the financial performance of our business.

Company Drivers

        The success of a van truckload transportation company is largely a function of the quality of its drivers. We utilize recruiting, selection, training and certification programs, so as to engage and retain, as much as possible, only dedicated individuals with high integrity. Our employee drivers are hired, and independent contractors are approved, in accordance with specific guidelines relating to safety records, prior work history, personal evaluation, accident and driving record verification, drug and alcohol screening and physical examination.

        We believe our convenient service center locations, modern equipment and substantial regional and dedicated operations assist in the recruitment and retention of superior drivers. We provide our drivers with late-model, reliable equipment with standard features, including sleeper bunks, large cabins, air-ride suspensions and anti-lock brakes. Our company tractors are equipped with communications technology that enables drivers to receive load-related information, directions, pay information, fueling recommendations and e-mail access. Our service centers are strategically located to provide services for the driver such as showers, laundry facilities, break rooms, fuel, tractor and trailer maintenance and in-person assistance from service center personnel.

        Our compensation package is structured to compensate drivers on the basis of miles driven and ancillary services performed, with increases in base compensation commensurate with length of service and satisfaction of certain minimum performance criteria. We operate a higher-pay, higher-expectation model, in which we believe drivers are paid in the top decile relative to the truckload industry average. In turn, drivers are expected to perform in a manner which helps us achieve greater profitability. Employee driver benefits include paid vacation days, health insurance and a company-sponsored 401(k) retirement plan. Drivers also are eligible for performance bonuses based on achieving fuel efficiency goals. Team drivers are eligible for performance bonuses based on achieving target mileage goals.

        We estimate our total compensation for employee drivers and independent contractors continues to rank in the top decile of the truckload industry. This attractive level of compensation is an integral part of our overall operating strategy as we seek customers willing to pay a premium for higher-quality service. Higher driver pay and modern tractors attract better drivers, who typically have fewer accidents and reduce operating expenses through lower claims and insurance costs. Higher driver retention rates resulting from competitive pay also enable us to reduce our driver recruitment costs.

        In order to grow, we regularly evaluate changes to the driver's work environment that will improve driver satisfaction and retention. We continue to emphasize competitive pay packages, quality at-home time, technology that enhances the driver experience, "driver-friendly" freight and limited wait times as the principal means to attract and retain our driver workforce. We believe that all of these factors help attract and retain high-quality, loyal drivers who deliver superior services to customers. Our driver turnover rate has historically been well below industry average. For 2012, our van truckload operations had a driver turnover rate of 73%, compared to an industry average of 98% over a comparable period, according to the ATA.

Independent Contractors

        We believe that independent contractors are an important part of our solo operations. Independent contractors provide their own tractors and generally have lower turnover rates than our company drivers. We enter into operating agreements with our independent contractors pursuant to which each of them agrees to furnish a tractor and to transport freight exclusively on our behalf. A small number of independent contractors lease their tractors from us. The agreements with our independent contractors typically have a one-year term and provide payment of fixed compensation for total loaded and empty miles, as well as for performing other ancillary services. Independent contractors must pay all of their own operating expenses and must meet DOT regulatory requirements, as well as safety and other standards established by us. We offer programs to our independent contractors for maintenance services, tires and insurance.

Driver Recruiting

        We use various methods to connect with potential employee drivers and independent contractors and recruit them to join our company. Our advertising spend spans various media, including trucking magazines, newspapers, our website, third-party websites and other Internet sources. In addition, we use direct mail, driver referral programs, truck shows and other venues to reach potential drivers. We have a staff of driver recruiters who take inbound phone calls and online applications as well as make outbound phone calls to prospective driving candidates. These recruiters answer candidates' questions and work to verify that these candidates meet hiring guidelines. We require prospective drivers to have a physical examination and pass drug and alcohol testing that meets or exceeds DOT-mandated testing standards. Once an employee driver candidate has been cleared for hiring or an independent contractor has been approved, the recruiter works closely with each candidate to get him or her scheduled for an orientation program.

Company Fleet and Facilities

        We have a modern fleet and scalable infrastructure in place to accommodate significant growth in our operations with minimal incremental investment. We adopt new technologies for our fleet once their value has been established, including e-logs, communication systems and safety tools. We believe these technologies help improve our fuel efficiency, extend the useful life of our tractors and trailers and enhance driver satisfaction. Our scalable infrastructure includes a network of terminals, maintenance facilities, service centers and drop lots, which provides a presence throughout our areas of operation.

Tractor Fleet Summary

        We have a well-maintained fleet of approximately 1,300 late-model company tractors, with an approximate average age of 2.3 years. All of our company tractors are equipped with the latest in-cab communication systems to enhance communications with our drivers. Tractors in our fleet cost approximately $125,000 and have an average useful life of five years before replacement. At the completion of their useful life, tractors are typically sold or traded in for new tractors.

        We also utilize approximately 175 independent contractor-operated trucks. Independent contractors are utilized through a contract with us to supply one or more tractors and drivers for our use. Independent contractors must pay their own tractor expenses, food, maintenance and driver costs and must satisfy our specified guidelines with respect to safety and equipment specifications. Our standard independent contractor agreement requires our independent contractors to maintain their equipment in a good, safe and roadworthy condition. We do not have any manufacturer or maximum age restrictions regarding equipment used by our independent contractors.

        We have made a significant investment in our fleet, outfitting all of our company tractors with e-logs, which provide a variety of benefits to our drivers and managers. E-logs are replacing paper log books, which are labor intensive and cumbersome. It is more difficult for managers to monitor the accuracy of paper-based driver logs. E-logs also give managers greater visibility into safety and driver efficiency, allowing problems to be identified and addressed. MAP21 mandated that all interstate trucking companies use e-logs by July 2013. At this time, while not required by law, the majority of our independent contractors have voluntarily chosen to utilize e-logs.

Trailer Fleet Summary

        We operate a fleet of approximately 4,500 well-maintained trailers. The average age of our trailer fleet is 4.8 years. On average, a new trailer costs $25,000 and has a typical useful life of 12 years. At the completion of their useful life, trailers are typically sold or traded in for new trailers. We believe the current age and profile of our fleet will allow us to maintain a steady level of capital expenditures to replace and refresh our trailer fleet over the next several years.

Tractor Fleet Summary by Year of Purchase	Trailer Fleet Summary by Year of Purchase

Note: Excludes tractors owned by independent contractors.

Facilities

        Our headquarters are in Eagan, Minnesota, in a modern 70,707-square-foot, leased facility that houses our senior management team, human resources, finance, other administrative staff and our logistics center. We also lease an office in Birmingham, Alabama that primarily supports our regional services operations.

        We have a network of support services, including service centers, drop lots, terminals and maintenance facilities, which collectively facilitate our provision of a broad range of services over a large geographic area. We have 12 terminals across the United States.

Location	Function	Owned/Leased
Laredo, TX	Office & Terminal	Leased
Dallas, TX	Terminal & Maintenance	Leased
Fontana, CA	Terminal	Leased
Grove City, OH	Terminal	Leased
Atlanta, GA	Terminal & Maintenance	Owned
Birmingham, AL	Terminal & Maintenance	Leased
Eagan, MN	Terminal & Maintenance	Owned
Janesville, WI	Terminal & Maintenance	Owned
Kansas City, MO	Terminal & Maintenance	Owned
Mechanicsburg, PA	Terminal & Maintenance	Leased
North Jackson, OH	Terminal & Maintenance	Owned
North Liberty, IA (Iowa City)	Terminal & Maintenance	Owned

        Our service center network provides a number of benefits to us, including improved driver retention and safety and reduced maintenance and fuel costs. Our service centers are strategically located to provide services for our drivers, such as showers, laundry facilities, break rooms, fuel, tractor and trailer maintenance and in-person assistance from service center personnel. Each of our facilities has a dedicated manager who oversees day-to-day operations and monitors cost and operational discipline. Managers are able to communicate with drivers in person more often at our facilities, which eases communication and improves morale. These facilities also serve as locations for in-person training and are safe areas for drivers to occupy when not on the road. We believe these factors all promote driver retention.

Fleet Maintenance

        As part of our focus on cost reduction and reliability, we have a strict maintenance program for our tractor and trailer fleets. We inspect our fleet according to a rigorous schedule in order to maintain fleet quality and compliance. We adhere to established maintenance policies and procedures to better assure that our fleet is properly maintained. Our tractors and trailers are routed to appropriate maintenance facilities at designated mileage intervals for regular maintenance. Extensive maintenance and servicing is performed on our tractors and trailers every 25,000 miles. Approximately 80% of maintenance is completed at our terminals and our other support facilities. On average, we spend 9.8 cents per mile, or approximately $16.6 million per annum, on maintenance. Our maintenance facilities are in strategic locations across our area of operations so as to maintain asset quality and minimize maintenance costs.

Fuel

        Our fuel expense consists primarily of diesel fuel expense for our company tractors and fuel taxes. The primary factors affecting our fuel expense are the cost of diesel fuel, the miles per gallon we realize with our equipment and the number of miles driven by employee drivers. We believe the most effective protection against fuel cost increases is to maintain a fuel-efficient fleet by incorporating fuel efficiency measures, such as slower tractor speeds, engine idle limitations and a reduction of deadhead miles, into our business and to implement an effective fuel surcharge program. We manage our fuel purchasing network to maintain adequate fuel supplies and reduce our fuel costs. In the first half of 2013, we have purchased 34% of our fuel in bulk at seven of our locations across the United States and substantially all of the rest of our fuel through a network of retail truck stops with which we have negotiated volume purchasing discounts. The volumes we purchase at terminals and through the fuel network vary based on procurement costs and other factors. We seek to reduce our fuel costs by routing our drivers to company terminals where fuel costs are generally lower than the cost of fuel available through the retail network. We store fuel in underground storage tanks at our bulk fueling terminals. In response to increases in fuel costs, we utilize a fuel surcharge program to pass on to our customers most of the increases in fuel costs. Shortages of fuel, increases in fuel prices or rationing of petroleum services could have a material adverse effect on our operations and profitability. We have not used derivative instruments as a hedge against higher fuel costs in the past, but continue to evaluate this possibility.

Seasonality

        In the for-hire trucking industry, revenues generally decrease as customers reduce shipments after the winter holiday season and as inclement weather in the North impedes operations. At the same time, operating expenses generally increase, with fuel efficiency declining because of engine idling and harsh weather. Our equipment utilization typically improves substantially between May and September of each year because of the trucking industry's general increases in shipping demand during those months. During September and October, business generally increases as a result of increased retail merchandise shipped in anticipation of the holiday season. From time to time, we also suffer short-term impacts from weather-related events such as blizzards, ice storms, floods, hurricanes and other severe-weather-related issues and natural disasters.

Competition

        We compete in the North American freight transportation services sector, a highly competitive and fragmented market, with thousands of carriers of varying sizes. The 20 largest for-hire truckload transportation companies are estimated to constitute approximately 6.3% of the total for-hire truckload market in the United States, according to 2011 revenue data published by Transport Topics. We compete with a variety of local, regional, national, less-than-truckload and private fleets operated by shippers. To a lesser extent, we also compete with logistics providers, railroads and less-than-truckload carriers. Many of our competitors have greater financial resources, lower costs, larger freight capacity, larger sales and marketing teams and larger client bases than we do.

        The industry is highly competitive based primarily upon service, ability to provide multiple services, availability of capacity and drivers, efficiency and freight rates. We also compete to hire drivers, which has become increasingly difficult following the end of the last U.S. recession. We believe we compete effectively for customers by meeting their equipment needs and by providing high-quality services at fair rates. We believe we successfully compete for drivers by paying competitive rates and offering an attractive work environment.

        Market conditions have created challenges for many smaller truckload carriers, many of whom we believe lack access to capital and have aging fleets, which contributes to rising costs. We believe we have been able to capture market share both from our acquisition of Southern Cal as well as our ability to obtain a greater portion of select customers' shipping budgets by cross-selling our product offerings. We believe we are well-positioned to capitalize on this environment due to our relatively large scale, scope of services, reputation for quality and fleet size. Importantly, we believe we should also benefit from improving conditions when freight demand increases or truckload capacity decreases (or both).

Risk Management and Insurance

        We are committed to managing our risk exposure to allow us to provide safe, consistent and secure service to our customers. We dedicate personnel and resources toward safety and regulatory compliance. We require prospective drivers to have a physical examination and pass drug and alcohol testing that meets or exceeds DOT-mandated testing standards. We also conduct periodic drug testing of our drivers. We conduct extensive orientation, including defensive driving and safety skills training for the drivers. We regularly communicate with our drivers and other personnel regarding our safety standards. We also regularly conduct safety training. Additionally, our drivers are monitored for compliance with our safety standards and we recognize our drivers for achieving safe driving records. Historically, we have averaged less than 0.6 DOT-reportable accidents per million miles compared to the industry average of approximately 1.02 DOT-reportable accidents per million miles.

        We utilize our technology systems to assist us in managing risks associated with our business. We regulate the speed of our company tractors to a maximum of 62 miles per hour for our solo operations and 68 miles per hour for our team operations. Our adopted speed limits are below the limits established by statute in many states. We believe our adopted speed limits reduce the frequency and severity of accidents, enhance fuel efficiency and reduce maintenance expenses when compared to operating without imposed speed limits. Additionally, all of our trucks are equipped with e-log systems, and substantially all of our trucks are equipped with rollover and anti-collision technology and in-cab communication systems to track compliance with our safety standards and provide in-cab safety training materials.

        We self-insure for a significant portion of our claims exposure and related expenses. We currently maintain several types of insurance, which generally have the following self-insured retention amounts, maximum benefits per claim and other limitations:

  •
  Automobile liability, general liability and excess liability—$50 million of coverage per occurrence, subject to a $500,000 per-occurrence deductible.

  •
  Cargo damage and loss—Most of our customer contracts have specified maximum cargo liabilities ranging from $100,000 to $500,000. Notwithstanding this, we maintain cargo insurance policies with a $3 million per-occurrence limit, subject to a $500,000 per-occurrence deductible. We also have put in place cargo "buy-down" policies for specific customers with high value or

    "theft attractive" freight. The per-occurrence, self-insured retention on these specific policies is $100,000.

  •
  Property and catastrophic physical damage—$18.5 million limits for the properties and amounts ranging from $1.0 million to $7.5 million, depending on the amount of revenue equipment located at the service centers, for vehicle damage, excluding over-the-road exposures, subject to a $10,000 self-insured retention.

  •
  Workers' compensation / Employer's liability—statutory coverage limits; employer's liability of $1 million bodily injury by accident and disease, subject to a $350,000 self-insured retention for each accident or disease.

        While under dispatch and furthering our business, our independent contractors are covered by our liability coverage and self-insurance retentions. However, each independent contractor is responsible for physical damage to his or her own equipment, occupational accident coverage, liability exposure while the truck is used for purposes not related to our business, and, in the case of fleet operators, any applicable workers' compensation requirements for their employees.

Litigation

        We are subject to routine litigation incidental to our business, including primarily employment-related claims and claims for personal injury and property damage incurred in the transportation of freight. We believe these claims to be routine and immaterial to our long-term financial prospects, but adverse results of one or more of these claims could have a material adverse effect in the near term on our financial condition, results of operations or cash flow.

Regulation

        Our operations are regulated and licensed by various government agencies in the United States, Mexico and Canada. Our drivers must comply with the safety and fitness regulations of the DOT, including those relating to drug- and alcohol-testing and hours-of-service. Weight and equipment dimensions also are subject to government regulations. We also may become subject to new or more restrictive regulations relating to fuel emissions, drivers' hours-of-service, driver eligibility requirements, on-board reporting of operations, ergonomics and other matters affecting safety or operating methods. Other agencies, such as the Environmental Protection Agency, or EPA, and the Department of Homeland Security, also regulate our equipment, operations and drivers.

        The DOT, through FMCSA, imposes safety and fitness regulations on us and our drivers. In December 2011, FMCSA released its final rule on hours-of-service, which retained the current 11-hour daily driving time limit, reduced the maximum number of hours a driver can work within a week from 82 hours to 70 hours and expanded the 34-hour restart provision to require any restart period to include two consecutive nighttime periods from 1:00 a.m. to 5:00 a.m. Additionally, the final rule limits the number of consecutive driving hours a driver can work to eight hours before requiring the driver to take a 30-minute break. Interstate motor carriers and drivers were required to comply with the final hours-of-service rule by July 1, 2013.

        In 2010, FMCSA introduced a new enforcement and compliance model that will rank both fleets and individual drivers on seven categories of safety-related data and will eventually replace the current Safety Status measurement system, or SafeStat. The seven categories of safety-related data, known as Behavioral Analysis Safety Improvement Categories, or BASICs, include Unsafe Driving, Hours-of-Service, Driver Fitness, Controlled Substances and Alcohol, Vehicle Maintenance, Cargo-Related and Crash Indicator. In 2012, CSA modified several BASICs categories by moving certain violations previously classified within the Cargo-Related category to the Vehicle Maintenance category and simultaneously renamed the Cargo-Related category to the Hazardous Materials Compliance category, which identifies hazardous material related safety and compliance problems. The new measurements expand the current methodology for determining a carrier's DOT safety rating. Certain BASICs information has been published and made available to carriers and the public. Based on these publicly disclosed results, our CSA rankings score us at an acceptable level in these safety-related categories, although these scores are preliminary and are subject to change by FMCSA. Although certain BASICs information has been made available to carriers and the public, the SafeStat measurement system remains in effect. We currently have a "satisfactory" SafeStat DOT rating, which is the best available rating under the current safety rating scale. FMCSA also is considering additional revisions to the rating system and the safety labels assigned to motor carriers evaluated by the DOT. Under a revised rating system, our safety rating could be evaluated more regularly and reflect a more in-depth assessment of safety-based violations.

        On July 6, 2012, the President signed into law MAP21. Included in MAP21 is a provision that mandates electronic logging devices in commercial motor vehicles. The provision tasks the Secretary of Transportation with issuing regulations to require the use of electronic logging devices for the purpose of recording hours-of-service in commercial motor vehicles. During 2012, FMCSA published a Supplemental Notice of Proposed Rulemaking announcing its plan to proceed with the Electronic On-Board Recorders and Hours of Service Supporting Documents rulemaking. As noted under the heading "Company Fleet and Facilities" above, we have already installed in-cab communication systems in our company tractors, which include electronic logging devices, in conjunction with our efforts to improve efficiency and communications with our drivers.

        In the aftermath of the September 11, 2001 terrorist attacks, federal, state and municipal authorities implemented and continue to implement various security measures on large trucks, including checkpoints and travel restrictions. The Transportation Security Administration, or TSA, has adopted regulations that require a determination by the TSA that each driver who applies for or renews his or her license for carrying hazardous materials is not a security threat.

        We are subject to various environmental laws and regulations dealing with the hauling and handling of hazardous materials, fuel storage tanks, emissions from our vehicles and facilities, engine-idling, discharge and retention of storm water and other environmental matters that involve inherent environmental risks. We have instituted programs to monitor and mitigate environmental risks and maintain compliance with applicable environmental laws. As part of our safety and risk management program, we periodically perform internal environmental reviews. We believe that our operations are in substantial compliance with current laws and regulations and do not know of any existing environmental condition that would reasonably be expected to have a material adverse effect on our business or results of operations.

        We maintain bulk fuel storage and fuel islands at many of our terminals. We also have vehicle maintenance, repair and washing operations at some of our facilities. Our operations involve the risks of fuel spillage or seepage, discharge of contaminants, environmental damage and hazardous waste disposal, among others. We would be responsible for the clean-up of any releases caused by our operations or business, and in the past we have been responsible for the costs of clean-up of cargo and diesel fuel spills caused by traffic accidents or other events. We transport environmentally hazardous materials. If we are found to be in violation of applicable laws or regulations, we could be subject to liabilities, including substantial fines or penalties or civil and criminal liability.

        The EPA adopted emissions control regulations that require progressive reductions in exhaust emissions from diesel engines manufactured on or after October 1, 2002. More stringent reductions became effective on January 1, 2007 for engines manufactured on or after that date, and further reductions became effective on January 1, 2010. Compliance with the regulations has increased the cost of our new tractors and operating expenses while reducing fuel economy. In October 2010, the DOT's National Highway Traffic Safety Administration, or NHTSA, and the EPA proposed regulations that regulate fuel efficiency and greenhouse gas emissions. On November 14, 2011, the NHTSA and the EPA finalized regulations that regulate fuel efficiency and greenhouse gas emissions beginning in 2014 through 2018. In the state of California, the California Air Resources Board has adopted its own regulations, including requiring new performance requirements for diesel trucks, with targets to be met between 2011 and 2023, implementing its own trailer regulations, which require all 53-foot or longer box-type trailers (dry vans and refrigerated vans) that operate at least some of the time in California (no matter where they are registered) to meet specific aerodynamic efficiency requirements when operating in California and requiring operators to register California-based refrigerated trailers with the California Air Resources Board. Additionally, beginning January 1, 2010, 2011 model year and newer 53-foot or longer box-type trailers subject to the California regulations were required to be either SmartWay certified or equipped with low-rolling, resistance tires and retrofitted with SmartWay-approved, aerodynamic technologies. Beginning December 31, 2012, pre-2011 model year 53-foot or longer box-type trailers (with the exception of certain 2003 to 2008 refrigerated van trailers) must meet the same requirements as 2011 model year and newer trailers or have prepared and submitted a compliance plan, based on fleet size, that allows them to phase in their compliance over time. Compliance requirements for 2003 to 2008 refrigerated van trailers will be phased in between 2017 and 2019. Federal and state lawmakers also have proposed potential limits on carbon emissions under a variety of climate-change proposals, including certain states and municipalities which continue to restrict the locations and amount of time where diesel-powered tractors, such as ours, may idle, in order to reduce exhaust emissions.

        In addition, increasing efforts to control emissions of greenhouse gases are likely to have an impact on us. The EPA has announced a finding relating to greenhouse gas emissions that may result in promulgation of greenhouse gas air quality standards. Federal and state lawmakers are also considering a variety of climate-change proposals. New greenhouse gas regulations could increase the cost of new tractors, impair productivity and increase our operating expenses.

        Tax and other regulatory authorities have, in the past, sought to assert that independent contractor drivers in the trucking business are employees rather than independent contractors. Federal legislators have introduced legislation in the past to make it easier for tax and other authorities to reclassify independent contractor drivers as employees, including legislation to increase recordkeeping requirements for those using independent contractor drivers and to heighten the penalties of employers who misclassify their employees and are found to have violated employees' overtime and/or wage requirements. Additionally, federal legislators have sought to abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a long-standing, recognized practice. If our independent contractors are determined to be our employees, we would incur additional exposure under federal and state tax, workers' compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholding.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors:

Name	Age	Position
Scott C. Arves	57	President and Chief Executive Officer and Director*
Keith R. Klein	50	Executive Vice President and Chief Operating Officer*
Mark J. Emmen	49	Vice President and Chief Financial Officer*
Van Zandt Hawn	68	Director and Non-Executive Chairman+
Joseph M. Heinen	40	Director+
Michael J. Paxton	67	Director+

*
Named executive officer.
+
"Independent" within the meaning of the NASDAQ listing standards.

        The following are biographical summaries of the experience of our executive officers and directors:

Name	Biographical Summary
Scott C. Arves	Mr. Arves has held the position of President and Chief Executive Officer of Transport America since January 2007. Mr. Arves joined our board of directors in January 2007, pursuant to his employment agreement. See "Executive Compensation" for a discussion of additional terms of Mr. Arves' employment agreement. Prior to joining us, Mr. Arves had a 27-year career with Schneider National, Inc., where he most recently served as President of the Transportation Sector from May 2000 to June 2006. In that capacity, he was President of Schneider and was responsible for all of Schneider's trucking and intermodal business, which was a $3 billion business employing approximately 20,000 people. Additionally, Mr. Arves has served as a Director of Commercial Vehicle Group, Inc. since July 2005 and has served as the chair of its Nominating and Governance committee since May 2012. He also sits on the Executive Committee of the American Trucking Association. Mr. Arves holds a bachelor's degree in Industrial Engineering from the University of Wisconsin—Madison.
We believe Mr. Arves' qualifications to serve as our director include his lengthy experience as a senior operating executive in our industry.

Name	Biographical Summary
Keith R. Klein	Mr. Klein has held the position of Executive Vice President and Chief Operating Officer of Transport America since March 2006. Mr. Klein previously served as Transport America's Chief Financial Officer from July 1999 to March 2006 and as its Chief Information Officer from March 2001 to March 2006. Throughout his career, Mr. Klein has been involved with the integration of five acquisitions. Prior to joining Transport America, Mr. Klein owned a financial consulting firm, served as Vice President and Corporate Controller at Deluxe Corporation, and worked for Deloitte and Touche USA LLP as a public accountant. Mr. Klein has sat on the Board of Directors for the Minnesota Trucking Association since 2001, acting as Chairman during 2009-2011. He has testified before Congress on behalf of the trucking industry on several occasions. Mr. Klein holds a bachelor's degree from Creighton University, is a CPA in the states of Minnesota and Illinois, and holds an MBA degree from the Carlson School of Management at the University of Minnesota.
Mark J. Emmen
Mr. Emmen has held the position of Vice President and Chief Financial Officer at Transport America since March 2006. Mr. Emmen has been with Transport America since November 2002 and held various senior financial roles before moving into the CFO position. From 1999 to November 2002, he was Vice President Finance / Controller for an Internet start-up organization involved in the healthcare supply procurement market. From 1991 to 1999, Mr. Emmen held various roles with Carlson Companies, the latest being Divisional CFO for Carlson Worldchoice Travel based in Glasgow, Scotland. Mr. Emmen started his professional career at PricewaterhouseCoopers where he worked as a public accountant from 1987 to 1991. Mr. Emmen holds a bachelor's degree in accounting from St. Cloud University, is a CPA in the state of Minnesota, and holds an MBA degree from the University of Minnesota's Carlson School of Management
Van Zandt Hawn
Mr. Hawn joined our board of directors in February 2006. Since 1989, Mr. Hawn has been an officer, director and stockholder of GHJ&M. GHJ&M is the sponsor of Marathon Fund Limited Partnership V, a private equity investment fund which controls Transport Investors, the controlling shareholder of the issuer. Mr. Hawn was an officer of Piper Jaffray & Hopwood Incorporated, an investment banking firm, from 1979 to 1989, and from 1971 to 1979 he was an Associate at the New York law firm of Davis Polk & Wardwell. He is a graduate of Williams College and the University of Virginia Law School.

We believe Mr. Hawn's qualifications to serve as our director include his financial and legal acumen and broad experience as a private equity investor overseeing operating companies, including Transport America.

Name	Biographical Summary
Joseph M. Heinen	Mr. Heinen joined our board of directors in February 2006. Mr. Heinen is a Managing Director at GHJ&M. Mr. Heinen joined GHJ&M in 2001 and has been closely involved in the investment activities of the firm, serving on the board of directors of portfolio companies and working with portfolio company management teams. Mr. Heinen currently serves on the boards of GHJ&M portfolio companies Mid Valley Industries and Imperial Plastics. Mr. Heinen started his career at Towers Perrin as a business consultant after graduating from Knox College. In 1997, he joined the Corporate Development group of Arthur Andersen LLP and spent three years as a merger and acquisition consultant.
We believe Mr. Heinen's qualifications to serve as our director include his financial and transactional experience as a private equity firm executive.
Michael J. Paxton
Mr. Paxton joined our board of directors in February 2006. Mr. Paxton has served as the Founder of MJP Growth Advisors, a business advisory company, since 2012. He served as our Chairman, President and Chief Executive Officer from 2001 until 2007. He previously served as President and CEO of Sunbeam Health and Safety Company from 1998 until 2001 and as Chairman, President and CEO of O-Cedar Brands, Inc. from 1996 until 1998. From 2009 to 2012, he served as President and CEO of Chamilia, LLC, an international designer and wholesaler of fashionable, personalized jewelry and currently serves as a member of the Board of Directors of Foster Farms Corporation, Azteca Foods, Inc., Gemini, Inc. and XATA Corporation. He holds a Bachelors of Business Administration and Masters in Business Administration from the University of Cincinnati and is a Trustee of the University of Cincinnati Foundation.
We believe Mr. Paxton's qualifications to serve as our director include his broad experience as CEO and director of other public and private companies, as well as his knowledge of our industry.

        We intend to add at least one independent director upon the completion of this offering.

Director Independence

        Our board of directors has reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, our board of directors has determined that, with the exception of Mr. Arves, all of the directors are "independent directors" as defined by Rule 5605(a)(2) of the NASDAQ Listing Rules.

Board Committees

        Our board of directors has established an audit committee and a compensation committee. The charters of these committees will be posted on our website upon the completion of this offering. Our website is not part of this prospectus.

        The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

        Among other matters, our audit committee:

  •
  oversees the processes for ensuring the quality and integrity of our consolidated financial statements, our accounting and financial reporting processes and other financial information;

  •
  selects a qualified firm to serve as the independent auditor to audit our financial statements;

  •
  develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

  •
  reviews related party transactions;

  •
  receives a written statement annually from the auditor delineating all relationships between the auditor and us; and

  •
  approves and pre-approves all audit and all permissible non-audit services to be performed by the independent auditor.

        Upon completion of this offering, the audit committee will consist of            ,             and            . Prior to the consummation of this offering, our board of directors will adopt a written charter under which the audit committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and NASDAQ, will be available on our website.

        Each of the members of our audit committee upon the completion of this offering meets the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. Our board of directors has determined that            is an audit committee financial expert, as defined under the applicable rules of the SEC. Upon the completion of this offering, each member of our audit committee will satisfy the general NASDAQ independence standards and the independence standards of Rule 10A-3(b)(1) under the Exchange Act.

Compensation Committee

        Among other things, our compensation committee:

  •
  assists the board of directors in fulfilling its responsibilities relating to oversight of the compensation of our directors and executive officers;

  •
  administers our incentive and equity-based compensation programs;

  •
  reviews and recommends to our board of directors compensation plans, policies and programs; and

  •
  reviews, approves and determines, or makes recommendations to our board of directors regarding, the compensation of our executive officers.

        Upon completion of this offering, the compensation committee will consist of            ,             and            . Prior to the consummation of this offering, our board of directors will adopt a written charter under which the compensation committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and NASDAQ, will be available on our website. Upon the completion of this offering, each member of our compensation committee will satisfy the general NASDAQ independence standards and the independence standards of Rule 10C-1(b)(1) under the Exchange Act.

Code of Business Conduct and Ethics

        Upon completion of this offering, our board of directors will have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other principal executive and senior financial officers.

Compensation Committee Interlocks and Insider Participation

        No member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Non-Employee Director Compensation

        The following table provides information regarding the compensation paid to our non-employee directors during 2012. Other than as set forth in the table, we did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to any of our non-employee directors in 2012. Mr. Arves, our President and CEO, receives no compensation for his service as a director and, consequently, is not included in this table. The compensation received by Mr. Arves as an employee during 2012 is presented in the Summary Compensation Table elsewhere in "Management."

Director Compensation

Name	Fees earned or paid in cash ($)	Total ($)
Van Zandt Hawn	—	—
Joseph M. Heinen	—	—
Michael J. Paxton	100,000	100,000

        Prior to this offering, we had not implemented a formal policy with respect to the compensation payable to our non-employee directors for service on our board of directors and had not paid any compensation to our non-employee directors for service on our board of directors other than the $100,000 annual fee paid to Mr. Paxton. Following this offering, Mr. Paxton will no longer receive the $100,000 annual fee. Following this offering, we intend to review our director compensation policies and may adopt a formal policy pursuant to which our non-employee directors, including Mr. Paxton, will be eligible to receive equity awards and annual cash retainers as compensation for service on our board of directors and its committees.

EXECUTIVE COMPENSATION

        The executive compensation and compensation practices described in this prospectus reflect our executive compensation and compensation practices as a privately-held company prior to this offering. Following this offering, our compensation committee with the advice of a compensation consultant will review and evaluate our executive compensation practices against comparable public companies in order to formulate executive compensation policies and practices, including equity compensation, as appropriate for our operating strategy and a public company.

Summary Compensation Table

        The following table provides information regarding the compensation earned during the last completed fiscal year by our (1) principal executive officer and (2) our next two highest compensated executive officers other than the principal executive officer, whom we collectively refer to as our "named executive officers" elsewhere in this prospectus.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
Scott C. Arves President and Chief Executive Officer	2012	465,000	264,000	18,168	747,168
Keith R. Klein Executive Vice President and Chief Operating Officer	2012	314,000	118,800	22,900	455,700
Mark J. Emmen Vice President and Chief Financial Officer	2012	205,000	61,600	23,894	290,494

(1)
Amounts shown represent cash incentive compensation earned for 2012, and paid during 2013, based on the achievement of certain performance goals, as described in detail in the section below entitled "Management Incentive Program."

(2)
Amounts shown for all individuals include an automobile allowance, a company match contribution under our 401(k) Plan and supplemental long-term disability insurance paid by us on behalf of each named executive officer. The amount shown for Mr. Arves also includes life insurance paid by us on his behalf. The amounts shown for Mr. Klein and Mr. Emmen include payments made for accrued but unused personal leave time.

Employment Agreements with Our Named Executive Officers

        Scott C. Arves.    We entered into an employment agreement, effective November 20, 2006, with Mr. Arves for the position of president and chief executive officer. Mr. Arves currently receives a base salary of $465,000, which is subject to annual upward adjustment at the discretion of our board of directors. Mr. Arves is also eligible for incentive compensation, which is targeted at $300,000 and is subject to the program as described in the section below entitled "Management Incentive Program." Mr. Arves also currently receives an automobile benefit in the amount of $1,250 per month. Mr. Arves is eligible to participate in our employee benefit plans, subject to the terms of those plans.

        Keith R. Klein.    We entered into an employment agreement, on January 6, 2006, with Mr. Klein for the position of executive vice president and chief operating officer. Mr. Klein currently receives a base salary of $314,000, which is subject to annual upward adjustment at the discretion of our board of directors. Mr. Klein is also eligible for incentive compensation which is targeted at $130,000 and is subject to the program as described in the section below entitled "Management Incentive Program." Mr. Klein also currently receives an automobile benefit in the amount of $1,000 per month. Mr. Klein is eligible to participate in our employee benefit plans, subject to the terms of those plans.

        Mark J. Emmen.    We entered into an employment agreement, on January 6, 2006, with Mr. Emmen for the position of vice president. Mr. Emmen currently receives a base salary of $205,000, which is subject to annual upward adjustment at the discretion of our board of directors. Mr. Emmen is also eligible for incentive compensation which is targeted at $70,000 and is subject to the program as described in the section below entitled "Management Incentive Program." Mr. Emmen also currently receives an automobile benefit in the amount of $1,000 per month. Mr. Emmen is eligible to participate in our employee benefit plans, subject to the terms of those plans.

        These employment agreements also contain provisions that provide for certain payments and benefits in the event of an involuntary termination of employment. In addition, the named executive officers may be entitled to accelerated vesting of their outstanding and unvested awards in certain circumstances. The information below describes certain compensation that may become due payable as a result of certain events. These payments and benefits are in addition to benefits available generally to salaried employees, including distributions under our 401(k) Plan, accrued benefits under our health and welfare plans and arrangements and vacation pay or other accrued benefits under our medical and dental insurance plans that are not generally described.

Involuntary termination of employment

        Pursuant to their employment agreements, each named executive officer is eligible to receive certain payments and benefits in the event his employment is terminated by us without "cause" (as defined in his employment agreement) or in the event he terminates his employment with "good reason" (as defined in his employment agreement). Upon the timely execution of a general release of claims, each named executive officer is eligible to receive the following payments and benefits:

  •
  12 months (or 9 months in the case of Mr. Emmen) of base salary continuation;

  •
  a single lump payment in the amount equal to the cost of COBRA premiums otherwise payable by him for the period of the severance payments; and

  •
  $10,000 in outplacement services.

Definitions

        For purposes of each of the employment agreements with the named executive officers, "cause" means:

  •
  the named executive officer's willful and material misconduct (including, without limitation, fraud and embezzlement or gross neglect of his duties as an officer or employee of ours);

  •
  conviction of the named executive officer of a gross misdemeanor which, in the judgment of our board of directors, adversely affected, adversely affects or may adversely affect our business, or conviction of the named executive officer of a felony; or

  •
  the named executive officer's willful and material breach of his employment agreement or any policy of ours that has been expressly approved by our board of directors.

        For purposes of the each of the employment agreements with the named executive officers, "good reason" means:

  •
  a diminution in the named executive officer's responsibilities from responsibilities consistent with his position or the assignment to him of duties inconsistent with his position;

  •
  the removal of the named executive officer from his position;

  •
  a decrease in the named executive officer's base salary below the amounts specified in his employment agreement or a material diminution in the employee benefits provided to him;

  •
  a decrease in the amount of the named executive officer's targeted incentive compensation;

  •
  an involuntary relocation of where the named executive officer performs his principal duties for us to a new location that is outside a radius of 50 miles from our current principal place of business at Eagan, Minnesota; or

  •
  a material breach by us of the provisions of the named executive officer's employment agreement.

Management Incentive Program

        We have a management incentive program which is established annually and approved by our board of directors. The program is based on EBIT targets, which may be adjusted for one-time or other unusual items occurring during the year. Each eligible participant, including our named executive officers, has a target bonus which is paid in the following year (usually prior to March 15) if targets are achieved, The program pays 75% of the target bonus upon achievement of 75% of the EBIT target and pays a maximum of 125% of the target bonus upon achievement of 125% of the EBIT target. In 2012, we achieved 88% of targeted EBIT and paid 88% of the targeted bonus to participants in the program.

Outstanding Equity Awards at December 31, 2012

        The following table sets forth information concerning the outstanding equity awards held by each of the named executive officers as of December 31, 2012.

Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Scott C. Arves	—		—
Keith R. Klein	—		—
Mark J. Emmen	200	$

(1)
Represents shares of phantom stock issued under our Amended and Restated Phantom Stock Plan, or our Phantom Stock Plan. Pursuant to the terms of our Phantom Stock Plan, each share of phantom stock shall vest in full upon the occurrence of a capital event. Pursuant to the terms of our Phantom Stock Plan, a capital event is defined as the dissolution or liquidation of our company, a sale of all our outstanding stock or all or substantially all of our assets, a reorganization, merger, or consolidation of our company into another company whereby the existing shareholders of our company beneficially own less than 50% of the new company, or the sale or disposition of common stock which results in our current shareholders (Transport Investors, LLC, Kenneth R. Adams, Kenneth R. Adams 2010 Three Year Trust and Philip G. DeSimone, which we refer to collectively as the Shareholders) beneficially owning less than 50% of the outstanding shares of common stock.

(2)
There was no public market for our common stock at December 31, 2012. We have estimated the market value of the unvested stock awards assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus. Upon vesting, each share of phantom stock confers on the holder the right to receive cash equal to the excess of (a) the transaction value of one share of our common stock on the date of vesting over (b) the grant price of the phantom stock as determined by our board of directors and set forth in the applicable phantom stock agreement.

Phantom Stock Plan

        Our Phantom Stock Plan was adopted by our board of directors in April 2006 and amended and restated in July 2013. Pursuant to our Phantom Stock Plan, our board of directors, or a committee of our board of directors, may grant up to 4,395 shares of phantom stock to any employee, officer, consultant, independent contractor or director of the company, including our named executive officers. Phantom stock is not common stock or any other class of security. Each share of phantom stock confers on the holder, upon vesting, the right to receive cash equal to the excess of (a) the transaction value of one share of our common stock on the date of vesting over (b) the grant price of the phantom stock as determined by our board of directors and set forth in the applicable phantom stock agreement. As appropriate, the transaction value of a share of common stock shall equal (a) the amount of cash plus the fair market value of any non-cash consideration to be received per share of common stock by the shareholders upon the occurrence of a capital event, or (b) the sale price per share received by the Shareholders in a transaction that results in their beneficially owning less than 50% of our outstanding shares of common stock. Each share of phantom stock shall vest in full upon the occurrence of a capital event. Pursuant to the terms of our Phantom Stock Plan, a capital event is defined as the dissolution or liquidation of our company, a sale of all our outstanding stock or all or substantially all of our assets, or a reorganization, merger, or consolidation of our company into another company whereby the existing shareholders of our company beneficially own less than 50% of the new company. The offering made by this prospectus is not a capital event. Accordingly, the phantom stock awards that have been made will not vest by reason of the completion of this offering. The vesting of the phantom stock awards would result in compensation expense, which could be material to the results of operation to the quarter or year in which vesting, if any, occurs.

2013 Stock and Incentive Plan

        Our 2013 Stock and Incentive Plan, or our 2013 Plan, was adopted by our board of directors and our shareholders in July 2013 and will become effective immediately prior to this offering. Generally, any employee, officer, director, consultant, independent contractor or advisor providing services to us or our affiliates is eligible to receive awards under the 2013 Plan. Under our 2013 Plan, our compensation committee may issue multiple types of equity instruments such as stock options, including incentive stock options, restricted stock, stock units and other stock-based awards, including stock appreciation rights. Our 2013 Plan generally prohibits options and stock appreciation rights from being priced at less than fair market value and requires shareholder approval for re-pricing of "underwater" options or stock appreciation rights. It also provides for one aggregate share reserve for all equity awards, and it has an annual maximum of $                for bonuses denominated in cash paid to our named executive officers. Subject to the terms of our 2013 Plan, no participant in our 2013 Plan may be granted any award or awards denominated in shares, for more than            shares, in the aggregate in any calendar year. No awards have been granted under our 2013 Plan.

        Authorized Shares.    The maximum aggregate number of shares issuable under our 2013 Plan is             shares of our common stock. Our 2013 Plan prohibits "net" share counting.

        Plan Administration.    Our compensation committee is designated as the body responsible for administering our 2013 Plan, and generally has broad authority to determine the recipients of awards and the terms of conditions of awards, subject to the provisions of our 2013 Plan. In the case of awards intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of Internal Revenue Code of 1986, as amended, or the Code, the compensation committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Code.

        Stock Options.    Our compensation committee may grant incentive and non-statutory stock options under our 2013 Plan, subject to the provisions of our 2013 Plan. The exercise price of such options must equal at least the fair market value of our common stock on the date of grant; provided, however, that our compensation committee may designate a purchase price below fair market value on the date of grant if the option is granted in substitution for a stock option previously granted by an entity that is acquired by or merged with us or our affiliates. The term of an incentive stock option may not exceed 10 years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of our affiliates, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. Our Compensation Committee will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to our compensation committee, as well as other types of consideration permitted by applicable law. Subject to the provisions of our 2013 Plan, our compensation committee will determine the remaining terms of the options. The specific terms of any grant of stock options will be set forth in an award agreement between us and the recipient.

        Stock Appreciation Rights.    Stock appreciation rights may be granted under our 2013 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2013 Plan, our compensation committee determines the terms of stock appreciation rights, including when such rights become exercisable and the methods of settlement, except that the per share base price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant; provided, however, that our compensation committee may designate a grant price below fair market value on the date of grant if the stock appreciation right is granted in substitution for a stock appreciation right previously granted by an entity that is acquired by or merged with us or our affiliate. The specific terms of any grant of stock appreciation rights will be set forth in an award agreement between us and the recipient.

        Restricted Stock and Restricted Stock Units.    Restricted stock and restricted stock units may be granted under our 2013 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one share of our common stock. Shares of restricted stock and restricted stock units will vest and the restrictions on such shares or units will lapse, in accordance with terms and conditions established by our compensation committee. Such terms may include, among other things, vesting upon the achievement of specific performance goals determined by our compensation committee and/or continued service to us. Our compensation committee, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms of any grant of restricted stock or restricted stock units will be set forth in an award agreement between us and the recipient.

        Performance Shares and Performance Units.    Performance units and performance shares intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code may be granted under our 2013 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by our compensation committee are achieved or the awards otherwise vest. Our compensation committee will establish performance objectives or other vesting provisions in its discretion, which, depending on the extent to which they are met, will determine the number or value of performance units and performance shares to be paid out to the participant. Our compensation committee may set performance objectives based on company-wide, divisional, business unit or individual goals, including continued employment or service, applicable federal or state securities laws, or any other basis our compensation committee determines, in its discretion. After the grant of a performance unit or performance share award, our compensation committee, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such award. Performance units will have an initial dollar value established by our compensation committee on or before the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. Our compensation committee, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or a combination of both. Performance shares or units that do not vest for any reason will be forfeited by the recipient and will revert to us. The specific terms of any grant of performance units and performance shares will be set forth in an award agreement between us and the recipient.

        Transferability of Awards.    Unless our compensation committee provides otherwise, our 2013 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise such an award during his or her lifetime.

        Certain Adjustments.    In the event of certain changes in our capitalization, to prevent dilution or enlargement of the benefits or potential benefits available under the 2013 Plan, our compensation committee will make adjustments to the number and class of shares that may be delivered under the plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits contained in the 2013 Plan.

        Merger or Change in Control, Dissolution or Liquidation.    Our 2013 Plan provides that in the event of our merger with or into another corporation or other entity or our change in control, as defined under the 2013 Plan, each outstanding award will be treated as determined by our compensation committee. Pursuant to our 2013 Plan, no such action taken by our compensation committee in connection with any such transaction shall be deemed to impair the existing rights of any participant.

        Plan Amendment, Termination.    Our board of directors has the authority to amend, suspend or terminate the 2013 Plan provided such action does not impair the existing rights of any participant. Our 2013 Plan will automatically terminate in 2023, unless we terminate it sooner.

401(k) Plan

        We maintain a 401(k) Plan for eligible employees, including our named executive officers. The 401(k) Plan is intended to qualify under Section 401(k) of the Code, so that contributions to the 401(k) Plan by eligible employees or by us, and the investment earnings thereon, are not taxable to the eligible employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made. Under the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits us to make contributions up to the limits allowed by law on behalf of all eligible employees. Historically, we have matched 25% of the first 4% contributed to the 401(k) Plan by an eligible employee.

Compensation Risk Assessment

        We believe that our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

CERTAIN RELATIONSHIPS AND RELATED PARTY AND OTHER TRANSACTIONS

        In addition to the director and executive officer compensation and agreements discussed above in the sections titled "Management" and "Executive Compensation" and the registration rights described below in the section titled "Description of Capital Stock—Registration Rights," the following is a description of certain relationships and transactions since January 1, 2010 involving our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them.

  •
  In January 2011, we issued a $15,000,000 unsecured subordinated note to Marathon Fund Limited Partnership V, which controls Transport Investors, our controlling shareholder and an affiliate of GHJ&M. Two members of our board of directors, Van Zandt Hawn and Joseph M. Heinen, are owners and employees of GHJ&M. The subordinated note bears interest at a rate of 20.0% per year, of which 11.0% is payable in cash in quarterly installments on each interest payment date, and 9.0% is payable in-kind by adding such interest to the accreted principal amount. The subordinated note matures on July 26, 2017. Since we issued the subordinated note, $19,048,911 has been the largest aggregate amount of principal outstanding and as of July 31, 2013 we have paid $11,750,000 in principal and made $4,194,888 in cash interest payments. At the date of this prospectus, the outstanding principal amount of the subordinated note is $7,563,843, including accreted payment-in-kind interest.

  •
  In each of 2011 and 2012, we paid approximately $200,000 to Skipper Properties, Inc., an entity partially owned by Kenneth R. Adams, a shareholder, as rent and property taxes for the property we lease in Birmingham, Alabama. The lease will terminate on December 31, 2020 according to its terms.

  •
  We acquired Southern Cal in January 2011, and after a post closing adjustment, we paid Kenneth R. Adams $11,824,907.75 and issued 12,511 shares of our common stock to him as well as 8,266 shares of our common stock to the Kenneth R. Adams 2010 Three Year Trust.

  •
  In January 2011, we paid GHJ&M $500,000 in transaction fees related to the acquisition of Southern Cal.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information as of                    , 2013 regarding the beneficial ownership of our common stock immediately prior to this offering and as adjusted to give effect to this offering by:

  •
  each person or group who is known by us to own beneficially more than 5% of our outstanding shares of common stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  other selling shareholders.

        For further information regarding material transactions between us and certain of our shareholders, see "Certain Relationships and Related Party and Other Transactions."

        Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of            are deemed to be outstanding and beneficially owned by the person holding the options or warrants. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on            shares of common stock outstanding and shares of common stock to be outstanding after the completion of this offering, assuming no exercise by the underwriters of their over-allotment option.

        Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the shareholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Transport America, Inc., 1715 Yankee Doodle Road, Eagan, Minnesota 55121.

				Shares of common stock beneficially owned after offering
	Shares of common stock beneficially owned before offering					Assuming over-allotment option exercised in full
			Number of shares of common stock to be sold pursuant to over allotment option	Assuming over-allotment option not exercised
Name and address of beneficial owner	Number	%		Number	%	Number	%
Greater than 5% shareholders:
Entities affiliated with GHJ&M(1)(2)	100,000	79.6%
Kenneth R. Adams	13,804	11.0%
Kenneth R. Adams 2010 Three Year Trust(3)	6,973	5.5%
Directors and named executive officers:
Scott C. Arves(2)
Keith R. Klein(2)
Mark J. Emmen(2)
Van Zandt Hawn(1)	100,000	79.6%
Joseph M. Heinen
Michael J. Paxton(2)
All directors and executive officers as a group (6 persons):(1)(2)	100,000	79.6%
Other selling shareholders:
Philip G. DeSimone	4,900	3.9%

(1)
Shares of common stock are held by Transport Investors, an entity affiliated with GHJ&M. Transport Investors is controlled by Marathon Fund Limited Partnership V ("Marathon Fund V"), which has the ability to elect the management committee of Transport Investors. Miltiades LP is the general partner of Marathon Fund V, with the authority to direct all actions by Marathon Fund V with respect to its ownership of interests in Transport Investors. Voting and investment decisions by Miltiades LP with respect to Marathon Fund V are made by a committee comprised of the following limited partners of Miltiades LP, all of whom are also managing partners or managing directors of GHJ&M: Van Zandt Hawn, Timothy D. Johnson, John L. Morrison, and Michael T. Sweeney. Mr. Hawn, Mr. Johnson, Mr. Morrison and Mr. Sweeney disclaim beneficial ownership with respect to any such shares.

(2)
As of December 31, 2012, Mr. Arves beneficially owned 1.4082% of Transport Investors, Mr. Klein beneficially owned 0.4768% of Transport Investors, Mr. Emmen beneficially owned 0.0993% of Transport Investors and Mr. Paxton beneficially owned 1.7933% of Transport Investors.

(3)
Edwin W. Finch, III is the Trustee of the Kenneth R. Adams 2010 Three Year Trust. Voting and investment decisions with respect to the shares of common stock held by the Kenneth R. Adams 2010 Three Year Trust are made solely by Mr. Finch. Mr. Finch disclaims beneficial ownership with respect to such shares. Mr. Adams has no voting or investment power with respect to such shares. The beneficiaries of the Kenneth R. Adams 2010 Three Year Trust are three adult children of Mr. Adams.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our amended and restated articles of incorporation and amended and restated bylaws as they will be in effect upon the completion of this offering. They may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated articles of incorporation and amended and restated bylaws, copies of which are filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

Capitalization

        Upon the completion of this offering, our amended and restated articles of incorporation will provide that our authorized capital stock will consist of          shares of common stock and          shares of undesignated preferred stock. At that time, we expect to have          shares of common stock and no shares of preferred stock outstanding. As of the date of this prospectus, there were four holders of record of our common stock.

Common Stock

Voting Rights

        Each share of common stock entitles the holder to one vote with respect to each matter presented to our shareholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election of directors and as otherwise provided in our amended and restated articles of incorporation or required by law, the shareholders shall take action by the affirmative vote of the holders of the greater of (i) a majority of the voting power of the shares present and entitled to vote on that item of business or (ii) a majority of the voting power of the minimum number of the shares entitled to vote that would constitute a quorum for the transaction of business at the meeting. In the case of election of directors, all matters to be voted on by our shareholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

        Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. See "Dividend Policy."

Liquidation Rights

        In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or other subscription rights.

Listing

        We have applied to have our common stock listed on NASDAQ under the symbol "TRAM."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                .

Preferred Stock

        Our amended and restated articles of incorporation will provide that we may issue up to            shares of preferred stock in one or more series as may be determined by our board of directors. Our board of directors has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the shareholders:

  •
  the number of shares;

  •
  the designations, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences; and

  •
  any qualifications, limitations or restrictions.

        We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as authorized and unissued shares of common stock, will be available for issuance without action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

        Our board of directors may authorize, without shareholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board of directors has no current intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our board of directors could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock therefore could have the effect of decreasing the market price of our common stock.

        Our board or directors will make any determination to issue such shares based on its judgment as to our best interests of our company and shareholders. We have no current plan to issue any preferred stock after this offering.

Registration Rights

        In January 2011, we entered into a Shareholders' Agreement with Transport Investors, Kenneth R. Adams, Kenneth R. Adams as Trustee of the Kenneth R. Adams 2010 Three-Year Trust and Philip G. DeSimone. Under this agreement, we granted certain registration rights to the holders of all of the shares of our common stock. After the completion of this offering, the holders of approximately            shares of our common stock will continue to hold those certain registration rights.

Piggyback Registration Rights

        In the event that we propose to register any of our securities under the Securities Act, including this offering and any future offering, but excluding the registration of securities (i) to be offered pursuant to a stock option or other employee benefit plan or (ii) relating to an SEC Rule 145 transaction, we are required to include in these registrations all securities with respect to which we have received written requests for inclusion under our Shareholders' Agreement, subject to certain limitations. If the managing underwriter advises us that the number of shares requested to be included in such a registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, we will include in such registration: (i) first, the securities that Transport America proposes to sell; and (ii) second, the securities requested to be included in such registration by the shareholders requesting such registration, pro rata, under the Shareholders' Agreement, unless the managing underwriter advises that the inclusion of any shares might adversely affect the marketability of the offering.

        We are obligated to reimburse the shareholders, whose shares are included in the piggyback registrations described above, for the reasonable fees and disbursements of one law firm chosen by the holder of the holders of a majority of the shares initially requesting such registration.

Anti-takeover Effects of Minnesota Law and Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

        Certain provisions of our amended and restated articles of incorporation and our amended and restated bylaws may make it less likely that our management would be changed or someone would acquire voting control of our company without our board of directors' consent. These provisions may delay, deter or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock.

Preferred Stock

        Our board of directors can at any time, under our amended and restated articles of incorporation, and without shareholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock without shareholder approval could discourage or make more difficult attempts to take control of our company through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of our company from acquiring enough voting shares necessary to take control.

Unanimous Shareholder Written Consent

        The Minnesota Business Corporation Act's Section 302A.441 provides that any action required or permitted to be taken by the shareholders of a corporation may be affected by written consent only if signed, or consented to by authenticated electronic communication, by all of the shareholders entitled to vote on that action. The Minnesota Business Corporation Act does not permit a publicly held company such as ours to opt-out of this unanimous written consent provision.

Special Meetings of Shareholders

        Our amended and restated bylaws provide that special meetings of shareholders may be called only by our board of directors, the Chief Executive Officer or any other person specifically authorized under the Minnesota Business Corporation Act. Under the Minnesota Business Corporation Act, one or more shareholders holding 10% or more of the voting power of all shares entitled to vote may call a special meeting. Special meetings of shareholders called by shareholders for the purpose of considering any action to facilitate a business combination, including any action to affect the composition of the board for that purpose, must be called by shareholders holding 25% or more of the voting power of all shares entitled to vote. Further, business transacted at any special meeting of shareholders is limited to matters relating to the purpose or purposes stated in the notice of the meeting.

Business Combinations

        Several provisions of Minnesota law may deter potential changes in control of us that some shareholders may view as beneficial or that may provide a premium on our stock price.

        Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to any acquisition of our voting stock from a person, other than us and other than in connection with certain mergers and exchanges to which we are a party, that results in the acquiring person owning 20% or more of our voting stock then outstanding. Similar triggering events occur at the one-third and majority ownership levels. Section 302A.671 requires approval of any such acquisition by a majority vote of our disinterested shareholders and a majority vote of all of our shareholders. In general, shares acquired in excess of the applicable percentage threshold in the absence of such approval are denied voting rights and are redeemable at their then fair market value by us during a specified time period.

        Under Section 302A.673 of the Minnesota Business Corporation Act, a shareholder that beneficially owns 10% or more of the voting power of our outstanding shares (an interested shareholder) generally cannot consummate a business combination with us, or any subsidiary of ours, within four years following the time the interested shareholder crosses the 10% stock ownership threshold, unless the business combination is approved by a committee of disinterested members of our board of directors before the time the interested shareholder crosses the 10% stock ownership threshold.

        Section 302A.675 of the Minnesota Business Corporation Act generally prohibits an offeror from acquiring our shares within two years following the offeror's last purchase of our shares pursuant to a takeover offer with respect to that class, unless our shareholders may sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This provision does not apply if the share acquisition is approved by a committee of disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to the earlier takeover offer.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of the offering under this prospectus, we will have approximately                shares of common stock outstanding. Of these shares, the            shares sold in this offering, plus any shares sold upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, except for any shares held by our "affiliates" as that term is defined in Rule 144 under the Securities Act. In general, affiliates include executive officers, directors and 10% shareholders. Shares held by affiliates will remain subject to the resale limitations of Rule 144.

        The remaining shares of common stock outstanding following this offering will be "restricted securities" as that term is defined in Rule 144. We issued and sold these restricted securities in private transactions in reliance on exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for a registration exemption such as one provided by Rule 144 under the Securities Act, summarized below.

        We have agreed with the underwriters that we will not, without the prior written consent of Robert W. Baird & Co. Incorporated and Stifel, Nicolaus & Company, Incorporated (together, the "managing underwriters"), issue any additional shares of common stock or securities convertible into, exercisable for or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, except that we may grant options to purchase shares of common stock under our 2013 Plan and issue shares of common stock upon the exercise of outstanding options.

        Our directors, executive officers and the selling shareholders, who will hold an aggregate of                     shares of common stock upon completion of this offering, assuming no exercise of the over-allotment option, have agreed that they will not, without the prior written consent of the managing underwriters, sell, option, lend or otherwise transfer or dispose of any shares of common stock, or any options, warrants or securities convertible into or exercisable or exchangeable for or that represent the right to receive or derive their value from shares of common stock, or enter into any swap, forward, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, file or approve the filing of any registration statement relating to the offering of any such securities or publicly announce an intention to effect any of these transactions, in each case during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the managing underwriters or in other limited circumstances. These lock-up agreements are subject to such shareholders' rights to transfer their shares of common stock as a bona fide gift or to a trust for the benefit of an immediate family member or to a wholly-owned subsidiary, provided that such donee or transferee agrees in writing to be bound by the terms of the lock-up agreement.

        We have been advised by the managing underwriters that they may in their discretion waive the lock-up agreements but that they have no current intention of releasing any shares subject to a lock-up agreement. The release of any lock-up would be considered case by case. In considering any request to release shares covered by a lock-up agreement, the managing underwriters may consider, among other factors, the particular circumstances surrounding the request, including but not limited to the number of shares requested to be released, market conditions, the possible impact on the market for our common stock, the trading price of our common stock, historical trading volumes of our common stock, the reasons for the request and whether the person seeking the release is one of our officers or directors. No agreement has been made among the managing underwriters and us or any of our shareholders pursuant to which the managing underwriters will waive the lock-up restrictions.

        Taking into account the lock-up agreements, and assuming the managing underwriters do not release shareholders from these agreements, an additional                    of our shares, assuming no exercise of the over-allotment option, will be eligible for sale in the public market subject to volume, manner of sale and other limitations under Rule 144 beginning 180 days after the date of this prospectus.

        In general, under Rule 144, a shareholder who has beneficially owned restricted securities of an issuer that has been subject to the reporting requirements of the Exchange Act for at least six months, and who is not affiliated with the issuer, is entitled to sell an unlimited number of shares of common stock so long as the issuer has satisfied its public information disclosure requirements. In addition, an affiliate of the issuer that has beneficially owned restricted securities for at least six months is entitled to sell, within any three-month period, a number of restricted shares that does not exceed the greater of:

  •
  one percent of the then outstanding number of shares of common stock; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 also are subject to requirements with respect to manner of sale, notice and the availability of current public information about us.

        We intend to file a registration statement under the Securities Act to cover the issuance of shares issuable upon the exercise of options granted, and of shares granted, under our 2013 Plan. As a result, any shares issued or optioned under our 2013 Plan will be freely tradable in the public market.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS

        The following discussion summarizes certain material U.S. federal income tax consequences to a Non-U.S. Holder (as defined below) of the acquisition, ownership and disposition of our common stock. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury Regulations, administrative rulings and judicial decisions as in effect on the date hereof. All such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in different U.S. federal income tax consequences than those discussed herein. There can be no assurance that the Internal Revenue Service, or the IRS, will not take a position contrary to the discussion of the U.S. federal income tax consequences discussed herein or such position will not be sustained by a court.

        The following discussion deals only with Non-U.S. Holders who acquire shares of our common stock in this offering and hold such shares as a capital asset. It does not address all aspects of U.S. federal income tax taxation that may be relevant to particular Non-U.S. Holders in light of their individual circumstances, nor does it address considerations that may be relevant to certain Non-U.S. Holders that are subject to special rules, such as the following:

  •
  controlled foreign corporations;

  •
  passive foreign investment companies;

  •
  corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  banks or other financial institutions, insurance companies, or brokers or dealers in securities or currencies;

  •
  tax-exempt organizations;

  •
  persons in special situations, such as those who have elected to mark securities to market or those who hold securities as part of a hedge, straddle, conversion transaction, risk reduction transaction, constructive sale transaction, synthetic security or other integrated transaction; or

  •
  certain U.S. expatriates.

        The following discussion does not address entities that are classified as partnerships for U.S. federal income tax purposes. If a partnership or other pass-through entity holds our common stock, the tax treatment of a partner or other owner will generally depend on the status of such partner or owner and the activities of the partnership. Partnerships (and other pass-through entities) and their partners (and owners) should consult with their own tax advisors to determine the tax consequences of owning or disposing of our common stock.

        The following discussion also does not address any aspects of the Medicare contribution tax, any U.S. federal estate or gift taxes, any U.S. alternative minimum taxes or any state, local or non-U.S. taxes.

        Potential purchasers are urged to consult their own tax advisors to discuss the tax consequences of acquiring, owning or disposing of our common stock based on their particular situation, including non-income tax consequences and tax consequences under state, local and foreign law.

Non-U.S. Holder

        As used in this discussion, a "Non-U.S. Holder" means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Dividends

        As discussed in the section titled "Dividend Policy" above, we do not currently anticipate paying dividends. In the event that we do make distributions on our common stock, such distributions paid to a Non-U.S. Holder will generally constitute dividends for U.S. federal income tax purposes to the extent they are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess distribution will not be treated as a dividend, but instead will be treated as a tax-free return of the Non-U.S. Holder's investment to the extent of the Non-U.S. Holder's adjusted tax basis in our common stock. Any remaining excess will be treated as capital gain from a sale or disposition of common stock. See "—Gain on Disposition of Common Stock" for additional information.

        The gross amount of dividends paid to a Non-U.S. Holder generally will be subject to U.S. withholding tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder of our common stock that wishes to claim the benefit of an applicable treaty rate for dividends will be required to complete IRS Form W-8BEN (or appropriate substitute form) and certify, under penalty of perjury, that the holder is entitled to an exemption from or a reduction in the rate of withholding of tax under an applicable income tax treaty. Special certification requirements apply to certain Non-U.S. Holders that act as intermediaries (including partnerships). A Non-U.S. Holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

        U.S. withholding tax generally will not apply to dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, and, in cases in which certain tax treaties apply, attributable to a U.S. permanent establishment of the Non-U.S. Holder. Instead, these dividends generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. person, as defined under the Code. Certain IRS certification and disclosure requirements, including delivery of a properly executed IRS Form W-8ECI, must be complied with in order for effectively connected dividends to be exempt from withholding. Any effectively connected dividends received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or any withholding thereof) with respect to gain recognized on a sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, in cases in which certain tax treaties apply, is attributable to a U.S. permanent establishment of the Non-U.S. Holder;

  •
  the Non-U.S. Holder is an individual who is present in the United States for 183 or more days during the taxable year of disposition and meets certain other requirements; or

  •
  we are or have been a "U.S. real property holding corporation," or USRPHC, within the meaning of Section 897(c)(2) of the Code at any time within the five-year period preceding the disposition (or, if shorter, the Non-U.S. Holder's holding period for the common stock).

        Gain recognized on the sale or other disposition of our common stock that is effectively connected with a U.S. trade or business, and, in cases in which certain tax treaties apply, attributable to a U.S. permanent establishment of the Non-U.S. Holder, generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. person, as defined under the Code. Any such effectively connected gain from the sale or disposition of our common stock received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

        An individual Non-U.S. Holder who is present in the U.S. for 183 or more days during the taxable year of disposition generally will be subject to a 30% tax imposed on the gain derived from the sale or disposition of our common stock, which may be offset by U.S. source capital loses realized in the same taxable year.

        We believe that we currently are not a USRPHC, and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes. However, no assurances can be provided in this regard.

Information Reporting and Backup Withholding

        We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to the holder and the tax withheld with respect to the dividends, regardless of whether withholding was required. Copies of the information returns reporting dividends and withholding may be made available by the IRS to the tax authorities in the Non-U.S. Holder's country of residence, organization, or incorporation under the provisions of an applicable income tax treaty.

        The U.S. imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons (currently at a rate of 28%) of the gross amount. Dividends paid to a Non-U.S. Holder will not be subject to backup withholding if proper certification of foreign status (on an IRS Form W-8BEN or other applicable form) is provided, and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person, or if the holder is a corporation or one of several types of entities and organizations that qualify for exemption.

        The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker generally will be subject to information reporting and possible backup withholding unless the Non-U.S. Holder certifies the holder's non-U.S. status under penalties of perjury or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or that the conditions of the asserted exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will generally not be subject to information reporting or backup withholding unless the non-U.S. broker has certain specified connections with the United States (a "U.S. related financial intermediary"). In the case of the payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury Regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to or reason to know the contrary. Holders of our common stock are urged to consult their tax advisors on the application of information reporting and backup withholding in light of their particular circumstances.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability, provided that the required information is furnished timely to the IRS.

Foreign Account Tax Compliance Act

        The recently enacted Foreign Account Tax Compliance Act, or FATCA, will require withholding at a rate of 30% on dividends received on our common stock after June 30, 2014, and on gross proceeds received from the sale or other disposition of our common stock after December 31, 2016, if our common stock is held by or through a "foreign financial institution" (as defined under FATCA), unless the institution enters into an agreement with the U.S. tax authorities to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of the institution (which would include certain equity and debt holders of the institution, as well as certain account holders that are foreign entities with U.S. owners) and certain other requirements are met. An intergovernmental agreement between the United States and an applicable foreign country, or future United States Treasury Regulations, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, common stock held by an investor that is a non-financial foreign entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless the entity either (i) certifies to us that the entity does not have any "substantial United States owners" (as defined under FATCA) or (ii) provides certain information regarding the entity's "substantial United States owners," which we will in turn provide to the Secretary of the Treasury. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. Non-U.S. Holders are encouraged to consult their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

        THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON- U.S. TAX CONSIDERATIONS OF ACQUIRING, OWNING AND DISPOSING OF THE COMMON STOCK.

UNDERWRITING

        Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of our common stock set forth opposite the underwriter's name:

Underwriter	Number of Shares
Robert W. Baird & Co. Incorporated
Stifel, Nicolaus & Company, Incorporated

Total

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until that option is exercised.

        If the underwriters sell more than the total number set forth in the table above, the underwriters have an option to buy up to an additional                        shares from the selling shareholders, which may be deemed to be underwriters, to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase the shares in approximately the same proportion as set forth in the table above.

        The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares from the selling shareholders.

	Per Share		Total
	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by selling shareholders

        In addition, we estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            . We also have agreed to reimburse the underwriters for up to $            for fees incurred by their counsel to make the filing in the FINRA public offering system.

        Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $            per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

        We and our executive officers and directors and the holders of all of our common stock have agreed with the underwriters not to sell, option, lend or otherwise transfer or dispose of any shares of common stock, or any options, warrants or securities convertible into or exercisable or exchangeable for or that represent the right to receive or derive their value from shares of common stock, or enter into any swap, forward, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the managing underwriters or in other limited circumstances. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        Prior to this offering, there has been no public market for the shares. The initial public offering price will be determined by negotiations among us, the selling shareholders and the managing underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of these factors in relation to market valuation of companies in related businesses.

        We have applied to have our common stock listed on NASDAQ under the symbol "TRAM."

        We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

        Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

        Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by exercising their over-allotment option or by purchasing shares in the open market (or both).

        Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option (a naked short position), the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors that purchase in the offering.

        Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presale of the shares.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

        These transactions may be effected on NASDAQ or otherwise and, if commenced, may be discontinued at any time.

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a "relevant member state") and the shares offered by this prospectus, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the "relevant implementation date") an offer of securities to the public may not be made in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this prospectus, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons").

        This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Other Relationships

        The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their businesses for which they may receive customary fees and commissions and reimbursement of expenses.

LEGAL MATTERS

        The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota. Foley & Lardner LLP, Chicago, Illinois, is counsel for the underwriters in connection with this offering.

EXPERTS

        The consolidated financial statements of Transport America, Inc. at December 31, 2012 and 2011, and for each year in the two-year period ended December 31, 2012, appearing in this prospectus have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

        As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with that law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference facilities and the website of the SEC referred to above. We also maintain a website at www.transportamerica.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Transport America, Inc. And Subsidiaries

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Transport America, Inc. and Subsidiaries:

        We have audited the accompanying consolidated balance sheets of Transport America, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transport America, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Minneapolis, Minnesota
April 1, 2013, except for notes 2, 13 and 14, as to which
the date is September 18, 2013.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except per share amounts)

	December 31,
	2011	2012
Assets
Current assets:
Cash and cash equivalents	$—	$—
Trade accounts receivable, net of allowances for doubtful accounts of $810 in 2011 and $825 in 2012	38,480	35,376
Other receivables	7,603	4,041
Operating supplies—inventory	1,248	1,446
Deferred tax asset	9,267	10,324
Prepaid expenses	4,900	4,312

Total current assets	61,498	55,499

Property and equipment:
Land, buildings, and improvements	14,246	14,678
Revenue equipment	206,887	217,747
Other equipment	6,362	7,245

Total property and equipment	227,495	239,670
Less accumulated depreciation	(74,014)	(80,266)

Property and equipment, net	153,481	159,404

Other assets	1,446	1,269
Goodwill	23,207	23,207
Intangibles, net	8,300	7,588

Total assets	$247,932	$246,967

Liabilities and Shareholders' Equity
Current liabilities:
Checks issued in excess of cash balances	$3,257	$2,277
Accounts payable	6,850	6,604
Accrued expenses	23,779	20,000
Current maturities of long-term debt	37,593	34,486
Current maturities of capital lease obligations	1,590	1,606

Total current liabilities	73,069	64,973
Long-term debt, less current maturities	92,673	98,438
Capital lease obligations, less current maturities	3,721	2,108
Related-party subordinated note	16,792	18,355
Revolving credit facility	11,544	4,942
Deferred tax liability	41,825	45,923

Total liabilities	239,624	234,739

Commitments and contingencies (note 12)
Shareholders' equity:
Common stock, $0.01 par value. Authorized, 1,000,000 shares; issued and outstanding, 125,677 and 125,677 shares in 2011 and 2012, respectively	1	1
Additional paid-in capital	16,600	16,600
Retained deficit	(8,293)	(4,373)

Total shareholders' equity	8,308	12,228

Total liabilities and shareholders' equity	$247,932	$246,967

See accompanying notes to consolidated financial statements.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per share amounts)

	Year ended December 31,
	2011	2012
Operating revenues	$388,052	$363,546
Operating expenses:
Salaries, wages, and benefits	120,590	116,015
Fuel, maintenance, and other expenses	119,829	103,506
Purchased transportation	66,126	62,908
Revenue equipment leases	960	865
Depreciation and amortization	36,826	35,414
Insurance, claims, and damage	13,290	9,388
Taxes and licenses	6,186	5,516
Communications	1,747	1,519
Other general and administrative expenses	16,084	14,913
Gain on sale of property and equipment	(3,247)	(5,671)
Impairment of goodwill	9,747	—

Total operating expenses	388,138	344,373

Operating income (loss)	(86)	19,173
Interest expense, net	11,603	12,172

Earnings (loss) before income taxes	(11,689)	7,001
Income tax expense (benefit)	(87)	3,081

Net income (loss)	$(11,602)	$3,920

Basic and diluted earnings (loss) per common share	$(92.94)	$31.19

See accompanying notes to consolidated financial statements.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

(In thousands, except share amounts)

	Common stock
			Additional paid-in capital	Retained earnings (deficit)	Total shareholders' equity
	Shares	Amount
Balance at December 31, 2010	100,000	$1	$10,779	$3,309	$14,089
Issuance of stock in acquisition	25,677	—	5,821	—	5,821
Net loss	—	—	—	(11,602)	(11,602)

Balance at December 31, 2011	125,677	1	16,600	(8,293)	8,308
Net income	—	—	—	3,920	3,920

Balance at December 31, 2012	125,677	$1	$16,600	$(4,373)	$12,228

See accompanying notes to consolidated financial statements.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2011	2012
Operating activities:
Net income (loss)	$(11,602)	$3,920
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	36,826	35,414
Impairment of goodwill	9,747	—
Gain on sale of property and equipment	(3,247)	(5,671)
Payment-in-kind—related-party subordinated note	1,792	1,563
Deferred income taxes	(651)	3,041
Changes in operating assets and liabilities:
Trade accounts receivables	(1,118)	3,104
Other receivables	(3,149)	3,954
Operating supplies—inventory	(294)	(198)
Prepaid expenses	(10)	588
Other assets	402	177
Accounts payable	1,881	(246)
Accrued expenses	629	(3,779)

Net cash provided by operating activities	31,206	41,867

Investing activities:
Purchases of revenue equipment	(46,531)	(37,210)
Purchases of property and other equipment	(1,135)	(1,377)
Proceeds from sales of equipment	9,543	12,774
Acquisitions, net of cash acquired	(14,334)	—

Net cash used in investing activities	(52,457)	(25,813)

Financing activities:
Proceeds from issuance of long-term debt	54,112	35,888
Proceeds from issuance of related-party subordinated note	15,000	—
Principal payments on long-term debt	(59,058)	(44,360)
Proceeds from revolving credit facility	496,147	413,473
Repayments on revolving credit facility	(485,942)	(420,075)
Change in checks issued in excess of cash balances	992	(980)

Net cash provided by (used in) financing activities	21,251	(16,054)

Net decrease in cash	—	—
Cash, beginning of year	—	—

Cash, end of year	$—	$—

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$8,772	$10,152
Taxes	653	360
Supplemental schedule of noncash investing and financing activities:
Lease receivables from disposition of revenue equipment	$273	$392
Revenue equipment purchased with note payable	6,524	9,534
Stock issued in partial consideration for acquisition	5,821	—

See accompanying notes to consolidated financial statements.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011 and 2012

(1) Summary of Significant Accounting Policies

  (a)
  Organization and Nature of Business

          The accompanying consolidated financial statements include the accounts of Transport America, Inc. and its wholly owned subsidiaries (collectively, the Company). The Company is based in Minneapolis, Minnesota. The Company is a truckload motor carrier engaged in the transportation of a variety of general commodities for customers principally in the United States of America and portions of Canada and Mexico, pursuant to nationwide operating authority.

  (b)
  Principles of Consolidation

          The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries, Transport Corporation of America, Inc. and subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  (c)
  Accounting Estimates

          The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are primarily related to insurance and claims accruals, depreciation, and the carrying value of goodwill and intangible assets. Actual results could differ from those estimates.

  (d)
  Cash and Cash Equivalents

          Cash in excess of current operating requirements is invested in short-term, highly liquid investments. The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Accounts at banks with an aggregate excess of the amount of checks issued over cash balances are included in current liabilities in the accompanying consolidated balance sheets, with changes in such accounts included as a financing activity in the accompanying consolidated statements of cash flows.

  (e)
  Revenue Recognition

          Operating revenues are recognized when the freight to be transported has been delivered to the customer. Amounts payable to independent contractors for purchased transportation, to Company drivers for wages, and any other direct expenses are recognized when the related revenue is recognized.

  (f)
  Trade Accounts Receivable

          Trade accounts receivable are recorded at the invoiced amounts, net of an allowance for doubtful accounts. A considerable amount of judgment is required in assessing the realization of these receivables including the current creditworthiness of each customer and related aging of the past-due balances, including any billing disputes. In order to assess the collectability of these

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

(1) Summary of Significant Accounting Policies (Continued)

  receivables, the Company performs ongoing credit evaluations of the Company's customers' financial condition. Through these evaluations, the Company identifies situations where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings, or bankruptcy. In such cases, an allowance is created through a charge to the consolidated statements of operations.

          The allowance for doubtful accounts is based on the best information available to the Company and is to be reevaluated and adjusted as additional information is received. The Company evaluates the allowance based on historical write-off experience, the size of the past-due amounts, and the creditworthiness of the Company's customers. The Company reviews the adequacy of the Company's allowance for doubtful accounts monthly. Invoice balances over 30 days after the contractual due date are considered past due per the Company's policy and are reviewed individually for collectability. Initial payments by new customers are monitored for compliance with contractual terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential recovery is considered remote.

  (g)
  Operating Supplies

          Operating supplies representing repair parts, fuel, and replacement tires for revenue equipment are recorded at cost.

  (h)
  Revenue Equipment, Property, and Other Equipment

          Revenue equipment, property, and other equipment are recorded at cost. Costs for repairs and maintenance are charged to operations as incurred. Depreciation is computed based on the cost of the asset, reduced by its estimated salvage value, using the straight-line method over the estimated useful life of the asset.

          The estimated useful lives for new equipment when placed in service are as follows:

Years
Tractors	4 - 5
Trailers	10 - 12
Buildings	30 - 40
Building improvements	5 - 30
Other equipment, including computers and furniture	3 - 7

          The Company recorded depreciation expense of $35.3 million and $34.7 million during 2011 and 2012, respectively.

  (i)
  Tires

          Tires placed on new equipment are capitalized as part of revenue equipment and amortized over its estimated useful life. Replacement tires are expensed to operations when placed in service.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

(1) Summary of Significant Accounting Policies (Continued)

  (j)
  Deferred Financing Costs

          The Company has deferred financing costs related to its revolving credit facility and other financing arrangements that are being amortized over the remaining term of the underlying debt. At December 31, 2011 and 2012, the Company's deferred financing costs of approximately $1.2 million and $0.8 million, respectively, are included in other assets.

  (k)
  Impairment of Long-Lived Assets

          Long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (l)
  Goodwill

          Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually. In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which provides an entity the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted this guidance in 2012.

          If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed. For the purposes of this analysis, the Company had two reporting units as of December 31, 2011 and had one reporting unit as of December 31, 2012 due to the combination of operations and reporting activities of Transport America and Southern Cal during the year.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

(1) Summary of Significant Accounting Policies (Continued)

          The Company performed its annual impairment review of goodwill at December 31, 2011 and 2012. Refer to note 3 for the results of the goodwill impairment testing for 2011 and 2012.

  (m)
  Intangible Assets

          Intangible assets, other than goodwill and tradenames and trademarks, are amortized in accordance with the projected present value of the respective cash flows over their useful lives. The Company's indefinite-lived intangible assets, tradenames, and trademarks are tested for impairment on an annual basis or whenever events or changes in circumstances indicate the fair value may not be recoverable. The Company completed its annual assessment as of December 31, 2011 and 2012 and concluded that the tradenames and trademarks were not impaired.

  (n)
  Estimated Liability for Insurance Claims

          The Company maintains automobile, general, cargo, and workers' compensation claim liability insurance coverage. As of July 1, 2011, the Company incurs a deductible up to $500,000, plus administrative expense, for each occurrence involving personal injury or property damage. Prior to July 1, 2011, the Company's deductible was $750,000. Liability for claims in excess of the $500,000 deductible, if any, is covered under premium-based policies with third-party insurance companies to coverage levels that management considers adequate.

          The Company has assumed responsibility for workers' compensation and has obtained insurance for individual claims above $350,000 per occurrence for employees of Transport America. Prior to January 1, 2012, the Company's deductible was $250,000. In addition, the Company has secured specific workers' compensation coverage underwritten by the Alabama Trucking Association Workers Compensation Self Insurance Fund (ATAWCF) for employees primarily based in Alabama. The ATAWCF has the right to assess its participants' additional contributions in the event the fund experiences a shortfall in reserves related to any fund year. Any such assessment shall be made pro rata among the participants and former participants in the proportion to their respective annual contributions due under their respective policies for the calendar year, or in the case of a former participant, its annual contributions for the calendar year of its withdrawal or termination of participation. The Company accrues currently for the estimated cost of the unissued portion of pending claims. These accruals are periodically evaluated and adjusted based on the Company's evaluation of the nature and severity of outstanding individual claims and an estimate of future claims development based on historical claims development factors. The Company has assumed responsibility for workers' compensation and has obtained insurance for a maximum total exposure of $2.5 million in 2012.

          Under these insurance arrangements, the Company maintains $7.8 million and $7.3 million in letters of credit as of December 31, 2011 and 2012, respectively.

          In the month claims are reported, the Company estimates and establishes an undiscounted liability for its share of ultimate settlements, including estimated legal fees, using all available information, including the Company's history of such claims. Claim estimates are adjusted when additional information becomes available. The recorded expense depends upon actual loss

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

(1) Summary of Significant Accounting Policies (Continued)

  experience and changes in estimates of settlement amounts for open claims that have not been fully resolved. However, final settlement of these claims could differ materially from the amounts the Company has accrued at year-end.

          The Company accrues for health insurance claims reported, as well as for claims incurred but not reported, based upon the Company's past experience. The Company has obtained insurance for individual claims above $200,000 per participant.

  (o)
  Stock Compensation

          The Company has a Phantom Stock Plan (the Stock Plan) for selected employees to provide management with an incentive to maximize the value of the Company consistent with the owner's investment strategy. The Stock Plan allows for the grant of up to 4,500 shares. The terms of the Stock Plan provide that the awards vest upon the occurrence of a Capital Event, defined as the dissolution or liquidation of the Company, a sale of all outstanding stock or all or substantially all of the assets of the Company, or a reorganization, merger, or consolidation of the Company into another company whereby the existing shareholders beneficially own less than 50% of the new company. Assuming such exercise criteria are met, the awards will be settled in cash according to the phantom stock agreement.

          Based on the characteristics of the Stock Plan, the Company concludes that the phantom stock awards are considered a liability classified award under Accounting Standards Codification (ASC) 718-10, Compensation Stock—Compensation Overall. The value of these awards will be determined based on the fair value of the Company's common shares as determined by the Capital Event. However, because the awards vest upon the occurrence of a performance condition, which is not probable of occurrence, no compensation cost will be recognized until the occurrence of a Capital Event.

          The following summarizes the phantom stock award transactions:

	2011	2012
Shares outstanding, beginning of period	3,030	3,705
Granted	1,850	865
Forfeited	(1,175)	(175)

Shares outstanding, end of period	3,705	4,395

  (p)
  Income Taxes

          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

(1) Summary of Significant Accounting Policies (Continued)

  of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of income tax expense.

  (q)
  Fair Value of Financial Instruments

          The carrying value of the Company's financial instruments included in current assets and current liabilities approximates fair market value due to the short-term nature of current assets and liabilities. The fair value of the Company's revenue equipment debt, including capital lease obligations, if recalculated based on current interest rates at December 31, 2011 and 2012 would approximate $130.2 million and $133.0 million, respectively, compared with a carrying value of $129.0 million and $130.9 million, respectively. The fair value of the Company's subordinated note, if recalculated based on current interest rates at December 31, 2011 and 2012 would approximate $15.8 million and $18.8 million, respectively, compared with a carrying value of $16.8 million and $18.4 million, respectively. The carrying value of the Company's term notes and borrowings on the revolving credit facility approximates fair value as they have variable interest rates reflective of current market conditions.

          In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standard does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it is already required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. The ASU also requires additional disclosures for nonpublic entities to provide quantitative information about significant unobservable inputs used for all Level 3 measurements and a description of the valuation process used. The provisions of the ASU are effective for annual or interim reporting periods beginning after December 15, 2011. The Company adopted the provisions of the ASU in 2012. The adoption of ASU 2011-04 did not have a material effect on the Company's consolidated financial statements.

  (r)
  Segment Reporting

          The Company reports operating segments in accordance with accounting standards codified in ASC 280, Segment Reporting. During fiscal 2012, the Company made changes to the structure of its internal organization that caused the composition of its reportable segments to change. Previously, the Company had two operating and reporting segments, Transport America and Southern Cal. To more effectively manage operations and realize operational efficiencies, the Company effectively combined the operations and reporting into one operating and reporting segment. The primary source of the Company's revenue is truckload revenue, which is generated by transporting freight for customers over the road. The Company is generally paid by the mile for services provided;

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

(1) Summary of Significant Accounting Policies (Continued)

  however, truckload revenue is also derived from fuel surcharges, loading and unloading activities, equipment detention, and other ancillary services.

  (s)
  Recently Issued Accounting Standards

          In July 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test for indefinite-lived intangible assets. An organization that elects to perform a qualitative assessment no longer is required to perform the quantitative impairment test for an indefinite-lived intangible asset if it is more likely than not that the asset is impaired. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Adoption of this update is not expected to have a material impact on the Company's consolidated financial statements.

(2) Acquisition

        On January 12, 2011, the Company acquired all of the outstanding stock of Southern Cal in exchange for $21.2 million, consisting of $15.3 million in cash and 25,677 shares of common stock. The Company also assumed and then repaid $12.9 million in outstanding debt of Southern Cal in connection with the acquisition. Southern Cal is a long-haul truckload carrier of general commodities offering transportation services throughout the United States. The revenues and operating loss of the acquired business were $141.2 million and $13.2 million, respectively, from January 12, 2011 (date of acquisition) through December 31, 2011. The acquisition of Southern Cal positions the Company to better respond to the economic and competitive challenges of the industry. The acquisition also expanded the geographic locations in which the Company operates and diversifies its product offerings.

        The transaction was accounted for under ASC 805, Business Combinations, and the acquisition date fair value of the consideration transferred is summarized as follows (in thousands):

Cash payments	$15,311
Fair value of issued shares	5,821

Total consideration paid	$21,132

        The fair value of the issued shares was calculated using a combination of discounted cash flows and valuation multiples of comparable businesses and then discounted for a lack of marketability.

        Under the purchase accounting method, the total purchase price was allocated to Southern Cal's assets acquired and liabilities assumed based upon their estimated fair values as of January 12, 2011. The excess purchase price over the value of the assets acquired and liabilities assumed of $23.0 million was recorded as goodwill. Goodwill is attributed to Southern Cal's workforce expertise, expected synergies, and economies of scale from combining operations. The goodwill related to the Southern Cal acquisition is not deductible for tax purposes. Fair value adjustments made in purchase accounting

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

(2) Acquisition (Continued)

include a $0.8 million increase in the value assigned to property and equipment, and assigning $3.7 million to identified intangible assets including customer relationships, tradenames, and noncompete agreements. The following table summarizes the assets acquired and liabilities assumed as of the acquisition date at estimated fair value (in thousands):

January 12, 2011
Cash	$977
Trade accounts receivable, net of allowances for doubtful accounts	19,804
Other receivables	2,764
Property and equipment	33,205
Prepaids and other assets	3,115
Identified intangible assets (see table below)	3,650
Goodwill	23,042
Accounts payable and other accrued liabilities	(8,626)
Deferred tax liabilities	(11,750)
Debt	(45,049)

Total consideration paid, net of assumed liabilities	$21,132

        Identified intangible assets acquired and their estimated useful lives as of the acquisition date are as follows (in thousands):

	Asset amount	Weighted average useful life (years)
Customer relationships	$2,640	6
Noncompete agreements	200	2
Tradenames	810	1

Identified intangible assets	$3,650

        Identified intangible assets are being amortized on a straight-line basis over their useful life.

        The Company incurred acquisition-related costs of $1.2 million in fiscal year 2010, consisting of financial advisory fees, legal fees, and other professional fees, which are classified in the consolidated statements of operations in other general and administrative expenses.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

(3) Intangible Assets and Goodwill

        Intangible assets at December 31, 2011 and 2012 consist of the following (in thousands):

	2011	2012
Customer relationships	$3,840	$3,840
Tradenames and trademarks (nonamortizable)	5,800	5,800
Tradenames and trademarks (amortizable)	810	—
Noncompete agreements	200	—

	10,650	9,640
Less accumulated amortization	(2,350)	(2,052)

Total	$8,300	$7,588

        The weighted average amortization period for customer relationships is 6.3 years. In the quarter in which an identified intangible asset becomes fully amortized, the Company removes the fully amortized balances from the gross intangible asset and accumulated amortization amounts. During 2012, tradenames and trademarks (amortizable) and noncompete agreements were fully amortized.

        Amortization expense of approximately $1,521,000 and $711,000 was recorded for the years ended December 31, 2011 and 2012, respectively. Amortization expense for fiscal year 2013 will be $469,000, and 2014, 2015, and 2016 will be $440,000 per year.

        Effective January 1, 2012, the Company made changes to its internal organization and consolidated its operating segment structure from two segments to one (see note 1). The following table summarizes changes to goodwill during fiscal years 2011 and 2012, both in total and as allocated by reporting segment (in thousands):

	Transport America	Southern Cal	Total
Balance at December 31, 2010	$9,912	$—	$9,912
Goodwill due to acquisition on January 12, 2011	—	23,042	23,042
Impairment of goodwill		(9,747)	(9,747)

Balance at December 31, 2011	9,912	13,295	23,207
Segment reorganization (see note 1)	13,295	(13,295)	—

Balance at December 31, 2012	$23,207	$—	$23,207

        The Company performs its annual impairment tests of goodwill on December 31 and when an event occurs or circumstances change to suggest that the carrying value may not be recoverable using a two-step process. The Company completed its annual impairment test as of December 31, 2012 and concluded that goodwill was not impaired. During the annual impairment test as of December 31, 2011, the Company determined that the implied goodwill of Southern Cal was $9.7 million lower than the carrying value amount and recorded an impairment charge for this amount in the Southern Cal reporting segment. Fair value is calculated using a combination of discounted cash flows and valuation multiples of comparable businesses.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

(4) Credit Facility and Long-Term Debt

        The Company has a $57.0 million financing arrangement, comprised of a $50.0 million revolving credit facility (Revolving Credit Facility) secured by certain rolling stock and accounts receivable and a $7.0 million supplemental term loan (Supplemental Term Loan) secured by real property. The Company also has a $15.0 million unsecured subordinated note (Subordinated Note) from its primary shareholder, which matures on January 12, 2016.

        The Revolving Credit Facility includes a commitment of $50.0 million for borrowings and letters of credit, subject to a borrowing base calculation consisting of certain advance rates applied to eligible collateral balances, primarily accounts receivable and rolling stock inventory. The commitment is available through January 12, 2015 and bears interest at the Company's option at either 0.50% to 1.00% over the prime rate or 2.00% to 2.50% over the LIBOR. Letters of credit up to $20.0 million may be obtained under the Revolving Credit Facility and, as of December 31, 2011 and 2012, totaled $8.1 million and $7.8 million, respectively. At December 31, 2011 and 2012, the interest rate on outstanding borrowings was 4.00% and 4.25%, respectively, and availability under the Revolving Credit Facility was $14.8 million and $18.3 million at December 31, 2011 and 2012, respectively.

        The Revolving Credit Facility contains certain financial covenants, which include, but are not limited to, maintenance of a minimum net worth and maintenance of a minimum fixed charge coverage ratio and leverage ratio. The Company was in compliance with these covenants at December 31, 2011 and 2012.

        The following is a summary of data relating to the Revolving Credit Facility (in thousands except for percentages):

Year ended December 31, 2011:
Outstanding balance at year-end	$11,544
Average amount outstanding	18,451
Maximum amount outstanding	25,079
Weighted average interest rate during the year	2.840%
Commitment fee on unused balances	0.375%
Year ended December 31, 2012:
Outstanding balance at year-end	$4,942
Average amount outstanding	8,417
Maximum amount outstanding	13,526
Weighted average interest rate during the year	3.250%
Commitment fee on unused balances	0.375%

        The Company also has a $7.0 million Supplemental Term Loan secured by certain real property. The Supplemental Term Loan bears interest at the Company's option at 1.25% over the prime rate, or 2.75% over the LIBOR. The average interest rate was 2.99% for the years ended December 31, 2011 and 2012. Principal payments are payable in equal quarterly installments, with a balloon payment due at maturity in January 2015.

        The Company also has a $15.0 million Subordinated Note obtained from its primary shareholder. The Subordinated Note bears interest at the rate of 20.0%, of which 11.0% is payable in cash in

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

(4) Credit Facility and Long-Term Debt (Continued)

quarterly installments on each interest payment date, and 9.0% is payable in-kind by adding such interest to the accreted principal amount. The Subordinated Note matures on January 12, 2016.

        Long-term debt at December 31, 2011 and 2012 consists of the following (in thousands):

	2011	2012
Notes payable to banks and other financial institutions with maturities through January 2023, secured by certain revenue equipment with interest rates ranging from 3.50% to 7.85%	$123,791	$127,149
Supplemental term loan	6,475	5,775
Subordinated note	16,792	18,355

Total long-term debt	147,058	151,279
Less current maturities of long-term debt	37,593	34,486

Long-term debt, less current maturities	$109,465	$116,793

        The aggregate annual maturities of long-term debt at December 31, 2012 are as follows (in thousands):

Year ending December 31:
2013	$34,486
2014	31,965
2015	29,436
2016	40,756
2017	9,505
Thereafter	5,131

Total	$151,279

        The carrying value of assets pledged as collateral against the notes payable includes revenue equipment totaling $128.4 million and $135.8 million at December 31, 2011 and 2012, respectively. The carrying value of assets pledged as collateral against the Revolving Credit Facility includes revenue equipment totaling $2.0 million and $0.6 million and accounts receivable totaling $38.9 million and $35.8 million at December 31, 2011 and 2012, respectively. The carrying value of assets pledged as collateral against the Supplemental Term Loan includes real property totaling $9.2 million and $8.9 million at December 31, 2011 and 2012, respectively.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

(5) Accrued Expenses

        Accrued expenses at December 31, 2011 and 2012 are as follows (in thousands):

	2011	2012
Salaries, wages, and benefits	$3,587	$5,216
Insurance, claims, and damage	10,680	5,137
Workers' compensation	4,937	5,256
Medical, dental, and prescriptions	1,015	1,300
Other	3,560	3,091

Total	$23,779	$20,000

(6) Shareholders' Equity

  Common Shares

        The authorized capital stock of the Company is 1,000,000 shares of common stock of the par value of one cent ($0.01) per share. Each share of common stock is entitled to one vote per share. There is no cumulative voting by the shareholders of the Company. The holders of common stock have no preemptive right to subscribe to any issue of capital stock of the Company. In connection with the acquisition discussed in note 2, the Company issued 25,677 shares of common stock. There are 125,677 and 125,677 shares of common stock issued and outstanding at December 31, 2011 and 2012, respectively.

(7) Earnings per Common Share

        Basic and diluted earnings per common share were computed for each fiscal year as follows (in thousands, except per share amounts):

	2011	2012
Numerator:
Net income (loss)	$(11,602)	$3,920
Denominator:
Basic and diluted earnings per common share—weighted average shares	124,833	125,677

Basic and diluted earnings (loss) per common share	$(92.94)	$31.19

        Performance-based option awards from the Company's Stock Plan totaling 3,705 and 4,395 shares for 2011 and 2012, respectively, were not included in the calculation of earnings per share because the performance condition was not probable of achievement.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

(8) Related-Party Transactions

        The Company obtained a $15.0 million Subordinated Note from its primary shareholder in January 2011, as discussed in note 4. The Company also paid this shareholder $0.5 million in transaction fees related to the acquisition of Southern Cal on January 12, 2011, as discussed in note 2.

        The Company had transactions during 2011 and 2012 with Skipper, Inc., which is partially owned by a shareholder and member of the board of directors of the Company. Skipper, Inc. and the shareholder are considered related parties to the Company. The Company paid Skipper, Inc. $0.2 million in 2011 and 2012 for rent and property taxes on the property located in Birmingham, Alabama, as discussed in note 12.

        As of December 31, 2012, the Company had a variable interest in Skipper Inc., and Skipper Inc. was considered to be a variable interest entity (VIE). The Company evaluated whether or not it was the primary beneficiary using a qualitative assessment that considered the VIE's purpose and design, the involvement of each of the interest holders, and the risks and benefits of the VIE. The Company determined it was not the primary beneficiary in the VIE. The Company provided no financial support to Skipper, Inc. other than the contractual lease payments and there is no arrangement that would require it to provide significant financial support in the future.

(9) Employee Benefit Plans

        The Company has a retirement savings plan (the Plan) for eligible employees under Section 401(k) of the Internal Revenue Code. The Plan allows employees to defer amounts of their compensation on a pretax basis subject to Internal Revenue Service (IRS) limitations. The Company may, at its discretion, match a portion of the employee deferrals. Employee contributions vest immediately, and the employer match is fully vested after six years of service. During 2011 and 2012, the Company contributed amounts equal to 25% of the employee deferrals, up to 4% of each participant's compensation. For participants who are employed as truck drivers with pay based on actual miles driven, the Company also may elect to contribute $0.005 and $0.010 per paid mile driven for drivers with over one and two years of service, respectively. On behalf of all employees, the Company contributed $194,000 and $207,000 to the Plan for the years ended December 31, 2011 and 2012, respectively.

        In addition, Southern Cal also had a retirement savings plan (the SoCal Plan) for eligible employees under Section 401(k) of the Internal Revenue Code. The SoCal Plan provided for a mandatory company match equal to 50% of the first 4% of participating employees' contributions, subject to IRS limitations. In September 2012, the Southern Cal Plan was merged into the Transport Corporation of America, Inc. retirement savings plan. On behalf of all employees, the Company contributed $46,000 and $20,000 to the SoCal Plan for the years ended December 31, 2011 and 2012, respectively.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

(10) Income Taxes

        The provision for income taxes consists of the following for the years ended December 31, 2011 and 2012 (in thousands):

	Current	Deferred	Total
2011:
Federal	$46	(208)	(162)
State	300	(225)	75

Total	$346	(433)	(87)

2012:
Federal	$—	2,426	2,426
State	179	476	655

Total	$179	2,902	3,081

        Income tax expense (benefit) differs from the "expected" tax expense (benefit) as follows for the years ended December 31, 2011 and 2012 (in thousands):

	2011	2012
Expected federal tax (benefit) expense at statutory rates	$(3,974)	2,380
Increases in taxes resulting from:
State income taxes, net of federal effect	50	432
Per diem and other permanent items	604	436
Goodwill impairment	3,314	—
Deferred tax rate changes and other	(81)	(167)

Actual tax (benefit) expense	$(87)	3,081

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

(10) Income Taxes (Continued)

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2011 and 2012 are presented below (in thousands):

	2011	2012
Deferred tax assets:
Federal and state net operating loss carryforward	$6,548	$7,796
Insurance, claims, and damage accruals	3,361	2,790
Vacation and bonus accruals	507	614
Other	692	582

Total deferred tax assets	11,108	11,782

Deferred tax liabilities:
Equipment, principally due to differences in depreciation and lease accounting	38,940	43,173
Intangible assets	3,088	2,870
Prepaid expenses	1,638	1,338

Total deferred tax liabilities	43,666	47,381

Net deferred tax liability	$32,558	$35,599

        These amounts are presented in the accompanying consolidated balance sheets at December 31, 2011 and 2012 as follows (in thousands):

	2011	2012
Current deferred tax asset	$9,267	$10,324
Noncurrent deferred tax liability	41,825	45,923

Net deferred tax liability	$32,558	$35,599

        At December 31, 2011 and 2012, the Company had net operating loss carryforwards for federal tax purposes of $17.8 million and $22.2 million, respectively. If not utilized, they will begin to expire in 2027.

        In assessing its deferred tax assets, the Company considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers its scheduling of taxable temporary differences, projected future taxable income, and tax planning strategies in making its assessment of whether there will be sufficient taxable income in future periods to offset deductible temporary differences as of December 31, 2011 and 2012. Management believes that it is more likely than not that the Company will realize the benefits of these temporary differences, and therefore, no valuation allowance is needed.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

(10) Income Taxes (Continued)

        A reconciliation of the beginning and ending amount of total gross unrecognized tax benefits is as follows (in thousands):

	2011	2012
Balance at January 1	$207	$95
Decrease related to prior year tax positions	(112)	—
Increase related to current year tax positions	—	—

Balance at December 31	$95	$95

        If recognized, $95,000 of the unrecognized tax benefits as of December 31, 2011 and 2012, would impact the effective tax rate. The Company reports both accrued interest and penalties related to unrecognized tax benefits as income tax expense. All accrued interest and penalty amounts are reported gross, before reduction for any related deferred tax assets. No significant interest or penalties related to unrecognized tax benefits were recognized in the consolidated financial statements as of December 31, 2011 and 2012 or for the years ended December 31, 2011 and 2012. The Company does not expect the accruals for unrecognized tax benefits to change significantly within the next 12 months.

        The Company files income tax returns in the U.S. federal tax jurisdiction and various state tax jurisdictions. The Company completed a federal IRS examination for tax year 2008 in the second quarter of 2011. There were no findings or issues, and no proposed changes to the Company's 2008 federal tax return. The Company is no longer subject to examination by federal taxing authorities for years before 2009 and by state taxing authorities generally before tax years 2008.

(11) Major Customers

        Sales to the Company's five largest customers represented 31.3% and 30.8% of total revenues for the years ended December 31, 2011 and 2012, respectively. The Company's five largest customers also represented 30.7% and 27.3% of trade accounts receivable as of December 31, 2011 and 2012, respectively. The Company's largest customer represented approximately 13.2% and 11.7% of operating revenues for the years ended December 31, 2011 and 2012, respectively. This customer also represented 8.9% and 9.5% of trade accounts receivable as of December 31, 2011 and 2012, respectively.

(12) Commitments and Contingencies

  (a)
  Purchases

          The Company had $16.6 million in outstanding commitments for the purchase or lease of revenue equipment as of December 31, 2012.

  (b)
  Capital Leases

          In 2009, the Company sold certain trailers and concurrent with the sale signed a five-year lease for use of these trailers. Annual lease payments for these trailers are approximately $1.9 million.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

(12) Commitments and Contingencies (Continued)

          The Company has lease arrangements for office equipment that qualify as capital leases under ASC 840-10, Leases—Overall. The lease agreements are for terms of 48 to 60 months.

          Following is a summary of revenue and office equipment under capital leases at December 31, 2011 and 2012 (in thousands):

	2011	2012
Revenue equipment	$8,431	$8,418
Office equipment	376	376
Less accumulated depreciation	(3,469)	(4,766)

Total	$5,338	$4,028

  (c)
  Operating Leases

          The Company leases its corporate headquarters facility in Eagan, Minnesota, its facilities in Birmingham, Alabama, and various other minor facilities to provide driver support services and drop lots. Rental expense under facility operating leases was approximately $1,599,000, $1,592,000 for the years ended December 31, 2011 and 2012, respectively. The Company paid approximately $182,000 and $185,000 in rental expense for the Birmingham facilities in 2011 and 2012, respectively, to a related party, as discussed in note 8.

          In 2007, the Company entered into lease arrangements for revenue equipment that are classified as operating leases. The lease agreements are for terms of 84 months and contain split-TRAC (terminal rental adjustment clause) provisions, which require the Company to guarantee a termination value as a percentage of the original cost of the leased equipment at the lease termination date. The maximum potential amount the Company could be required to make under the guarantee is $400,000. Management does not believe that it is probable that the fair market value of the property at the end of the lease term will be less than the termination value; accordingly, the Company has not recorded an additional liability related to the guarantee. If the net proceeds from the sale of the revenue equipment exceed the estimated residual value, the lessor is required to pay the Company the amount that exceeds the estimated residual value. Rental expense for revenue equipment operating leases was approximately $1,060,000 and $847,000 for the years ended December 31, 2011 and 2012, respectively.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

(12) Commitments and Contingencies (Continued)

  (d)
  Future Minimum Lease Payments

          Future minimum payments by year and in the aggregate, under the aforementioned capital and operating leases and other noncancelable operating leases, with initial or remaining terms in excess of one year as of December 31, 2012 are as follows (in thousands):

	Capital leases	Operating leases	Sublease income
Year ending December 31:
2013	$1,844	2,977	(420)
2014	2,177	2,468	(83)
2015	—	1,717	—
2016	—	1,612	—
2017	—	404	—
Thereafter	—	556	—

Total minimum lease payments	4,021	$9,734	(503)

Less amount representing interest with imputed rates ranging from 7.95% to 10.42%	(307)

Present value of net minimum lease payments	3,714
Less current maturities	(1,606)

Long-term maturities	$2,108

  (e)
  Legal Matters

          During August 2010, the Company was named in a lawsuit by a former customer stemming from a business relationship that was terminated more than seven years ago. The Company believes the suit is without merit and intends to vigorously defend against the allegations. The lawsuit was dismissed by the courts in October 2011; however, the former customer appealed that decision. No accrual has been recorded for this claim at December 31, 2012. The amount of potential loss, if any, related to this claim cannot be reasonably estimated at this time.

          In addition to the matter described above, the Company is involved in legal matters that arise in the ordinary course of business. Although the outcomes of any such legal matters cannot be predicted, in the opinion of management, the resolution of any currently pending or threatened matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

(13) Supplemental Disclosures

        Operating revenues by type of similar product offerings for the years ending December 31, 2011 and 2012 were as follows (in thousands):

	Year Ending December 31,
	2011	2012
Operating revenues:
Truckload services	$285,902	$263,399
Logistics, intermodal and other	15,897	16,079

Total freight revenues	301,799	279,478
Fuel surcharge	86,253	84,068

Total operating revenues	$388,052	$363,546

        Activity in the allowance for doubtful accounts consisted of the following for the years ending December 31, 2011 and 2012 (in thousands):

	Year Ending December 31,
	2011	2012
Balance, beginning of period	$240	$810
Plus: addition of expense	676	659
Less: write-offs (net of recoveries) and other deductions	(106)	(644)

Balance, end of period	$810	$825

(14) Subsequent Events

        In August 2010, the Company was named in a lawsuit by a former customer stemming from a business relationship that had been terminated approximately six years prior. The lawsuit was dismissed by the federal district court in October 2011. After an appeal by the former customer, the Court of Appeals allowed part of the lawsuit to go forward. While the Company believed the lawsuit was without merit, the Company agreed in the second quarter of 2013 to settle the lawsuit for an immaterial amount as the Company believed the cost to settle was less than what would have been incurred to defend the lawsuit.

        In July 2013, the Company changed its legal name from Patriot Holding Corp. to Transport America, Inc.

        In July 2013 the Company amended its revolving credit facility to:

  •
  extend the commitment expiration date from January 12, 2015 to January 12, 2017,

  •
  change certain interest rate margins over benchmark effective rates,

  •
  allow for a reloading of the Tranche A term loan in the amount of $1.75 million, and

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2011 and 2012

(14) Subsequent Events (Continued)

  •
  allow for an additional Tranche B term loan in the amount of $5.0 million which bears interest at the Company's option at either 2.25% over the prime rate or 3.5% over the LIBOR. Principal payments are payable in equal quarterly installments and the loan matures January 2016.

        In July 2013 the Company amended its $15.0 million Subordinated Note obtained from its primary shareholder to extend the maturity from January 12, 2016 to July 26, 2017. With the proceeds received from the Tranche A and Tranche B term loans the Company paid down $6.75 million on the Subordinated Note.

        In July 2013, the Company amended its phantom stock plan to define a capital event to include the sale or other disposition of shares or common stock by one or more Stockholders (as such group is defined in the phantom stock plan) which results in the Stockholders beneficially owning (as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended) in the aggregate less than 50 percent of the outstanding shares of common stock. The offering made by this prospectus is not a capital event.

        In July 2013, the Company adopted the 2013 Stock and Incentive Plan, which permits the Company to issue stock options, restricted stock units and restricted stock to eligible employees. No awards have been granted to date.

        On August 15, 2013, the Company entered into an agreement to sell certain assets used to support the intermodal drayage services product offering. The Company received $1,237,400 in cash in exchange for these assets. In addition, the buyer agreed to lease certain revenue equipment previously used for intermodal drayage services. Also as part of the lease agreement, the buyer has unconditionally guaranteed a residual value on the leased revenue equipment.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except per share amounts)
(Unaudited)

	December 31, 2012	June 30, 2013
Assets
Current assets:
Cash and cash equivalents	$—	$—
Trade accounts receivable, net of allowances for doubtful accounts of $825 in 2012 and $785 in 2013	35,376	37,403
Other receivables	4,041	3,628
Operating supplies—inventory	1,446	1,385
Deferred tax asset	10,324	10,324
Prepaid expenses	4,312	2,555

Total current assets	55,499	55,295

Property and equipment:
Land, buildings, and improvements	14,678	14,762
Revenue equipment	217,747	219,726
Other equipment	7,245	7,815

Total property and equipment	239,670	242,303
Less accumulated depreciation	(80,266)	(82,846)

Property and equipment, net	159,404	159,457

Other assets	1,269	1,019
Goodwill	23,207	23,207
Intangibles, net	7,588	7,340

Total assets	246,967	246,318

Liabilities and Shareholders' Equity
Current liabilities:
Checks issued in excess of cash balances	$2,277	$2,443
Accounts payable	6,604	10,453
Accrued expenses	20,000	21,006
Current maturities of long-term debt	34,486	34,449
Current maturities of capital lease obligations	1,606	2,906

Total current liabilities	64,973	71,257
Long-term debt, less current maturities	98,438	95,359
Capital lease obligations, less current maturities	2,108	—
Related-party subordinated note	18,355	14,165
Revolving credit facility	4,942	5,142
Deferred tax liability	45,923	45,923

Total liabilities	234,739	231,846

Commitments and Contingencies (note 8)
Shareholders' equity:
Common stock, $0.01 par value. Authorized, 1,000,000 shares; issued and outstanding, 125,677 and 125,677 shares at December 31 2012 and June 30, 2013, respectively	1	1
Additional paid-in capital	16,600	16,600
Retained deficit	(4,373)	(2,129)

Total shareholders' equity	12,228	14,472

Total liabilities and shareholders' equity	$246,967	$246,318

See accompanying notes to consolidated financial statements.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except per share amounts)
(Unaudited)

	Six months ended June 30,
	2012	2013
Operating revenues	$183,863	$176,267
Operating expenses:
Salaries, wages, and benefits	61,187	55,681
Fuel, maintenance, and other expenses	53,249	50,085
Purchased transportation	30,483	31,696
Revenue equipment leases	434	530
Depreciation and amortization	17,205	15,120
Insurance, claims, and damage	4,035	4,380
Taxes and licenses	2,882	2,041
Communications	793	666
Other general and administrative expenses	7,756	8,741
Gain on sale of property and equipment	(3,420)	(2,367)

Total operating expenses	174,604	166,573

Operating income	9,259	9,694
Interest expense, net	5,953	5,840

Earnings before income taxes	3,306	3,854
Income tax expenses	1,524	1,610

Net income	$1,782	$2,244

Basic and diluted earnings per common share	$14.18	$17.86

See accompanying notes to consolidated financial statements.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

(In thousands, except share amounts)
(Unaudited)

	Common stock
			Additional paid-in capital	Retained earnings (deficit)	Total shareholders' equity
	Shares	Amount
Balance at December 31, 2011	125,677	$1	$16,600	$(8,293)	$8,308
Net income	—	—	—	3,920	3,920

Balance at December 31, 2012	125,677	1	16,600	(4,373)	12,228

Balance at December 31, 2012	125,677	1	16,600	(4,373)	12,228

Net income	—	—	—	2,244	2,244

Balance at June 30, 2013	125,677	$1	$16,600	$(2,129)	$14,472

See accompanying notes to consolidated financial statements.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)
(Unaudited)

	Six months ended June 30,
	2012	2013
Operating activities:
Net income (loss)	$1,782	$2,244
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,205	15,120
Gain on sale of property and equipment	(3,420)	(2,367)
Payment-in-kind—related-party subordinated note	764	810
Changes in operating assets and liabilities:
Trade accounts receivables	(402)	(2,027)
Other receivables	2,560	413
Operating supplies—inventory	(159)	61
Prepaid expenses	1,947	1,757
Other assets	168	250
Accounts payable	1,627	2,225
Accrued expenses	684	1,006

Net cash provided by operating activities	22,756	19,492

Investing activities:
Purchases of revenue equipment	(27,457)	(12,544)
Purchases of property and other equipment	(606)	(718)
Proceeds from sales of equipment	7,401	6,053

Net cash used in investing activities	(20,662)	(7,209)

Financing activities:
Proceeds from issuance of long-term debt	26,473	12,060
Principal payments on long-term debt	(23,033)	(19,709)
Principal payments on related-party subordinated note	—	(5,000)
Proceeds from revolving credit facility	214,597	195,118
Repayments on revolving credit facility	(219,359)	(194,918)
Change in checks issued in excess of cash balances	(772)	166

Net cash used in financing activities	(2,094)	(12,283)

Net decrease in cash	—	—
Cash, beginning of year	—	—

Cash, end of year	$—	$—

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$5,048	$4,767
Taxes	582	155
Supplemental schedule of noncash investing and financing activities:
Lease receivables from disposition of revenue equipment	$87	$—
Revenue equipment purchased with note payable	—	3,725
Revenue equipment purchased with accounts payable	4,564	1,624

See accompanying notes to consolidated financial statements.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

June 30, 2012 and 2013
(Unaudited)

(1) Summary of Significant Accounting Policies

  (a)
  Principles of Consolidation

          The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  (b)
  Accounting Estimates

          The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are primarily related to insurance and claims accruals, depreciation, and the carrying value of goodwill and intangible assets. Actual results could differ from those estimates.

  (c)
  Revenue Recognition

          Operating revenues are recognized when the freight to be transported has been delivered to the customer. Amounts payable to independent contractors for purchased transportation, to Company drivers for wages, and any other direct expenses are recognized when the related revenue is recognized.

  (d)
  Revenue Equipment, Property, and Other Equipment

          Effective January 1, 2013 the Company changed the salvage value for certain of its tractors and trailers. For 2009 - 2012 model year tractors salvage values were changed from a range of $18,000 to $24,000 to a range of $29,000 to $35,000 depending on the model year. For 2011 model year and older trailers, salvage values were changed from $300 to $2,000 and for 2012 model years and newer salvage values were changed from $500 to $3,000. The Company believes that these changes more clearly and appropriately reflect the state of the current tractor and trailer market and thus, will more reasonably and accurately report the value of the tractors and trailers on the balance sheet. This change is being accounted for as a change in estimate. This change in estimate resulted in a reduction of depreciation expense as set forth in the following table:

	Pre-tax basis	Impact on net income	Per share effect
	(in thousands, except per share data)
Six Months Ended June 30, 2013	$1,553	$963	$7.66
  (e)
  Stock Compensation

          The Company has a Phantom Stock Plan (the Stock Plan) for selected employees to provide management with an incentive to maximize the value of the Company consistent with the owner's

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

June 30, 2012 and 2013
(Unaudited)

(1) Summary of Significant Accounting Policies (Continued)

  investment strategy. The Stock Plan allows for the grant of up to 4,500 shares. The terms of the Stock Plan provide that the awards vest upon the occurrence of a Capital Event, defined as the dissolution or liquidation of the Company, a sale of all outstanding stock or all or substantially all of the assets of the Company, or a reorganization, merger, or consolidation of the Company into another company whereby the existing shareholders beneficially own less than 50% of the new company. Assuming such exercise criteria are met, the awards will be settled in cash according to the phantom stock agreement.

          Based on the characteristics of the Stock Plan, the Company concludes that the phantom stock awards are considered a liability-classified award under Accounting Standards Codification (ASC) 718-10, Compensation Stock—Compensation Overall. The value of these awards will be determined based on the fair value of the Company's common shares as determined by the Capital Event. However, because the awards vest upon the occurrence of a performance condition, which is not probable of occurrence, no compensation cost will be recognized until the occurrence of a Capital Event.

          No shares were issued or forfeited during the six months ended June 30, 2013.

  (f)
  Seasonality

          Our tractor productivity generally decreases during the winter season because inclement weather in the North impedes operations and some shippers reduce their shipments. At the same time, operating expenses generally increase, with harsh weather creating higher accident frequency, increased claims and more equipment repairs.

  (g)
  Recently Adopted Accounting Standards

          In July 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2012-02, Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test for indefinite-lived intangible assets. An organization that elects to perform a qualitative assessment no longer is required to perform the quantitative impairment test for an indefinite-lived intangible asset if it is more likely than not that the asset is impaired. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Adoption of this update did not have a material impact on the Company's consolidated financial statements.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

June 30, 2012 and 2013
(Unaudited)

(2) Intangible Assets and Goodwill

        Intangible assets at December 31, 2012 and June 30, 2013 consist of the following (in thousands):

	2012	2013
Customer relationships	$3,840	$2,640
Tradenames and trademarks (nonamortizable)	5,800	5,800

	9,640	8,440
Less accumulated amortization	(2,052)	(1,100)

Total	$7,588	$7,340

        The weighted average amortization period for customer relationships is 6.3 years as of December 31, 2012 and June 30, 2013. In the quarter in which an identified intangible asset becomes fully amortized, the Company removes the fully amortized balances from the gross intangible asset and accumulated amortization amounts.

(3) Credit Facility and Long-Term Debt

        The Company has a $57.0 million financing arrangement, comprised of a $50.0 million revolving credit facility (Revolving Credit Facility) secured by certain rolling stock and accounts receivable and a $7.0 million supplemental term loan (Supplemental Term Loan) secured by real property. The Company also has a $15.0 million unsecured subordinated note (Subordinated Note) from its primary shareholder, which matures on January 12, 2016. In June 2013, we utilized $5.0 million of availability under our revolving credit facility to pay off a portion of this note.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

June 30, 2012 and 2013
(Unaudited)

(3) Credit Facility and Long-Term Debt (Continued)

        The Revolving Credit Facility includes a commitment of $50.0 million for borrowings and letters of credit, subject to a borrowing base calculation consisting of certain advance rates applied to eligible collateral balances, primarily accounts receivable and rolling stock inventory. Letters of credit up to $20.0 million may be obtained under the Revolving Credit Facility and, as of December 31, 2012 and June 30, 2013, totaled $7.8 million and $7.8 million, respectively. At December 31, 2012 and June 30, 2013, the interest rate on outstanding borrowings was 4.25% and 4.25%, respectively, and availability under the Revolving Credit Facility was $18.3 million and $19.3 million at December 31, 2012 and June 30, 2013, respectively.

        The Company also has a $7.0 million Supplemental Term Loan secured by certain real property. Principal payments are payable in equal quarterly installments, with a balloon payment due at maturity in January 2015. The Company also has a $15.0 million Subordinated Note obtained from its primary shareholder. The Subordinated Note matures on January 12, 2016.

(4) Accrued Expenses

        Accrued expenses at December 31, 2012 and June 30, 2013 are as follows (in thousands):

	2012	2013
Salaries, wages, and benefits	$5,216	$5,322
Insurance, claims, and damage	5,137	4,655
Workers' compensation	5,256	5,057
Medical, dental, and prescriptions	1,300	1,190
Other	3,091	4,782

Total	$20,000	$21,006

(5) Earnings per Common Share

        Basic and diluted earnings per common share were computed for the six months ending June 30, 2012 and 2013 as follows (in thousands, except per share amounts):

	2012	2013
Numerator:
Net income (loss)	$1,782	2,244
Denominator:
Basic and diluted earnings per common share—weighted average shares	125,677	125,677

Basic and diluted earnings (loss) per common share	$14.18	17.86

        Performance-based option awards from the Company's Stock Plan totaling 4,395 shares as of December 31, 2012, and June 30, 2013, were not included in the calculation of earnings per share because the performance condition was not probable of achievement.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

June 30, 2012 and 2013
(Unaudited)

(6) Related-Party Transactions

        The Company obtained a $15.0 million Subordinated Note from its primary shareholder in January 2011, as discussed in note 3.

        The Company had transactions during 2012 and 2013 with Skipper, Inc., which is partially owned by a shareholder and member of the board of directors of the Company. Skipper, Inc. and the shareholder are considered related parties to the Company. The Company paid Skipper, Inc. $0.1 million for the six months ended June 30, 2012 and 2013 for rent and property taxes on the property located in Birmingham, Alabama, as discussed in note 11.

        As of December 31, 2012 and June 30, 2013, the Company had a variable interest in Skipper Inc., and Skipper Inc. was considered to be a variable interest entity (VIE). The Company evaluated whether or not it was the primary beneficiary using a qualitative assessment that considered the VIE's purpose and design, the involvement of each of the interest holders, and the risks and benefits of the VIE. The Company determined it was not the primary beneficiary in the VIE. The Company provided no financial support to Skipper, Inc. other than the contractual lease payments and there is no arrangement that would require it to provide significant financial support in the future.

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

June 30, 2012 and 2013
(Unaudited)

(7) Income Taxes

        The income tax provision consisted of the following for the six months ending June 30 2012 and 2013 (in thousands):

	2012	2013
Income before income taxes	$3,306	$3,854
Income tax expense	1,524	1,610
Effective tax rate	46.1%	41.8%

For the six months ended June 30, 2012 and 2013, the overall tax rate was different than the statutory rate of 34% primarily due to the impact of state income taxes.

        If recognized, $95,000 of the unrecognized tax benefits as of June 30, 2012 and June 30, 2013 would impact the effective tax rate. The Company reports both accrued interest and penalties related to unrecognized tax benefits as income tax expense. All accrued interest and penalty amounts are reported gross, before reduction for any related deferred tax assets. No significant interest or penalties related to unrecognized tax benefits were recognized in the consolidated financial statements as of June 30, 2012 and 2013 or for the periods ended June 30, 2012 or June 30, 2013. The Company does not expect the accruals for unrecognized tax benefits to change significantly within the next 12 months.

        The Company files income tax returns in the U.S. federal tax jurisdiction and various state tax jurisdictions. The Company completed a federal IRS examination for tax year 2008 in the second quarter of 2011. There were no findings or issues and no proposed changes to the Company's 2008 federal tax return. The Company is no longer subject to examination by federal taxing authorities for years before 2009 and by state taxing authorities generally before 2008.

(8) Commitments and Contingencies

  (a)
  Purchases

          The Company had $23.9 million in outstanding commitments for the purchase or lease of revenue equipment as of June 30, 2013.

  (b)
  Operating Leases

          In 2013 the Company entered into lease arrangements for revenue equipment that are classified as operating leases. The agreements have future minimum lease payments totaling $5.0 million over a term of 60 months.

  (c)
  Legal Matters

          In August 2010, the Company was named in a lawsuit by a former customer stemming from a business relationship that had been terminated approximately six years prior. The lawsuit was dismissed by the federal district court in October 2011. After an appeal by the former customer, the Court of Appeals allowed part of the lawsuit to go forward. While the Company believed the lawsuit was without merit, the Company agreed in the second quarter of 2013 to settle the lawsuit

TRANSPORT AMERICA, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

June 30, 2012 and 2013
(Unaudited)

(8) Commitments and Contingencies (Continued)

  for an immaterial amount as the Company believed the cost to settle was less than what would have been incurred to defend the lawsuit.

          As of June 30, 2013, all amounts under the settlement have been paid and there is no additional accrual in the period-end consolidated balance sheet.

          In addition to the matter described above, the Company is involved in legal matters that arise in the ordinary course of business. Although the outcomes of any such legal matters cannot be predicted, in the opinion of management, the resolution of any currently pending or threatened matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

(9) Subsequent Events

        In July 2013, the Company changed its legal name from Patriot Holding Corp. to Transport America, Inc.

        In July 2013, the Company amended its revolving credit facility to:

  •
  extend the commitment expiration date from January 12, 2015 to January 12, 2017,

  •
  change certain interest rate margins over benchmark effective rates,

  •
  allow for a reloading of the Tranche A term loan in the amount of $1.75 million, and

  •
  allow for an additional Tranche B term loan in the amount of $5.0 million which bears interest at the Company's option at either 2.25% over the prime rate or 3.5% over the LIBOR. Principal payments are payable in equal quarterly installments and the loan matures January 2016.

        In July 2013, the Company amended its $15.0 million Subordinated Note obtained from its primary shareholder to extend the maturity from January 12, 2016 to July 26, 2017. With the proceeds received from the Tranche A and Tranche B term loans the Company paid down $6.75 million on the subordinated note.

        In July 2013, the Company amended its phantom stock plan to define a capital event to include the sale or other disposition of shares or common stock by one or more Stockholders (as such group is defined in the phantom stock plan) which results in the Stockholders beneficially owning (as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended) in the aggregate less than 50 percent of the outstanding shares of common stock. The offering made by this prospectus is not a capital event.

        In July 2013, the Company adopted the 2013 Stock and Incentive Plan, which permits the Company to issue stock options, restricted stock units, and restricted stock to eligible employees. No awards have been granted to date.

        On August 15, 2013, the Company entered into an agreement to sell certain assets used to support the intermodal drayage services product offering. The Company received $1,237,400 in cash in exchange for these assets. In addition, the buyer agreed to lease certain revenue equipment previously used for intermodal drayage services. Also as part of the lease agreement, the buyer has unconditionally guaranteed a residual value on the leased revenue equipment.

        Through and including                        , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Transport America, Inc.

                              Shares of Common Stock

Prospectus

                        , 2013

Baird	Stifel

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13    Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than underwriting discounts, expected to be incurred by the registrant in connection with the sale of the common stock being registered. All amounts are estimates except the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee.

SEC registration fee	$
FINRA filing fee
NASDAQ listing fee		*
Blue sky fees and expenses
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment.

Item 14    Indemnification of Directors and Officers.

        We are subject to Minnesota Statutes Chapter 302A, the Minnesota Business Corporation Act. Section 302A.521 of the Minnesota Business Corporation Act provides in substance that, unless prohibited by its articles of incorporation or bylaws, a corporation must indemnify an officer or director who is made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if certain criteria are met. These criteria, all of which must be met by the person seeking indemnification, are (a) that such person has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (b) that such person must have acted in good faith; (c) that no improper personal benefit was obtained by such person and such person satisfied certain statutory conflicts of interest provisions, if applicable; (d) that in the case of a criminal proceeding, such person had no reasonable cause to believe that the conduct was unlawful; and (e) that, in the case of acts or omissions occurring in such person's performance in an official capacity, such person must have acted in a manner such person reasonably believed was in the best interests of the corporation or, in certain limited circumstances, not opposed to the best interests of the corporation.

        In addition, Section 302A.521, subd. 3, requires payment by us, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a majority of the disinterested board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of disinterested directors, by special legal counsel, by the disinterested shareholders, or by a court.

        We also maintain a director and officer insurance policy to cover our company, our directors and our officers against certain liabilities.

        Our articles of incorporation state that to the fullest extent permitted by the Minnesota Business Corporation Act, a director of ours shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

        Our bylaws require us to indemnify all of our officers and directors, for such expenses and liabilities, in such manner, under such circumstances and to such extent as required or permitted by the Minnesota Business Corporation Act, as now enacted or hereafter amended.

Item 15    Recent Sales of Unregistered Securities.

        The following list sets forth information regarding all securities sold by us in the three years preceding the filing of this registration statement which were not registered under the Securities Act:

        On January 12, 2011, as partial consideration for the acquisition of Southern Cal, after giving effect to a post-closing adjustment, we issued 12,511 shares of our common stock to Kenneth R. Adams, 8,266 shares of our common stock to the Kenneth R. Adams 2010 Three Year Trust and 4,900 shares of our common stock to Philip G. DeSimone. After giving effect to the post-closing adjustment, Southern Cal was acquired for $21.2 million, consisting of $15.3 million in cash and 25,677 shares of common stock.

        These shares were issued without registration in reliance on the exemption afforded by Section 4(2) of the Securities Act.

Item 16    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement*
3.1	Articles of Incorporation of the Registrant, as currently in effect**
3.2	Articles of Amendment, filed April 6, 2006, to the Articles of Incorporation of the Registrant, as currently in effect**
3.3	Articles of Amendment, filed May 7, 2009, to the Articles of Incorporation of the Registrant, as currently in effect**
3.4	Articles of Amendment, filed July 31, 2013, to the Articles of Incorporation of the Registrant, as currently in effect**
3.5	Form of Second Amended and Restated Articles of Incorporation of the Registrant, to be in effect upon the completion of this offering*
3.6	Bylaws of the Registrant, as currently in effect**
3.7	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering*
4.1	Form of Common Stock Certificate*
4.2
Shareholders' Agreement, among Patriot Holding Corp., Transport Investors, LLC, Kenneth R. Adams, Kenneth R. Adams as Trustee of the Kenneth R. Adams 2010 Three-Year Trust and Philip G. DeSimone, dated January 12, 2011**

Exhibit Number	Description of Document
5.1	Form of Opinion of Dorsey & Whitney LLP*
10.1	Employment Agreement between Transport Corporation of America, Inc. and Scott C. Arves, dated November 20, 2006+
10.2	Employment Agreement between Patriot Acquisition Corporation and Mark J. Emmen, dated January 6, 2006+
10.3	Employment Agreement between Patriot Acquisition Corporation and Keith R. Klein, dated January 6, 2006+
10.4	Letter Agreement between Patriot Holding Corp. and Michael J. Paxton, dated January 12, 2007+
10.5	Amended and Restated Patriot Holding Corp. Phantom Stock Plan, dated July 31, 2013+*
10.6	Transport America, Inc. 2013 Stock and Incentive Plan+*
10.7	Subordinated Note Purchase Agreement, between Marathon Fund Limited Partnership V and Patriot Holding Corp., dated January 12, 2011**
10.8	First Amendment to Subordinated Note Purchase Agreement between Patriot Holding Corp. and Marathon Fund Limited Partnership V, dated July 26, 2013**
10.9
Loan, Security and Guaranty Agreement, among Transport Corporation of America, Inc., Southern Cal Transport, Inc. (f/k/a Saints Acquisition, Inc.), Adway Leasing, LLC and certain other subsidiaries of the foregoing, as Borrowers and Guarantors, Patriot Holding Corp., as a Guarantor, Bank of America, N.A., as Agent, and the financial institutions from time to time party thereto, as Lenders, dated January 12, 2011**
10.10
First Amendment to Loan, Security and Guaranty Agreement, among Transport Corporation of America, Inc., Southern Cal Transport, Inc., Patriot Holding Corp., and Bank of America, N.A., dated September 30, 2011**
10.11
Second Amendment to Loan, Security and Guaranty Agreement, First Agreement to Pledge Agreement and Consent, among Transport Corporation of America, Inc., Southern Cal Transport, LLC, Patriot Holding Corp. and Bank of America, N.A., dated January 9, 2012**
10.12
Third Amendment to Loan, Security and Guaranty Agreement, among Transport Corporation of America, Inc., Southern Cal Transport, LLC, Patriot Holdings Corp. and Bank of America, N.A., dated as of July 26, 2013**
21.1	Subsidiaries of the Registrant**
23.1	Consent of KPMG LLP*
23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)*
24.1	Powers of Attorney (included in signature page)*

*
To be filed by amendment

**
Previously filed

+
Indicates a management contract or compensatory plan

  (b)
  Financial Statement Schedule

Item 17    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Eagan, State of Minnesota, on                        , 2013.

TRANSPORT AMERICA, INC.
By:	Scott C. Arves President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott C. Arves, Mark J. Emmen and Keith R. Klein and each of them to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every other act on behalf of the undersigned required to be done in connection therewith.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Scott C. Arves	President and Chief Executive Officer; Director (principal executive officer)	, 2013
Mark J. Emmen	Vice President and Chief Financial Officer (principal financial and accounting officer)	, 2013
Van Zandt Hawn	Director and Non-Executive Chairman	, 2013
Joseph M. Heinen	Director	, 2013
Michael J. Paxton	Director	, 2013

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Form of Underwriting Agreement*
3.1	Articles of Incorporation of the Registrant, as currently in effect**
3.2	Articles of Amendment, filed April 6, 2006, to the Articles of Incorporation of the Registrant, as currently in effect**
3.3	Articles of Amendment, filed May 7, 2009, to the Articles of Incorporation of the Registrant, as currently in effect**
3.4	Articles of Amendment, filed July 31, 2013, to the Articles of Incorporation of the Registrant, as currently in effect**
3.5	Form of Second Amended and Restated Articles of Incorporation of the Registrant, to be in effect upon the completion of this offering*
3.6	Bylaws of the Registrant, as currently in effect**
3.7	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering*
4.1	Form of Common Stock Certificate*
4.2
Shareholders' Agreement, among Patriot Holding Corp., Transport Investors, LLC, Kenneth R. Adams, Kenneth R. Adams as Trustee of the Kenneth R. Adams 2010 Three-Year Trust and Philip G. DeSimone, dated January 12, 2011**
5.1	Form of Opinion of Dorsey & Whitney LLP*
10.1	Employment Agreement between Transport Corporation of America, Inc. and Scott C. Arves, dated November 20, 2006+
10.2	Employment Agreement between Patriot Acquisition Corporation and Mark J. Emmen, dated January 6, 2006+
10.3	Employment Agreement between Patriot Acquisition Corporation and Keith R. Klein, dated January 6, 2006+
10.4	Letter Agreement between Patriot Holding Corp. and Michael J. Paxton, dated January 12, 2007+
10.5	Amended and Restated Patriot Holding Corp. Phantom Stock Plan, dated July 31, 2013+*
10.6	Transport America, Inc. 2013 Stock and Incentive Plan+*
10.7	Subordinated Note Purchase Agreement, between Marathon Fund Limited Partnership V and Patriot Holding Corp., dated January 12, 2011**
10.8	First Amendment to Subordinated Note Purchase Agreement between Patriot Holding Corp. and Marathon Fund Limited Partnership V, dated July 26, 2013**
10.9
Loan, Security and Guaranty Agreement, among Transport Corporation of America, Inc., Southern Cal Transport, Inc. (f/k /a Saints Acquisition, Inc.), Adway Leasing, LLC and certain other subsidiaries of the foregoing, as Borrowers and Guarantors, Patriot Holding Corp., as a Guarantor, Bank of America, N.A., as Agent, and the financial institutions from time to time party thereto, as Lenders, dated January 12, 2011**
10.10
First Amendment to Loan, Security and Guaranty Agreement, among Transport Corporation of America, Inc., Southern Cal Transport, Inc., Patriot Holding Corp., and Bank of America, N.A., dated September 30, 2011**

Exhibit Number	Description of Document
10.11	Second Amendment to Loan, Security and Guaranty Agreement, First Agreement to Pledge Agreement and Consent, among Transport Corporation of America, Inc., Southern Cal Transport, LLC, Patriot Holding Corp. and Bank of America, N.A., dated January 9, 2012**
10.12
Third Amendment to Loan, Security and Guaranty Agreement, among Transport Corporation of America, Inc., Southern Cal Transport, LLC, Patriot Holdings Corp. and Bank of America, N.A., dated as of July 26, 2013**
21.1	Subsidiaries of the Registrant**
23.1	Consent of KPMG LLP*
23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)*
24.1	Powers of Attorney (included in signature page)*

*
To be filed by amendment

**
Previously filed

+
Indicates a management contract or compensatory plan